
05007524

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME China Resources Enterprise

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4177 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/2/05

2004



華潤創業有限公司
China Resources Enterprise, Limited



好生活 新開始

Fresh Start Better Life Ahead

真鑒昨日 Yesterday...

華潤創業有限公司始於葵涌的工業物業發展項目「達利中心」。其後經過多次收購活動，其中主要向母公司收購，興起了華潤創業中國概念股的故事，激發起九十年代中期的紅籌熱潮。

China Resources Enterprise, Limited started with an industrial property development project "Riley House" in Kwai Chung. Following subsequent acquisitions, mainly from the parent company, our story took off as a China concept stock and fuelled the red chip frenzy in the mid-nineties.



時至今日 Today...

本集團已重整業務重點，施行零售帶動分銷策略，集中從事四項核心業務：零售、食品、飲品及紡織。華潤創業矢志成為區內最大的消費品公司，在其業務領域中早已建立起領導地位，大部分營業額和資產均位於中國。

We have re-aligned our businesses focus under a retail-led distribution strategy with four core businesses – retail, food, beverage and textile. Aspiring to become the largest consumer company in China, CRE has already established leading presence in our business domains with most of our turnover and assets in China.



vanguard

目錄 Contents

公司概況

華潤創業有限公司乃於香港聯合交易所上市的公司，業務重心在於中國大陸及香港的消費業務。為盡量增加各項業務之間的營運協同效益，本集團致力全力推行獨特的零售帶動分銷模式。在此模式下，本集團的若干業務，包括食品、紡織以及飲品業務將會成為零售業務供應鏈的一部分，並將在協同效益的推動下與零售業務同步增長。

China Resources Enterprise, Limited is a listed company on the Hong Kong Stock Exchange, with business emphasis on the consumer sector of the Chinese Mainland and Hong Kong. To maximize the operational synergies among various businesses, the Group is committed to a unique retail-led distribution model. Under this model, some of the Group's businesses, including food, textile as well as beverage, will form part of the supply chain for the retail business and they will grow synergistically together with the retail business.

二零零四年里程碑

四月 4 April

- 完成全球路演，超市業務的管理層亦有參與其中
- A global roadshow with the participation of the management from the supermarket operation was completed

五月 5 May

- 完成將浙江錢啤集團股份有限公司重組為合資公司，由本集團持有70%股權
- 完成向安徽龍津集團收購安徽省兩間釀酒廠的90%權益
- The restructuring of Zhejiang Qianpi Group Company Limited into a joint venture company with a 70% shareholding was completed
- The acquisition of a 90% interest in two breweries in Anhui Province from Lonking Group Co., Ltd. was concluded

七月 7 July

- 完成收購深圳市食品總公司的70%權益
- The acquisition of a 70% interest in Shenzhen General Food Corporation was completed

八月 8 August

- 飲品業務宣佈在東莞投資建設全新釀酒廠
- The beverage operation announced the greenfield brewery investment in Dongguan

九月 9 September

- 收購蘇果超市有限公司額外24.25%股權一事獲中華人民共和國商務部批准
- The acquisition of an additional 24.25% equity interest in Suguo Supermarket Co., Ltd. was approved by the Ministry of Commerce of the People's Republic of China

十月 10 October

- 完成收購Lion Nathan Limited在中國的釀酒廠
- 透過公開拍賣收購成都城市燃氣有限公司的36%股權
- 在歐洲貨幣雜誌舉辦的企業管治調查中高踞綜合企業之首，並在新興市場的公司之中排行第六
- The acquisition of Lion Nathan Limited's breweries in China was completed
- The 36% stake in Chengdu City Gas Co. Ltd was bought in a public auction
- The Group was ranked the first in corporate governance among conglomerates and the sixth among companies in the emerging markets, in a survey conducted by Euromoney Magazine

十一月 11 November

- 石油及化學品分銷業務簽訂協議出售其於青島齊潤石油化工有限公司的30%股權
- The petroleum and chemical distribution operation signed the agreement to dispose of its 30% stake in Qingdao Qirun Petrochemical Co., Ltd

十二月 12 December

- 宣佈分別增持華潤萬家有限公司及蘇果超市有限公司的股權35%及11.5%的建議
- The proposed increase in stakes in China Resources Vanguard Co., Ltd. and Suguo Supermarket Co., Ltd. by additional 35% and 11.5% respectively was announced


每股盈利
Earnings Per Share
(港幣元 HK$)
2004
2003
2002
0.76
0.70
0.68
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8


股東權益
Shareholders' Funds
(港幣千元 HK$'000)
2004
2003
2002
15,781,568
13,442,534
12,938,776
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
14,000,000
16,000,000


每股資產淨值：賬面值
Net Assets Per Share: Book Value
(港幣元 HK$)
2004
2003
2002
7.43
6.43
6.22
0
1
2
3
4
5
6
7
8

	二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000	二零零二年(重列)[4] 港幣千元 2002 (Restated)[4] HK$'000
營業額 Turnover	**47,078,103**	34,655,172	28,822,019
經營溢利 Profit from operations	**2,112,172**	1,536,904	1,806,598
應佔聯營公司業績 Share of results of associates	**495,290**	484,686	449,930
股東應佔溢利 Profit attributable to shareholders	**1,603,249**	1,455,177	1,404,933
每股盈利[1](港幣) Earnings per share[1] (HK$)	**$0.76**	$0.70	$0.68
每股股息(港幣) Dividend per share (HK$)			
中期 Interim	**$0.11**	$0.10	$0.09
末期 Final	**$0.16**	$0.14	$0.13
	$0.27	$0.24	$0.22
特別中期 Special interim	–	註2 Note2	0.25

	於二零零四年 十二月三十一日 港幣千元 **At 31 December 2004** **HK$'000**	於二零零三年 十二月三十一日 港幣千元 At 31 December 2003 HK$'000	二零零二年(重列)[4] 十二月三十一日 港幣千元 At 31 December 2002 (Restated)[4] HK$'000
股東權益 Shareholders' funds	**15,781,568**	13,442,534	12,938,776
少數股東權益 Minority interests	**4,811,653**	3,858,801	3,290,057
綜合借款淨額 Consolidated net borrowings	**4,980,613**	2,856,490	1,482,909
負債比率[3] Gearing ratio[3]	**24.19%**	16.51%	9.13%
流動比率 Current ratio	**1.26**	1.29	1.29
每股資產淨值: Net assets per share:			
賬面值(港幣) Book value (HK$)	**$7.43**	$6.43	$6.22

附註:
1. 每股盈利乃將股東應佔溢利除以年內已發行股份之加權平均數計算。
2. 每持有十股本公司股份獲派發一股華潤水泥控股有限公司之股份作為特別股息。
3. 負債比率指借款淨額與股東權益及少數股東權益之比例。
4. 比較數字已經重列,以便符合本年度會計政策之遞延税項改變。

Notes:
1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year.
2. A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed.
3. Gearing ratio represents the ratio of net borrowings to shareholders' funds and minority interests.
4. The comparatives have been restated to conform with the current year presentation in light of the change in accounting policy for deferred taxation.

營業額及溢利分析表
Analysis of Turnover and Profit

截至二零零四年十二月三十一日止年度 for the year ended 31 December 2004

各項業務之營業額
Turnover by segment

2004	2003



8%
1%
11%
11%
40%
29%



1%
9%
1%
11%
36%
14%
28%

各項業務之股東應佔溢利
Profit attributable to shareholders by segment

2004	2003



18%
30%
18%
5%
6%
23%



23%
27%
-6%
18%
22%
10%
6%

石油及化學品經銷 Petroleum and Chemical Distribution
食品加工及經銷 Food Processing and Distribution
物業 Property
零售 Retail
飲品 Beverage
投資及其他業務 Investments and Others
紡織 Textile

截至二零零四年十二月三十一日止年度 for the year ended 31 December 2004

	二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000
各項業務之營業額 **Turnover by segment**		
石油及化學品經銷 Petroleum and Chemical Distribution	**18,680,861**	12,565,348
零售 Retail	**13,898,114**	9,827,128
食品加工及經銷 Food Processing and Distribution	**5,433,955**	4,801,464
飲品 Beverage	**5,079,388**	3,950,167
紡織 Textile	**3,851,037**	3,201,798
物業 Property	**306,997**	279,876
投資及其他業務 Investments and Others	**–**	180,069
小計 **Subtotal**	**47,250,352**	34,805,850
對銷業務間之交易 Elimination of inter-segment transactions	**(172,249)**	(150,678)
總額 **Total**	**47,078,103**	34,655,172
各項業務之股東應佔溢利 **Profit attributable to shareholders by segment**		
石油及化學品經銷 Petroleum and Chemical Distribution	**524,520**	424,068
零售 Retail	**82,980**	(98,763)
食品加工及經銷 Food Processing and Distribution	**396,162**	339,906
飲品 Beverage	**112,956**	98,162
紡織 Textile	**6,530**	165,891
物業 Property	**311,474**	278,686
投資及其他業務 Investments and Others	**319,806**	367,587
小計 **Subtotal**	**1,754,428**	1,575,537
公司總部利息淨額及費用 Net corporate interest and expenses	**(151,179)**	(120,360)
總額 **Total**	**1,603,249**	1,455,177


華潤
與您攜手 改變生活

致列位華潤創業投資者：

本人謹以華潤創業新任主席的身份，向　閣下呈上此信函，並概述本集團於過去及現在為驅策公司前進而進行的工作。華潤創業於一九九二年上市後，經歷巨大的變革、業務重心轉移及策略變動，亦經歷了多次經濟考驗。　閣下的忠實支持實在不可或缺，得見本集團今日表現卓越、發展蓬勃，相信　閣下亦會感到欣慰。

毋庸置疑，此實為公司前人的功勞。若非前人艱辛拓荒及敏銳的生意觸角，本集團這些年來未必會如此快速進步。

回望昨日…

回顧過去，華潤創業始於葵涌的工業物業發展項目「達利中心」。其後經過多次收購活動，其中主要向母公司收購，興起華潤創業中國概念股的故事，並激發起九十年代中期的紅籌熱潮。當時，本集團大部分業務均位於香港。隨著蓬勃的地產市道，本集團獲評定為地產股。青衣住宅發展項目預售反應熱烈，佔一九九七年財政年度公司盈利接近半數，而其後三年亦一直穩佔重要位置。

在亞洲金融風暴後，華潤創業為重新刺激盈利增長，遂於二零零零年進行重組計劃，變為一間分銷公司，藉此把握中國加入世貿所帶來的機會。很久以前，集團先導者已有先見之明，著力發展彼等認為有無比增長前景的基本消費品業務。如相互之間得以發揮協同效益，則可進一步提高價值。二零零二年，本集團引入獨特的零售帶動分銷模式，推動該等有關消費者的分銷業務整體增長。華潤創業已由一間投資控股公司，逐漸變為管理其本身業務的公司。

時至今日…

全賴　閣下不斷支持及前人奠下穩固根基，華潤創業已作出多項重要的業務成就。時至今日，本集團大部分營業額和資產均位於中國，並擁有四項核心業務：零售、食品、飲品及紡織。華潤創業矢志成為中國最大的消費品公司，在其業務領域中已建立起領導地位，現時正逐步實現理想。

超市業務乃本集團模式的推動力之一，以營業額計算已成為江蘇省及廣東省的市場領導者。二零零四年，本集團的銷售額在中國當地超市經營商之中排行第二。

經過在大陸啤酒市場努力耕耘十年後，以生產能力計算，本集團現已成為最大的釀酒商。本集團能在收購活動活躍前建立規模，亦擁有將虧蝕釀酒廠扭虧為盈的佳績，對此甚感驕傲。

食品分銷業務亦健康增長，在香港食品分銷業內享有領導地位，現在更踏足大陸市場。去年，本集團的紡織業務面對種種挑戰。然而，經過重新定位後，紡織業務現已準備就緒，以把握日後的增長勢頭。

放眼明天…

踏入二零零五年，集團樂見機會處處。本集團將繼續加強對核心業務尤其是在中國市場的投資，同時確保集團採取的每個行動均符合閣下的最佳利益。

為進一步強化業務組合，並將力量及資源加以集中，本集團的目標是盡快出售其餘非核心業務。

本集團明瞭，成功關鍵不僅在於業務策略。本集團近來對董事局及管理團隊作出若干變動，並將繼續廣攬賢能加盟本集團。董事局及管理團隊獲授權執行計劃，成績理想。我們謹向　閣下保證，本集團將繼續追求卓越，不停增長。

主席
宋林

二零零五年四月八日

China Resources
Better Life Together

Dear CRE Investors.

I am honoured to present this letter to you as the new Chairman of CRE and summarise what we have done and what we are doing to drive the company forward. After listing in 1992, CRE has undergone tremendous transformation, changes in business focuses and strategies, and also weathered through a number of economic challenges. Your staunch support has played an indispensable role, and you should be pleased to see how healthy and energetic we are today.

Needless to say, we have the forerunners of the company to thank. Without their pioneer work and strong business acumen, we might not have grown so much through all these years.

Yesterday ...

Just a short recap, CRE started with an industrial property development project "Riley House" in Kwai Chung. Following subsequent acquisitions, mainly from the parent company, the CRE story took off as a China concept stock and fuelled the red chip frenzy in the mid-nineties. At that time, most of our businesses were in Hong Kong. We rode on the property boom and were rated as a property stock. The successful presale of the residential development project at Tsing Yi had contributed up to half of the company's earnings in 1997 and remained significant for the following three years.

In a bid to reinvigorate our earnings after the Asian financial crisis, CRE embarked on a restructuring plan in 2000 to transform itself into a distribution company to capture the opportunities from China's entry to the WTO. Long time ago, our predecessors already had the foresight to develop the basic consumer product businesses which they believed would have unparalleled growth prospects. Value could further be enhanced if synergies were created between them. In 2002, a unique retail-led distribution model was introduced to use retail business as the driver for the overall growth of these consumer-related distribution businesses. CRE has gradually evolved from an investment holding company into one that manages its own businesses.

Today ...

With your continuous support and the strong foundation laid by my predecessors, CRE has made a lot of significant accomplishments in our pursuits. Today, most of our turnover and assets are in China. There are four core businesses including retail, food, beverage and textile. Aiming to become the largest consumer company in China, CRE has already established leading presence in our business domains and is on the way to turn vision into reality.

Our supermarket operation, one driver of our model, has become a market leader in Jiangsu and Guangdong provinces in terms of turnover. Our sales ranked second among the local supermarket operators in China in 2004.

After a decade of hard work in the mainland beer market, we are now the largest brewer by production capacity. We take pride in building our scale before acquisition activities became rampant and having a solid track record of turning around loss-making breweries.

Food distribution is also growing healthily. It enjoys leadership in the food distribution arena in Hong Kong and is now laying its footprints in the mainland. Our textile business met with some challenges last year. However, after reorientation, it is now well positioned to seize future growth.

Tomorrow ...

As we move into 2005, we see many promising opportunities. We will continue to step up our investments in the core businesses, especially in the China market, while ensuring that every step we make aligns with your best interest.

To further strengthen the business portfolio and to pull the strengths and resources together, it is our objective to divest from the remaining non-core businesses as soon as possible.

We understand that the key to success requires more than just business strategies. Recently, we have made some changes in the board and the management team, and we will continue to invite individuals with great calibre to join. The board and our management team have the mandate to execute the plan and deliver results. You can be rest assured of our quest for excellence, and we will never stop growing.



Charley Song
Chairman

8 April 2005



宋林
Song Lin

在國民收入日益增加、追求生活時尚的改變下，中國大陸的消費市場尚處孩提時期，增長空間廣闊。憑著本集團發展成熟的市場地位、獨特的業務模式和穩健的財務狀況，本集團日後勢必有進一步的增長。

Chinese Mainland's economic growth remains strong and vibrant on the back of rising incomes and changing lifestyle, its consumer market is in the infancy of development with plentiful opportunities. With our established market presence, unique business model and strong financial position, the Group is poised for further growth.

末期業績

在大致平穩的經營環境下，本集團在二零零四年表現理想。截至二零零四年十二月三十一日止年度的綜合營業額較二零零三年上升35.8%至港幣47,078,100,000元的歷史新高。股東應佔溢利為港幣1,603,200,000元，較去年高出10.2%。按加權平均基準計算，每股盈利為港幣0.76元，而二零零三年為港幣0.70元。

FINAL RESULTS

Against a broadly steady operating environment, the Group reported solid performance in 2004. Consolidated turnover for the year ended 31 December 2004 rose by 35.8% over 2003 to a record HK$47,078.1million. Profit attributable to shareholders was HK$1,603.2million, 10.2% higher than in the previous year. Earnings per share, on a weighted average basis, was HK$0.76 compared to HK$0.70 in 2003.

股息

董事局建議於二零零五年六月十七日或前後，向於二零零五年五月三十日名列本公司股東名冊的股東派發二零零四年年度末期股息，每股港幣0.16元(二零零三年：每股港幣0.14元)，連同中期股息每股港幣0.11元，二零零四年的派息總額將達每股港幣0.27元(二零零三年：每股港幣0.24元)。不計算於二零零三年七月以實物分派形式派發的華潤水泥控股有限公司股份作為特別中期股息，則較二零零三年增加13%。

DIVIDENDS

The Board recommends a final dividend of HK$0.16 per share for 2004 (2003: HK$0.14 per share) payable on or about 17 June 2005 to shareholders whose names appear on the Register of Members of the Company on 30 May 2005. Together with the interim dividend of HK$0.11 per share, the total distribution for 2004 will amount to HK$0.27 per share (2003: HK$0.24 per share). This represents 13% growth over 2003, excluding the payment of a special interim dividend of shares in China Resources Cement Holdings Limited by way of a distribution in specie in July 2003.

暫停辦理股份過戶登記手續

本公司將於二零零五年五月三十日至二零零五年六月二日(包括首尾兩天)暫停辦理股份過戶登記。為符合獲派末期股息的資格，所有填妥的過戶表格連同有關股票，必須於二零零五年五月二十七日下午四時三十分前送達本公司的股份過戶處—標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

CLOSURE OF REGISTER

The Register of Members will be closed from 30 May 2005 to 2 June 2005, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of Ground floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 27 May 2005.

策略施行

企業策略

為了帶動企業發展，以及把握中國大陸蓬勃增長的消費市場，本集團現時採納獨特的零售帶動分銷模式。過去幾年，本集團已重組其非核心業務，將重心轉移至核心消費業務。二零零三年，本集團成功重組水泥業務，並以實物分派方式向股東分派股息。此外，本公司已出售其透過一間共同控制實體持有於香港國際機場的航空燃油設施的權益。二零零四年，本公司亦已售出其於青島齊潤石油化工有限公司(擁有及經營青島若干儲油設施)的股權。

STRATEGY IMPLEMENTATION

Corporate strategy

To lead corporate development and to capitalize on the booming consumer market in the Chinese Mainland, the Group is adopting a unique retail-led distribution model. Over the past several years, the Group has been restructuring its non-core businesses so as to shift its focus to the core consumer businesses. In 2003, the Group successfully reorganized the concrete business and distributed the interest to our shareholders in the form of a dividend in specie. We also sold our interest in the aviation fuel facility at the Hong Kong International Airport held through a jointly controlled entity. In 2004, our equity interest in Qingdao Qirun Petrochemical Co., Ltd, which owns and operates some oil storage facilities in Qingdao, was also disposed.

營業額地區分佈
Turnover by geographic region



100%
50%
0%
8%
9%
9%
2002
2003
2004
中國內地
Chinese Mainland
香港
Hong Kong
其他
Others

除稅前溢利地區分佈
Profit before tax by geographic region



100%
50%
0%
3%
4%
5%
2002
2003
2004
中國內地
Chinese Mainland
香港
Hong Kong
其他
Others

同時，本集團一直投資於核心消費業務。截至二零零四年十二月三十一日止年度，本集團產生資本開支港幣4,989,100,000元，較二零零三年增加一倍，主要投放於零售、飲品及食品業務。藉著將更多資源分配到核心業務及撤出非核心業務，將可為股東創造更大價值。

At the same time, the Group has been investing in the core consumer businesses. For the year ended 31 December 2004, the Group incurred HK$4,989.1 million on capital expenditure, a double from 2003, with a majority on retail, beverage and food businesses. By allocating more resources to the core businesses and divesting from the non-core businesses, this will derive higher value for our shareholders.

本集團已按計劃加快於中國大陸投資。在回顧年度內，約51.1%營業額及44.7%除稅前溢利乃來自大陸，截至二零零三年十二月三十一日止年度則分別為47.5%及25.8%。

The Group has accelerated its investments in the Chinese Mainland as planned. For the year under review, about 51.1% of turnover and 44.7% of profit before tax was from the mainland, compared with 47.5% and 25.8% respectively in the year ended 31 December 2003.

此外，儘管零售帶動分銷策略仍未成熟，推行此策略時仍取得理想進展。本集團的食品、飲品及紡織業務已開始成為超市業務供應鏈的一部分。尤其是食品業務，長久以來為香港超市供應新鮮肉類、蔬菜、稻米及其他食品產品，乃香港超市的最大供應商。本公司的中藥連鎖店「華潤堂」亦開始在本公司的超市內經營其櫃台。

On the other hand, satisfactory progress has been made in the implementation of the retail-led distribution strategy, though it is still at an early stage. The Group's food, beverage and textile operations have started to form part of the supply chain for our supermarket business. In particular, the food operation, which has a long history of supplying fresh meat, vegetables, rice and other food products to our supermarkets in Hong Kong, is their largest supplier. Our Chinese medicine store chain, CR Care, has also started to operate its counters in our supermarket stores.

業務策略

BUSINESS STRATEGY

本集團一直著重品牌發展，而去年的力度尤大。二零零四年七月，本公司的釀酒業務就「雪花」展開針對新一代的新宣傳活動。「雪花」被宣傳為與「成長」有關的品牌，故與個人成長的喜樂及成就息息相關。在此感情牽動之下，預期可進一步建立「雪花」的獨特品牌地位。此外，於二零零四年十月，本公司的啤酒業務投資控股公司—華潤啤酒有限公司易名為華潤雪花啤酒有限公司，藉此聯繫全國性之「雪花」品牌與公司稱號。

The Group has put a heavy emphasis on branding and last year was particularly momentous. In July 2004, our brewery operation started a new advertising campaign on "Snow" targeting the new generation. "Snow" is being marketed as the brand associating with "life's progression" and, hence, linking with the joy and achievements as one grows up. With this sentimental attachment, it is expected to further differentiate the brand positioning of "Snow". In addition, in October 2004 the beer investment holding company, China Resources Breweries Ltd., was renamed as China Resources Snow Breweries Ltd. to create an integrated identification of the national brand "Snow" with the company name.

超級市場業務亦已由本年年初開始，為其香港超級市場重新塑造品牌，採用與內地一致的新徽號設計。預期進行內部粉飾和增加新鮮食品比例後，可以擴大顧客層面。在中國大陸，本集團於去年下半年推出兩個自有品牌，分別為「Premium Plus」和「簡約組合」，主要用於華南地區的大型超市和超級廣場。在去年年底，此兩個自有品牌約有62個 SKU，主要用於紙品、清潔用品、洗衣用品和保健美容護理品。初步銷售成績不俗。

The supermarket operation has also embarked on a re-branding exercise since the beginning of this year for the supermarkets in Hong Kong with a new logo design consistent with that adopted in the Chinese Mainland. Coupled with internal renovation and increase in fresh food proportion, the customer base is expected to become broader. In the Chinese Mainland, two private labels, "Premium Plus" and "簡約組合" were introduced in the second half of last year, mainly in the hypermarkets and superstores in the southern region. At the end of last year, there were about 62 SKUs in these two private labels mainly in paper products, cleansing products, laundry and other health and beauty care products. The initial sales results were encouraging.

超級市場業務持續進行改進模式的活動，以改善其業態的核心實力。去年，本集團竭力改進超級廣場的模式，華南和華北地區新開設的超級廣場表現非常理想。今年，本集團將會試行一個名為Olé的新業態，Olé屬較高級生活時尚專門店，主攻高檔次消費者，所售賣的是緊貼潮流、以價值為本的商品，集中於服飾、家居用品和食品。另外亦有較高比例的自有品牌。

The supermarket operation has an ongoing re-modeling exercise so as to improve the core competence of its store formats. Last year, strenuous efforts were put in modeling superstore, and the new superstores opened in southern and northern China reported very satisfactory performance. This year, the Group will test a new format called Olé, which is a higher-end lifestyle concept specialty store targeting the upscale consumers. Merchandise will be fashionable, value-oriented and concentrate on apparel, household and food. There will also be a higher proportion of private labels.

除塑造品牌外，亦在不同層面實行了其他業務策略。本集團的超級市場業務現正整合其於非全資附屬公司的股權，以發展較為有效率的供應鏈，促使進一步減省成本。本集團的超級市場業務把握內地經濟降溫措施之形勢，審慎收購若干現有的店鋪物業，皆因預計長遠而言此等物業的租金和資本值將會穩步上升。此外，本集團的食品分銷業務已進入中國大陸的肉食市場，以主要城市為目標。紡織業務的技術改造計劃將可提升本集團的營運效率，及增加高檔產品的比例，提高整體邊際利潤。儘管石油及化學品經銷業務並不屬於核心業務模式以內，但也正在尋求管道燃氣市場的增長機會。

Apart from branding, other business strategies have also been implemented at different levels. Our supermarket operation is consolidating its shareholdings in the non-wholly owned subsidiaries to develop a more efficient supply chain and enable further cost savings. Taking advantage of the tightening measures to slow down the mainland economy, the supermarket operation is also prudently purchasing some existing store properties as their rental and capital value are expected to rise steadily in the long term. In addition, our food distribution business has entered the Chinese Mainland meat market with a target on the major cities. The technology upgrade program of our textile business will enhance our operational efficiency and increase the proportion of high end products, boosting the overall margins. Our petroleum and chemical distribution business, though falls outside the core business model, is also looking for growth opportunities in the piped gas market.

經營環境

本集團的經營環境充滿競爭，但增長迅速。中國大陸二零零四年零售額增長13.3%至約人民幣54,000億元，市場整合亦已加快。三十大零售商佔總體零售額約7.1%，在二零零三年則佔5.7%。在三十大零售商所產生的人民幣3,850億元總銷售中，超市經營商已佔當中約53%，反映此一現代購物模式繼續發展迅速。根據中國商務部編製的「二零零四年全國前三十家商業連鎖企業」資料，本集團的超級市場業務按營業額計算，位列本土超級市場經營商第二位。

去年，大陸釀酒市場的總產量亦增加約15%至2,880萬千升，為過去十年最大升幅。於二零零四年，三大市場參與者佔市場份額約33%，相比之下二零零零年則僅約為19%。本集團的釀酒業務去年約佔11%市場份額。

於二零零四年，中國大陸的紗線和布匹產量較上一年度增加18%和22%。本集團的紗線和布匹產量比同期分別增加34%和0.6%。技術改造和產品組合調整對山東省布匹生產造成了一定干擾。

中國大陸的肉類行業增長穩定，消耗量平均每年增長約6%。中國人均豬肉消耗量以國際標準而言仍然低企。隨著中國的生活水平日益改善，家庭收入日益提升，將有助帶動豬肉消耗量增長，拉近與較發達國家的距離。

香港經濟繼二零零三年年底復甦之後，去年續見改善，隨著消費者信心加強，旅遊業興旺，零售額增加10.8%。超市銷售及百貨銷售於二零零四年分別較上一年度增加3.0%及12.3%。就活畜消耗而言，本地出產及入口的生豬及牛隻於二零零四年已分別約達2,248,000頭和47,700頭，較二零零三年分別增長4%及5%。

OPERATING ENVIRONMENT

The Group operates in a competitive yet fast growing environment. Retail sales in the Chinese Mainland grew 13.3% in 2004 to about RMB5,400 billion and market consolidation had accelerated. The top 30 retailers constituted approximately 7.1% of the total retail sales, compared with 5.7% in 2003. Among the total sales of RMB385 billion generated by the top 30 retailers, supermarket operators represented around 53%, reflecting the continued rapid development of this modern format of shopping. Based on the 2004 Ranking of 30 Largest PRC Retail Chain Enterprises (二零零四年全國前三十家商業連鎖企業) compiled by the Ministry of Commerce of the PRC, the Group's supermarket operation ranked second among the local supermarket operators in turnover.

Total production volume of the mainland brewery market also increased by about 15% last year to 28.8 million kilolitres. This is the largest increase in the past ten years. In 2004, the top three players accounted for approximately 33% of the market, compared with about 19% in 2000. The Group's brewery operation enjoyed a market share of about 11% last year.

In 2004, the production of cotton yarns and fabrics in the Chinese Mainland increased by 18% and 22% respectively over the previous year. Our yarns and fabrics production increased by 34% and 0.6% respectively over the same period. Technology upgrade and product mix adjustment have caused some disruption in the production of fabrics in Shandong province.

There has been a stable growth in the mainland meat industry, with an average annual increase of approximately 6% in consumption. Pork consumption per capita in China is still very low on international scale. Improving living standards and rising household income in China will boost pork consumption and narrow the gap with more developed countries.

The Hong Kong economy continued to improve last year following a recovery towards the end of 2003. Retail sales increased by 10.8% alongside strong consumer confidence and buoyant tourism. Supermarket sales and department store sales increased by 3.0% and 12.3% respectively in 2004 over the previous year. For livestock consumption, locally produced and imported live pigs and cattle amounted to about 2,248,000 heads and 47,700 heads respectively in 2004. This represents respective growth of 4% and 5% over 2003.

企業管治

本集團堅信，實施良好企業管治實務及作出公允披露，是加強向股東負責的要素。本集團的企業目標之一，是維持良好和穩固的企業管治架構。

於二零零四年十一月，香港聯交所發佈企業管治常規守則及企業管治報告徵求意見草擬本總結。企業管治常規守則(「企業管治守則」)將對二零零五年一月一日或其後開始的會計期間生效(不包括對二零零五年七月一日開始的會計期間實施的內部監控環節)。本集團決意提升本身的企業管治水平，有鑑於此，董事局參考了企業管治守則，就其二零零四年的企業管治常規，自行編製本集團首份企業管治報告以供年報轉載。自願轉載企業管治報告，乃本集團不斷致力增加透明度的實際例子。

CORPORATE GOVERNANCE

The Group strongly believes that good corporate governance practices together with fair disclosure is essential to enhance its accountability to shareholders. It has been one of the Group's corporate objectives to maintain a good and solid corporate governance framework.

In November 2004, the Hong Kong Stock Exchange published the conclusions on the exposure of draft Code on Corporate Governance Practices and Corporate Governance Report. The Code on Corporate Governance Practices ("CG Code") will become effective for accounting periods commencing on or after 1 January 2005 (save for the internal control section which will be implemented for accounting periods commencing 1 July 2005). As part of the Group's determination to enhance its corporate governance standard, the Board has, on its own initiative, compiled the Group's first corporate governance report on its corporate governance practices for 2004 with reference to the CG Code for inclusion in this Annual Report. The voluntary inclusion of the corporate governance report serves as an example of the Group's continuous commitment to enhance its transparency.



左起：閻飈，劉百成，陳樹林，宋林，喬世波，鄺文謙，姜智宏，王群
from the left: Yan Biao, Lau Pak Shing, Chen Shulin, Song Lin, Qiao Shibo, Kwong Man Him, Keung Chi Wang, Wang Qun

自二零零二年十一月起，本集團已自願公佈季度財務和業務回顧，為恒生指數成份股當中首家主動公佈季度業績的綜合企業，遠早於香港聯交所將此列為主板發行人的建議最佳應用守則。於二零零四年內，上市規則經過修訂後，修改了關連交易和關連人士的定義。為確保本集團的管理人員對於新規則、披露規定和公司間交易所受影響有深入了解，本集團於去年九月舉辦了密集式工作坊。

Since November 2002, the Group has been voluntarily producing quarterly financial and operational review. We are the first conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange making it a recommended best practice for main board issuers. During 2004, the definitions of connected transactions and parties were amended under the revised listing rules. To ensure that managers of the Group have an in-depth understanding of the new rules, disclosure requirements and the impact on inter-company transactions, an intensive workshop was organized in September last year.

本集團在不斷提升企業管治水平方面的努力，獲得投資界肯定。於二零零四年，本集團獲亞洲金融雜誌四月號評為中國「最佳管理公司」之一。在歐洲貨幣雜誌於二零零四年九月進行的企業管治調查中，本集團名列綜合企業第一位以及新興市場公司第六位。此外，在亞洲貨幣雜誌二零零四年十二月／二零零五年一月號進行的「最佳管理公司」調查中，本集團獲評為最致力加強內部監控和風險管理的公司之一。另外，在香港董事學會企業管治水準報告中，本集團在五項最佳企業管治常規準則評分中，位列最佳25%之內。

The Group's continuous effort to improve its corporate governance standard has been recognised by the investment community. In 2004, the Group was rated one of the "Best Managed Companies" in China by FinanceAsia Magazine in its April issue. On a Corporate Governance poll conducted by Euromoney Magazine in September 2004, the Group ranked the first among conglomerates and the sixth among companies in the emerging markets. In addition, the Group was named one of most committed companies to strengthening internal controls and risk management at a "Best Managed Companies" poll organized by Asiamoney Magazine in its December 2004/January 2005 issue. The Group was also placed in the first quartile according to the Hong Kong Institute of Directors Corporate Governance Scorecard based on five major criteria of best corporate governance practice.

本集團將會不斷參考適行的監管規定和國際標準，時加檢討企業管治常規是否充足和有效。

The Group will continue to review the adequacy and effectiveness of its corporate governance practices from time to time, with reference to the prevailing regulatory requirements and international standards.

內部監控

本集團的內部監控制度對風險管理以及達成業務目標起著重要的作用。本集團的內部監控制度是為維護股東投資、保障本集團資產以及確保財務報表並無重大財務虛假陳述而設的。董事局有責任透過審核委員會，從整體業務層面維持充份的內部監控制度並定期檢討制度的效能。

INTERNAL CONTROL

The Group's internal controls system plays a key role in the management of risks that are significant to the fulfillment of business objectives. The Group's internal controls system has been designed to safeguarding shareholders' investments, protecting the Group's assets and assuring against material financial misstatements. The Board has the overall responsibility for maintaining an adequate system of internal controls and conducting regular review of its effectiveness through the Audit Committee.

根據截至二零零四年十二月三十一日止十二個月的評估，董事局已審閱並信納本集團的風險管理職能和內部監控制度之效能。董事局信納內部監控制度之設計是為給予合理保證，確保能夠鑑別並監察與本集團有關的業務風險，並確保在現時環境下，本集團的資產已獲保障，不會在未經授權的情況下被使用或出售，並確保本集團已設置適當的會計記錄，以及財務報表乃充份及恰當。

Based on the assessment for the twelve months ended 31 December 2004, the Board has reviewed and is satisfied with the effectiveness of Group's risk management function and internal controls system. The Board is satisfied that the internal controls system is designed to provide reasonable assurance that business risks attributable to the Group are identified and monitored, assets are safeguarded against unauthorized use or disposition, proper accounting records are maintained and financial statements are adequate and appropriate under the current environment.

社會責任

除對股東負責外，本集團相信對於普羅社群，本身亦肩負社會責任。去年，本集團參與一系列贊助及慈善活動，包括聯同義務工作發展局合辦的愛心傳城義賣大行動，向長者和弱勢社群派發逾萬套基本用品。本集團亦於二零零五年一月初，協助聯合國兒童基金會進行海嘯賑災活動。此外，本集團亦曾擔任二零零四年六月中國管理研究國際學會創會會議的主要贊助商，推動和促進學者進行中國管理研究。同時，本集團亦分別在香港金融分析師學會以及香港中文大學行政人員工商管理碩士課程的座談會之場合，分享本集團作為具領導地位的綜合企業的管理經驗。

SOCIAL RESPONSIBILITY

In addition to its responsibility to its shareholders, the Group believes that it also bears social responsibility for the wider community. Last year, we participated in a number of sponsorships and charity events, including a charity sales campaign (愛心傳城義賣大行動), jointly held with the Agency for Volunteer Service, where over ten thousand packs of staples were given out to the elderly and the under-privileged. The Group also aided the UNICEF in their Tsunami relief efforts in early January 2005. Moreover, to promote and facilitate scholars in the field of Chinese management research, the Group was the main sponsor at the International Association for Chinese Management Research Inaugural Conference in June 2004. At the same time, we also shared our management experience as a leading conglomerate with the Hong Kong Society of Financial Analysts and at a seminar of the EMBA programme by the Chinese University of Hong Kong.

投資者關係

本集團明白投資者以至市場人士的見解和觀感之重要性。於二零零四年四月，本集團完成全球非融資路演，與歐洲、美國和亞洲的投資者會面，而超市業務的管理層亦有參與其中。於二零零四年，公司高層連同不同業務單位的高級管理人員，透過單獨會議、考察本集團業務以及參與由金融機構安排的會議，與約400個基金經理和145個分析員進行會面。

本集團認為，上述活動不單讓投資者了解本集團的業務發展，集團本身亦有所得著。亞洲金融雜誌四月號讚譽本集團在投資者溝通方面所作出的努力，並評價本集團內負責投資者關係的執行董事為中國最佳投資者關係代表。

INVESTOR RELATIONS

The Group recognizes the importance of the views and perception of its investors and the market as a whole. In April 2004, the Group, with the participation of our supermarket management, completed a global non-deal roadshow to meet investors in Europe, the United States and Asia. During 2004, top management along with senior management of different business units met with around 400 fund managers and 145 analysts via one-on-one meetings, visits to our operations as well as conferences arranged by financial institutions.

While investors were able to keep a good track of our business development, we also found the experience rewarding. The Group's commitment in maintaining an open dialogue with investors was recognized by the FinanceAsia Magazine in its April 2004 issue in which our executive director responsible for IR was also rated the Best IR Representative for China.

前景

本公司去年進行主席交替，此乃本集團內部任命事宜，將會延續本集團銳意成為區內具領導地位的消費品公司之決心。本集團目前的管理團隊同樣全情投入，鬥心比前更強。本集團新任董事總經理陳樹林先生服務本集團多年，本人有信心陳先生將繼續帶領集團鞏固實力，不斷向前邁進。

國家對外商投資零售業的限制已於二零零四年十二月十一日解除，預料競爭將會加劇。超市經營商將會重新部署，務求以獨特姿態屹立於競爭之中。對於超市業務而言，去年在引進多項優化和理順業務的措施下，盈利能力有相當程度的改善。今年的目標是透過重塑業態、發展自有品牌和增進營運效率，進一步提升競爭力。鑑於香港目前市況良好，加上繼停止在中國大陸分銷利潤較低的品牌後，品牌時尚產品經銷業務回復較佳表現，本集團更有信心旗下的零售業務表現會繼續改善。

中國大陸啤酒市場在過去二十年迅速發展，市場整合的益處現在已逐漸浮現。本集團過往率先進軍啤酒市場，至今已在多個營運地區建立獨佔鰲頭的市場份額。本集團將繼續鞏固目前在東北、華北、西南、華中和華東地區的地位。在華南地區方面，本集團將審慎拓展，先在東莞新建釀酒廠，該廠房將於二零零六年初投產。本集團的全國性品牌「雪花」增長理想，是中國大陸增長最為迅速的品牌之一。雖然原材料成本上漲潛藏考驗，但啤酒已於去年開始漲價，理應可舒緩原材料成本增加之影響。

PROSPECTS

The change in chairmanship last year is an internal appointment and will further the Group's determination to become a leading consumer company in the region. Now, we have the same dedicated management team with even larger commitment to succeed. Mr. Chen Shulin, the Group's new Managing Director, has been with the Group for many years, and I am confident that he will continue to strengthen our position and lead the Group for further growth.

Restrictions on foreign investment in retailing were removed on 11 December 2004 and competition is expected to step up. Supermarket operators will be repositioned to distinguish themselves from the competition. For our supermarket operation, there was a major improvement in profitability last year following the introduction of various measures to optimize and rationalize the business. The target this year is to further boost competitiveness through format re-modeling, development of private labels and operational efficiency enhancement. Together with the favorable market environment in Hong Kong and a revived brand-fashion distribution business in the Chinese Mainland after terminating distribution of some low profitability brands, the Group is optimistic that its retail business would continue to show improvement.

The mainland beer market has grown rapidly over the last two decades and now the benefits of market consolidation are gradually being realized. The Group entered the beer market early and has built up leading market share in many of its operating districts. The Group will continue to strengthen its existing presence in the North Eastern, Northern, South Western, Central and Eastern region of the Chinese Mainland. Expansion into the Southern region will be cautious by constructing a new brewery in Dongguan, which will be operational in early 2006. The growth of "Snow", our national brand for beer, has been encouraging, being one of the fastest growing brands in the mainland. Rising raw material costs is potentially a challenge but the impact should be mitigated by the increase in beer prices, which already started last year.

繼於上海和深圳投資發展兩個肉類加工項目後，本集團的食品加工及經銷業務將繼續開拓中國大陸肉類市場的商機。預料中國的活畜消耗量會繼續上升。近年，公眾對食品安全的意識逐漸提高，政府已頒佈規定，屠宰活畜必須在政府指定的屠房進行，這將進一步為本集團的食品業務開拓商機。紡織業務方面，技術改造計劃使效率得以改進，加上棉價已趨穩定，本集團對於此業務的長遠前景抱持樂觀態度。石油及化學品經銷業務在上年度雖面對全球油價高企，但亦有不俗表現。至於穩健的對沖和存貨控制慣例將會維持。

Our food processing and distribution operation will continue to exploit the opportunities in the Chinese Mainland meat market following the investment in the two meat processing projects in Shanghai and Shenzhen. China's consumption of livestock is expected to continue rising. In recent years, public awareness of food safety has become more acute and slaughtering in registered slaughterhouses designated by the government has been promulgated, further opening opportunities for our food division. With the efficiency improvement under our technology upgrade program and more stable cotton prices, the Group is positive about the long term prospects of the textile operation. The petroleum and chemical distribution business performed well last year amidst volatile world oil prices. Sound hedging and inventory control practices will remain to be emphasized.

儘管國家實施宏觀政策令經濟降溫，至今已緩和通脹壓力和對付市場失衡情況，但中國大陸的經濟增長仍然保持相當的強勁和動力。在國民收入日益增加、追求生活時尚的改變下，中國大陸的消費市場尚處孩提時期，增長空間廣闊。香港方面，自二零零三年年中以來，隨著地產市場復甦，消費者開支攀升，經濟已經全面向好。儘管預測經濟增長將於年內偏軟，但預料創造就業數字以及更緊密經貿關係安排第二期帶來的經貿活動，兩者均會保持升勢。

Despite the macroeconomic policies to slow down the economy, which so far have been effective in easing the inflationary pressure and addressing market imbalances, Chinese Mainland's economic growth remains strong and vibrant. With rising incomes and changing lifestyle, its consumer market is in the infancy of development with plentiful opportunities. In Hong Kong, the economy has demonstrated a solid upturn since mid-2003 resulting from the recovery of the property market and an upsurge of consumer spending. Though economic growth is forecast to decline this year, steady job creation and further trade benefits from the second phase of Closer Economic Partnership Arrangement (CEPA II) are expected to sustain an upward growth trend.

本集團的核心業務包括超級市場、釀酒、食品及紡織，在各自業務領域上均已具備相當領導地位，行業專長深厚。本集團將繼續探索機會，以求擴展和改善盈利能力。憑著本集團發展成熟的市場地位、獨特的業務模式和穩健的財務狀況，本集團日後勢必有進一步的增長。

Our core businesses, including supermarket, brewery, food and textile, are now among the leading players in the respective markets with deep industry expertise. The Group will continue to explore opportunities to expand and improve its profitability. With our established market presence, unique business model and strong financial position, the Group is poised for further growth.

致謝

本人謹代表董事局，對全體員工過去一年來克盡己責、努力不懈致以衷心謝意，並謹借此機會，向前任主席寧高寧先生致以由衷謝忱，謝其多年以來對本集團作出的寶貴貢獻。

APPRECIATION

On behalf of the Board of Directors, I would like to thank all our staff for their commitment and hard work throughout last year. Apart from that, I believe much of the thanks should go to Mr. Ning Gaoning, our former Chairman, who has made a lot of valuable contributions to the Group.

主席
宋林
香港，二零零五年四月八日

SONG LIN
Chairman
Hong Kong, 8 April 2005

業務回顧 REVIEW OF OPERATIONS


CRC

石油及化學品經銷 Petroleum and Chemical Distribution

二零零四年石油及化學品經銷業務的營業額為港幣18,680,900,000元，較二零零三年增長48.7%。二零零四年本業務的應佔溢利增長23.7%至港幣524,500,000元。若剔除於二零零四年因出售本集團所持有聯營公司—青島齊潤石油化工有限公司(「青島齊潤」)的30%權益而獲得港幣240,500,000元進賬及於二零零三年因出售本集團所持有在香港國際機場的航空燃料補給設施的權益而獲得一項利益的進賬，則二零零四年度的應佔溢利比二零零三年增長18.8%。

Turnover of the petroleum and chemical distribution division for 2004 was HK$18,680.9 million, an increase of 48.7% over 2003. Attributable profit of the division for 2004 rose by 23.7% to HK$524.5 million. Excluding a gain of HK$240.5 million from the disposal of its 30% interest in Qingdao Qirun Petrochemical Co., Ltd. ("Qingdao Qirun"), an associated company of the Group in 2004 and the sharing of a gain from the disposal of our interest in the aviation fuel facility at the Hong Kong International Airport in 2003, attributable profit for 2004 would have increased by 18.8% over 2003.

本年內，國際石油價格攀升，截至十月中，石油價格徘徊於每桶55美元左右。儘管石油價格於本年度最後一個季度輕微下調，惟與二零零三年相比，其價格仍維持在較高水平，這亦導致石油及化學品的價格升至前所未見的高位。可幸在這艱巨的經營環境下，本年度的整體毛利率仍可維持。

The international oil prices surged considerably during the year and have been hovering around USD55 a barrel by mid October. Although prices were slightly adjusted in the last quarter of the year, oil prices remained at relatively high level as compared to 2003, which also translated to unprecedented high prices of petroleum and chemical products. Despite the severely difficult operating environment during the year, the overall gross margins could still be maintained.

本年度營業額增長是由於成品油銷量增加和油價上升。成品油銷量增加主要是二零零四年初取得多項航空煤油的供應合同。銷量增長有助減低因全球石油價格快速上漲而毛利率下滑的影響。受惠於本年度第三季內地化工品市場競爭緩和及銷量增長9.1%，二零零四年化工產品業務純利大幅提升。蘇州的管道燃氣業務亦於本年度錄得理想純利貢獻。

Turnover growth was boosted by both volume increase and surge in oil prices. The sales volume increase was attributable to the aviation fuel supply contracts secured in early 2004. The growth in sales volume helped compensate the decline in gross margin caused by the escalation of world oil prices. The chemical operation, benefited from a less competitive domestic environment in the Chinese Mainland and a 9.1% sales volume growth in the third quarter of the year, resulted in substantial improvement in net profit for 2004. The piped gas operation in Suzhou also reported satisfactory net profit contribution for the year.

本業務實行將非核心資產出售的計劃，使資源重新調配，以配合抓緊在中國內地增長潛力巨大的管道燃氣行業投資機會。於二零零四年十月，本集團成功收購成都市燃氣有限公司的36%權益，此舉進一步鞏固本集團在中國內地管道燃氣行業的市場地位，亦為本集團長遠而言可獲得更強勁的增長潛力打下牢固基礎。本集團於二零零四年十一月訂立協議，出售於青島擁有及經營若干儲油設施的聯營公司—青島齊潤40.5%股權當中的30%股權，代價為人民幣355,560,000元。及後，亦於二零零五年一月出售本集團擁有青島齊潤剩下之10.5%股權，代價為人民幣124,400,000元。

The division implemented its plan to divest its non-core investment assets in order to re-channel the resources to capture investment opportunities in piped gas industry, which proved to have great potential for growth in the Chinese Mainland. In October 2004, the successful acquisition of a 36% stake in Chengdu City Gas Co. Ltd further consolidated the Group's market presence in the piped gas industry in the Chinese Mainland. This favourably positions the Group for stronger growth potential in the long run. In November 2004, the Group entered into an agreement to dispose of 30% equity interest in its 40.5% owned associated company, Qingdao Qirun, which owns and operates some oil storage facilities in Qingdao, at a consideration of RMB355.56 million. The remaining 10.5% equity in Qingdao Qirun was also subsequently disposed in January 2005 at a consideration of RMB124.4 million.

憑着本集團在蘇州和成都的管道燃氣投資經驗，以及預期隨着中國內地市場經濟持續增長所導致對石油及化工品的需求日益增長，本集團將審慎尋求在中國內地的燃氣及其他化工品下游領域的業務之擴充機遇，同時保持理想的利潤。

With our experience in the Suzhou and Chengdu piped gas investments, and in anticipation of the growing demand for petroleum and chemical products that come from the continuous economic growth in the Mainland market, the Group will prudently look for business expansion opportunities in gas fuel and other downstream chemical products in the Chinese Mainland, while sustaining margins within our target levels.

石油及化學品經銷業務營業額之明細
Turnover breakdown of petroleum and chemical distribution


2004
2003
3% 4% 2%
9%
19%
4%
5%
20%
34%
5% 3% 3%
10%
24%
5%
2%
12%
36%
柴油
Diesel
燃料油及海上運輸
Fuel oil & ocean vessels
航煤
Jet fuel
其他石油產品
Other petroleum products
石油氣(包括蘇州管道燃氣)
LPG (incl Suzhou piped gas)
化學品
Chemicals
油站 — 香港
Petrol stations – Hong Kong
油站 — 中國內地
Petrol stations – Chinese Mainland
其他
Others



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Full Range of...

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...Fresh Selection





零售 Retail

本集團的零售業務主要由以下三類業務模式組成：(1)超級市場及物流；(2)在中國內地的品牌時尚產品經銷業務及(3)其他零售店業務。

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

二零零四年本集團零售業務在營業額及盈利能力方面均有顯著改善，其營業額達港幣13,898,100,000元，較二零零三年增長41.4%。應佔溢利達港幣83,000,000元，二零零三年虧損則為港幣98,800,000元。

For 2004, our retail division reported an encouraging improvement in both turnover and profitability. Turnover of the Group's retail division was HK$13,898.1 million, a 41.4% increase over 2003. Attributable profit was HK$83.0 million, against a loss of HK$98.8 million in 2003.

儘管中國實施宏觀調控措施，但二零零四年GDP增長達9.5%。隨着生活水平不斷改善,尤其是經濟發達城市及周邊地區，其人口優勢及強大的內需將繼續令零售行業獲得強勁增長。

Despite the macro-economic control measures, China's GDP grew 9.5% in 2004. On the back of improvement over living standard, especially in the urban and sub-urban regions, favourable demographics and strong domestic demand will continue to drive robust growth in the retail industry.

於二零零四年，香港經濟復甦大大改善零售市場環境。在自由行帶動下，旅遊業持續令零售業受惠。隨着一所位於大嶼山的主題公園將於二零零五年第三季度開幕，屆時旅遊業將會更興旺，預期經濟可望持續復甦。

Economic recovery in Hong Kong greatly improved the retail market environment in 2004. Flourishing tourism driven by the Individual Travel Scheme continues to benefit the retail sector. It is anticipated that the economy will continue to revive as tourism will be fuelled by the opening of a theme park on the Lantau Island in the third quarter of 2005.

超級市場及物流

二零零四年超級市場及物流業務的營業額錄得港幣11,941,500,000元，較去年增長51.5%。二零零四年應佔溢利為港幣23,700,000元，而二零零三年則錄得港幣106,500,000元虧損。

Supermarket and logistics

Turnover of the supermarket and logistics operation for 2004 was HK$11,941.5 million, an increase of 51.5% over last year. Attributable profit for 2004 was HK$23.7 million, recovered from a loss of HK$106.5 million in 2003.

本集團現時透過三家附屬集團公司經營超市業務，包括華潤萬家有限公司、蘇果超市有限公司及華潤萬家（香港）有限公司（前稱華潤超級市場（香港）有限公司）。於二零零四年年底，本集團在香港及中國內地總共經營約1,800間店舖，當中45%是直接經營，其餘是特許經營的。

The Group currently operates its supermarket business through three groups of subsidiaries, namely, 華潤萬家有限公司 China Resources Vanguard Co. Ltd., 蘇果超市有限公司 Suguo Supermarket Co., Ltd ("Suguo") and China Resources Vanguard (Hong Kong) Company Limited (formerly known as China Resources Supermarket (Hong Kong) Company Limited). By the end of 2004, the Group operated a total of approximately 1,800 stores in Hong Kong and the Chinese Mainland, of which 45% are self-operated while the rest are franchised stores.

截至二零零四年十二月三十一日止年度的營業額大幅上升，主要原因是合併蘇果超市的營業額、大型超市的銷售得以從二零零三年非典型肺炎爆發中復甦及根據擴充計劃新開的店舖和物流業務貢獻的銷售。

The substantial increase in turnover for the year ended 31 December 2004 was mainly attributable to the consolidation of turnover of Suguo, the recovery of hypermarket sales from the outbreak of SARS in 2003, together with the sales contributed by the newly opened stores and the logistics operations.

二零零四年，超級市場及物流業務的虧損淨額收窄，未計息、稅、折舊及攤銷前綜合盈利（「EBITDA」）為港幣402,400,000元，較二零零三年大幅改善310.0%。

For 2004, the supermarket and logistics business reduced its net loss with consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") amounted to HK$402.4 million, a significant improvement by 310.0% over 2003.

中國內地業務在二零零四年取得實質進步。此外，來自供應商的收益（包括通道費收入和進貨返利收入）增加25.1%，也有助於提升經營業績。

2004 saw a substantial improvement of the Chinese Mainland operation. Moreover, the 25.1% increase in payments from suppliers, including incentives, store display and promotion income helped improve the operating result.

二零零四年華北地區業務營業額增加11.8%，虧損淨額減少59.9%，皆因實施嚴格成本控制措施及透過更佳的價格協商增加來自供應商的收益所致。

The Northern China operation reported a turnover increase of 11.8% while net loss reduced by 59.9% for 2004 as a result of stringent cost controls in place and increase in payments from suppliers through better price negotiation.

華東地區業務（包括蘇果）在二零零四年表現尤其良好，平均錄得13.5%同店增長之可觀數字。受惠於具競爭力的價格策略、最佳商品組合及大量符合本地口味的消費品及加上不斷增長的業務規模，於本年度，華東業務在營業額及純利兩方面均錄得理想增長。

The Eastern China operation, including Suguo, was particularly well performed in 2004. An encouraging same store growth of 13.5% on average was recorded. Benefited from competitive pricing strategies, optimal merchandise composition, broad variety of consumer products adapted to local preferences, coupled with the increase in scale of operation, the Eastern China operation reported a satisfactory growth in both turnover and net profit for the year.



華南地區在重組商品組合及關閉效益差的店舖方面所做的努力改善了經營業績，引致二零零四年虧損收窄25.3%。作為業務發展策略的一部份，最後一個季度的部份支出用於全新超市業態的創建和推廣，例如LifeStyle，預期日後可從更廣泛的顧客群中開拓新的收入來源。

In the Southern China, the efforts made in restructuring merchandise composition and closing of inefficient stores improved the operating result, with net loss reduced by 25.3% in 2004. As part of the business development strategies, there was expenditure incurred during the last quarter of 2004 for business promotions and new conceptual design of store formats, such as LifeStyle, which is expected to generate new income streams from more diversified customer groups in future.

二零零四年香港業務營業額增加12.6%，純利顯著改善120.4%。隨着香港經濟反彈，對倉儲需求日益增長，令二零零四年物流業務受惠。

The Hong Kong operation reported a 12.6% increase in turnover and substantial improvement in net profit of 120.4% for 2004. With the economic rebound in Hong Kong, there was growing demand for warehouse space, which therefore benefited our logistics business for 2004.

為進一步統一管理職能、減低行政費用、按業態加強管理，及強化超市及物流業務與供應商之關係，本集團於二零零四年十二月與控股公司訂立協議，收購華潤萬家剩餘35%權益及蘇果的額外11.5%股權，總代價為港幣660,300,000元，將由本公司發行57,971,905股新股份支付。已於二零零五年三月獲中華人民共和國商務部批准，於收購事項完成後，華潤萬家將成為本集團全資擁有的附屬公司，而蘇果則由本集團擁有85%權益。

In order to centralize the management functions, reduce administrative expenses, promote management by store format and strengthen its position with its suppliers of the supermarket and logistics operation, the Group entered into an agreement with its parent companies for the acquisition of the remaining 35% interest in CR Vanguard and an additional 11.5% equity interest in Suguo in December 2004. Total consideration amounted to HK$660.3 million, which is to be satisfied by the issue of 57,971,905 new shares of the Company. With the approval of the Ministry of Commerce of the People's Republic of China in March 2005, CR Vanguard will become the wholly owned subsidiary of the Group and Suguo will be 85% owned upon completion of the acquisition.

擴大銷售網絡和隨之而來的成本效益將令本集團受惠於統一採購、提升供應鏈效率在多業態中形成的協同效應。所有該等情況將可進一步改善整體盈利能力，並加強本集團超市業務在中國內地最富裕地區的市場領導地位。

The expanded geographical spread and the associated cost benefits will allow the Group to substantially benefit from centralised procurement, improve productivity of the supply and logistics chain as well as synergies among multiple store formats. All these will further improve the overall profitability and strengthen our market leadership in the most affluent regions in the Chinese Mainland.


華潤堂
CRcare


品牌時尚產品經銷

二零零四年品牌時尚產品經銷營業額為港幣1,140,700,000元，增長13.0%。二零零四年本業務的應佔溢利為港幣31,000,000元，而二零零三年的虧損淨額則為港幣18,900,000元。

於二零零四年十二月底，本集團在中國內地指定城市透過約700間自營及特許經營店，經銷10個國際品牌。

本年度的銷售情況取得增長，主要是由於「Esprit」品牌通過提高批發業務營業額、有效的市場推廣宣傳，以及增加自營店鋪數量使得銷售額增加所致。

「CK Jeans」業務在二零零四年的發展更為成熟，業務主要集中於發展特許經營業務，品牌表現顯著改善。特許經營店營業額增長92.8%，經營成本及資本開支大幅減少。本年度基於特許經營業務大幅增加84.9%，「Dunhill」品牌的營業額貢獻亦有不俗表現。

本集團將持續加強其經銷網絡、提升經營成本效益及增強其品牌組合的整體盈利能力，以抓住中國內地經濟快速增長可能產生的擴充業務機會。

Brand-fashion distribution

Turnover of the brand-fashion distribution segment for 2004 rose by 13.0% to HK$1,140.7 million. Attributable profit of the segment for 2004 amounted to HK$31.0 million, as compared to a net loss of HK$18.9 million in 2003.

By the end of December 2004, the Group distributed 10 international brands through approximately 700 self-operated and franchised stores at designated cities in the Chinese Mainland.

The sales improvement for the year was mainly driven by the increase in sales of "Esprit" brand, which was attributable to the turnover growth from the wholesale business, effective marketing promotion as well as the increase in number of self-operated stores.

As the "CK Jeans" business has evolved to a more developed stage in 2004, operation focus was primarily on the management of franchised stores and marked improvement in its brand performance was recorded this year. The turnover of franchised stores increased by 92.8% with operating costs and capital expenditure substantially reduced. Turnover contribution from the "Dunhill" brand for the year was also satisfactory due to a notable increase of 84.9% in the franchise business.

The Group will continue to strengthen its distribution network, improve operating cost efficiency and enhance the overall profitability of its portfolio of brands to capitalize on the expansion opportunities that may arise from the rapid economic growth of the Chinese Mainland.

其他零售店

二零零四年其他零售店業務營業額為港幣816,000,000元，較去年下跌13.0%。二零零四年應佔溢利為港幣28,300,000元，較去年增長5.8%。

於二零零四年十二月底，本集團在香港經營的其他零售店包括5間中藝、1間華潤百貨及31間華潤堂。

Other retail stores

Turnover of other retail stores segment for 2004 was HK$816.0 million, a decrease of 13.0% over last year. Attributable profit of the segment for 2004 was HK$28.3 million, representing an increase of 5.8% over last year.

By the end of December 2004, the Group's other retail chain stores in Hong Kong consisted of 5 Chinese Arts & Crafts Stores 中藝, 1 CRC Department Store 華潤百貨 and 31 CR Care Stores 華潤堂.

營業額整體下降主要由於分別位於旺角及軒尼詩道的店鋪相繼於二零零三年及二零零四年結業所致。年內，由於本地經濟復甦及產品組合增強，整體的經營溢利改善，提升了本業務的盈利能力。在品牌宣傳及銷售組合管理方面作出的巨大努力令中藝業務於本年度的利潤繼續保持增長。

Overall decline in turnover was primarily due to the successive closure of stores in Mongkok and Hennessy Road respectively in 2003 and 2004. Improvement in overall operating margins due to local economic recovery and product mix enhancement helped improve the profitability of the segment. Strenuous efforts in brand promotion and sales mix management sustained margin growth of Chinese Arts & Crafts Stores 中藝 operations during the year.

位於旺角和軒尼詩道的兩間店鋪相繼於二零零三年及二零零四年結業，加上新開店鋪導致經營開支增加，均削弱了二零零四年華潤堂業務的盈利能力。

The closure of stores in Mongkok and Hennessy Road respectively in 2003 and 2004 and increased operating expenses due to opening of new stores have collectively brought down the profitability of CR Care Stores 華潤堂 operation in 2004.

隨着本港消費開支持續改善及大量內地遊客來港旅遊，零售增長前景樂觀。一所位於大嶼山的主題公園預期將於二零零五年第三季度開幕，這將進一步促進整體零售發展。

With the continued improvement in local consumption expenditure and the rising number of inbound visitors to Hong Kong, retail sales growth prospects are encouraging. The anticipated completion of the theme park on the Lantau Island in the third quarter of 2005 will further boost the overall retail sales.

色香味美...
Great Taste in...

...新鮮食品
...Fresh Food







食品加工及經銷 Food Processing and Distribution

二零零四年，食品加工及經銷業務錄得營業額及應佔溢利分別為港幣5,434,000,000元及港幣396,200,000元，分別較二零零三年增長13.2%及16.6%。應佔溢利的增長主要是因聯營公司—湖南新五豐股份有限公司與河北福成五豐食品股份有限公司的股份分別於二零零四年六月及七月在上海證券交易所成功上市，權益被攤薄所產生的溢利所致。

香港市民健康意識提高導致對品牌食品需求上升、本集團有效宣傳「五豐」品牌優質鮮肉，再加上凍肉經銷業務客源和產品組合擴大，該等措施帶動食品經銷業務銷量增長。透過與供應商的有效協商，本業務於本年度維持香港活畜供應的穩定。因此，儘管中國內地活畜價格攀升導致毛利下降，食品經銷業務仍維持理想的溢利貢獻。

儘管本年度受油價飆升影響導致燃料成本較高，但遠洋捕撈和水產品加工業務的純利仍然錄得20.1%增長。本集團不斷努力開闢更多優質魚場，提高船隊捕撈能力，改善銷售網絡及銷售較高檔的魚類和水產品，此等行動對改善盈利能力均見成效。

本集團基於在香港經銷食品的往績和競爭優勢，已按計劃逐步增加在中國內地肉類市場的投資。本集團於二零零四年七月完成收購深圳市食品總公司的70%權益。深圳市食品總公司為一家垂直整合企業，經營禽畜飼養、屠宰、肉類加工及家禽批發。上海的肉類加工中心正依期興建。本集團將會善用深圳及上海之投資項目，透過適當地豐富食品種類以及綜合的經銷網絡和品牌建立措施，進軍中國內地品牌食品經銷。

The food processing and distribution division reported turnover and attributable profit for 2004 of HK$5,434.0 million and HK$396.2 million respectively, a respective increase of 13.2% and 16.6% over 2003. The increase in attributable profit was mainly due to the recognition of deemed disposal profits from the dilution of our interests in two associated companies, Hunan New Wellfull Co., Ltd. and Fortune Ng Fung Food (Hebei) Co., Ltd. upon the successful listing of their shares on the Shanghai Stock Exchange in June and July 2004 respectively.

Increasing demand for branded food owing to rising health awareness of Hong Kong citizens, effective promotion of high quality fresh meat under the 五豐 brand name, coupled with a broadened customer base and product mix for frozen food distribution contributed to the sales volume growth of the foodstuff distribution operation. Through effective negotiation with suppliers, the operation has ensured stable supply of livestock to Hong Kong throughout the year. As a result, the foodstuff distribution operation sustained satisfactory profit contribution despite soaring prices of livestock from the Chinese Mainland that led to a decline in the margins.

Despite the high fuel costs due to the surging oil prices during the year, marine fishing and aquatic products processing operation reported an increase in net profit growth of 20.1% for the year. Continuous efforts in exploring more high quality fishing grounds, enhancing catching capability of the fishing fleet, improvement of sales network and selling more high-end fishes as well as aquatic products proved to be effective in improving profitability.

Backed by its track record and the competitive advantage of food distribution in Hong Kong, the Group has stepped up its investments in the Chinese Mainland meat market as planned. The acquisition of a 70% interest in Shenzhen General Food Corporation, a vertically integrated enterprise of livestock-raising, slaughtering, meat products processing and poultry wholesaling, was completed in July 2004. The construction of a meat processing centre in Shanghai is progressing on schedule. The Group will utilise its investments in the Shenzhen and Shanghai projects to enter branded food distribution in the Chinese Mainland, through appropriate food product enrichment together with integrated distribution networks and brand building.

食品加工及經銷業務營業額之明細
Turnover breakdown of food processing and distribution


100%
50%
0%
7%
28%
65%
8%
25%
67%
2003
2004
屠房、運輸及其他
Abattoir operation, transportation and others
食品加工及牲畜飼養
Food processing and stock raising
食品經銷
Foodstuff distribution

無限歡欣...
Full of Joy...

...全新口味
...Fresh Taste


SNOW
Special Brewed



飲品 Beverage

二零零四年飲品業務錄得營業額及應佔純利分別為港幣5,079,400,000元及港幣113,000,000元，較二零零三年相應增長28.6%及15.1%。

The beverage division reported a turnover and attributable profit for 2004 of HK$5,079.4 million and HK$113.0 million respectively, representing a corresponding increase of 28.6% and 15.1% over 2003.

營業額及盈利能力增長主要由於啤酒的銷量增長23.8%至約3,100,000千升，其中現有釀酒廠啤酒銷量之內涵增長為11.2%。

The increase in turnover and profitability of the operation was mainly driven by the growth in sales volume of beer by 23.8% to approximately 3.1 million kilolitres, of which the organic growth in the sales volume of beer from existing breweries, amounted to 11.2%.

二零零四年，原料成本大幅上升，當中以本年度第二季度為甚。這卻比一般市場平均成本為低，因為本集團管理層已由採購進口大麥轉為與中國內地一主要大麥供應商按議定價格訂立定期採購合約，使原料供應穩定於預期的價格水平。能源成本上升，加上自二零零四年六月生效的全國車輛超限超載實施方案，亦導致生產及付運成本增加。然而，於本年度，因啤酒淨售價平均上升3.4%，加上產品組合改變，使整體的每千升毛利仍可維持。

In 2004, raw material costs rose significantly particularly during the second half of the year. This was already lower than the market average price changes as the Group management secured steady barley supplies at negotiated fixed prices by switching purchases from direct import to term contracts with a major Chinese Mainland supplier. The higher energy costs and the newly implemented truck loading restrictions effective since June 2004 also led to an increase in production and delivery costs. However, with a net price rise of 3.4% on average and changes in product mix during the year, the overall gross margin per kilolitre can still be sustained.

由於持續大力推廣全國性的「雪花」品牌，本年度的「雪花」品牌啤酒銷量上升37%，約達897,000千升，而二零零三年則約654,000千升。

Persistent efforts in promoting our national brand "Snow" improved the sales volume for the year by 37%, approximately 897,000 kilolitres, compared with approximately 654,000 kilolitres in 2003.

本集團於年內亦分別在華中和華東地區之重要市場—浙江省和安徽省新收購的多間釀酒廠，於二零零四年皆錄得理想純利貢獻。本集團已於二零零四年十月完成收購 Lion Nathan Limited 的中國啤酒業務的權益。該項策略性收購將會鞏固本集團在華東和華中地區的市場地位，並因其營銷、採購和物流協同效益潛力，「雪花」品牌的全國分銷網絡將可加強。本集團亦於二零零四年十二月，在西藏昌都收購一家小型釀酒廠。

The newly acquired breweries in Zhejiang, Anhui, which span our significant market presence across the Central and Eastern China respectively, reported satisfactory net profit contribution for 2004. The acquisition of the Chinese brewery interests of Lion Nathan Limited was completed in October 2004. This strategic move will consolidate the Group's market presence in Eastern and Central China and strengthen the national distribution network of "Snow" through potential synergies in marketing, procurement and logistics. The Group also concluded in December 2004 the acquisition of a small brewery in Qamdo, Tibet.

於二零零四年年底，本集團共經營37間釀酒廠，年產能約達5,500,000千升。

By the end of 2004, the Group operated a total of 37 breweries with an annual production capacity of approximately 5.5 million kilolitres.

隨着中國人均收入的增加，啤酒消費預期將會增加，預期可望帶動飲品業務進一步增長。除收購事項外，本集團將繼續注重營運的高效率、品牌發展及擴充在中國內地的市場版圖。

Beer consumption is expected to rise with the increase in individuals' income levels in China, which is expected to drive further growth of the beverage division. Apart from acquisition, the Group will continue to emphasize on operational excellence, brand development and expansion of market coverage in the Chinese Mainland.

過往三年啤酒銷量
Sales volume of beer over the last 3 years


'000 千升
'000 k litres
3500
3000
2500
2000
1500
1000
500
0
2,344
2,532
3,134
2002
2003
2004
啤酒銷量
Beer sales volume

放眼明天 Tomorrow...



華潤紡織(集團)有限公司
China Resources Textiles (Holdings) Company Limited
優越品味 ...
Full of Glamour...
...新潮時尚
...Fresh Look



紡織 Textile

二零零四年紡織業務營業額為港幣3,851,000,000元，較二零零三年增長20.3%。二零零四年本業務的應佔溢利為港幣6,500,000元，而二零零三年應佔溢利則為港幣165,900,000元。

Turnover of the textile division for 2004 was HK$3,851.0 million, representing an increase of 20.3% over 2003. Attributable profit for 2004 was HK$6.5 million, compared to an attributable profit of HK$165.9 million in 2003.

營業額增長主要由於本年度最後一個季度收購兩間規模相當大的紡織公司(即收購咸陽華潤紡織有限公司的80%股權及陝西華潤印染有限公司的100%股權)及二零零四年產品售價整體增長所致。

The increase in turnover was mainly due to the acquisition of interests in two sizable textile companies, namely, 80% equity interest in 咸陽華潤紡織有限公司 Xianyang China Resources Textiles Co., Ltd. and 100% equity interest in 陝西華潤印染有限公司 Shanxi China Resources Printing & Dyeing Co., Ltd. in the last quarter and a general increase in product selling prices during 2004.

配合市場需求，本集團逐步變換產品銷售組合至利潤更高的紗線。然而，棉花價格出現波動，在本年度上半年價格特別高，而下半年則大幅下跌，這對整體經營業績大有影響。因存貨中棉花成本相對較高，邊際毛利被拖低，減少的盈利抵銷了部份因廠房搬遷所產生的特殊收益。

Aligned with the market demand, there was a gradual change in product sales mix to the higher margin yarn. However, the fluctuations of cotton price, which was exceptionally high in the first half, but substantially decreased in the second half of the year, greatly affected the operating results as a whole. With the high cotton costs in the inventory, the gross profit margin was lowered. The decrease in profitability was partially offset by a gain arising from the factory relocation during 2004.

紡織業務營業額之明細
Turnover breakdown of textile business



100%
50%
0%
5%
10%
28%
57%
6%
8%
23%
63%
2003
2004
其他
Others
貿易
Textile trading
成衣
Garment
紡紗及織布
Spinning and weaving

由於運輸及倉儲成本上升，又因技術改造計劃的新增設施陸續投產，導致有關的折舊費用增加，加上生產力改善計劃將工制由四班改為三班制所產生的一次性遣散費付款，令二零零四年整體利潤有所下降。然而，預期勞工成本會因班制改動而下調，故日後整體經營業績將可改善。

Exacerbated by the higher transportation and storage costs, depreciation charges associated with the implementation of a technology upgrade program, one-off severance payments as a result of changes in work practices from four to three shifts introduced under a productivity improvement initiative, the overall operating profit of 2004 was lower. However, the labour cost is anticipated to reduce as a result of shift pattern changes and will improve the overall operating result in the coming future.

隨着市場預期棉花供應將會增加，棉花價格將可維持在一個合理的水平。本集團深信，因技術改造導致生產效率提升及產品質素改良，將可提升本集團的競爭力。中國現為全球主要成衣出口國，對於由二零零五年一月一日開始取消全球紡織品出口配額，本集團抱持審慎樂觀態度。

With an anticipated increase in supply, cotton prices are expected to remain at reasonable levels. The Group is confident that enhanced production efficiency and product quality resulted from the technology upgrade will improve its competitiveness. With China now being one of the major garment exporting countries in the world, the Group is cautiously optimistic regarding the removal of the global textile quota starting from 1 January 2005.



物業 Property

物業業務主要包括零售店舖、辦公室和工業單位的收租物業，其於二零零四年錄得營業額及應佔溢利分別為港幣307,000,000元及港幣311,500,000元，較二零零三年相應增加9.7%及11.8%。

The property division, which mainly comprise the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for 2004 of HK$307.0 million and HK$311.5 million respectively, representing a corresponding increase of 9.7% and 11.8% over 2003.

本地經濟基調持續改善，促進了二零零四年零售物業的市場氣氛。二零零四年零售物業租金收入整體增長13.5%，主要因素如下：旺角中心物業於二零零三年九月完成翻新工程後所得的租金增加；二零零四年續期租約整體租金上升；對比二零零三年非典型肺炎期間提供的租金優惠，租金已回升至原來水平。工業單位的平均出租率維持於90.0%。使本集團的投資物業繼續帶來穩定的租金收入。

The improvement of the local economic fundamentals continued to boost the retail property market sentiment during 2004. An overall increase of 13.5% in rental income of retail properties in 2004 was mainly driven by the rental increase from Argyle Centre upon renovation completed in September 2003; a general rental rise in 2004 upon tenancy renewal; and recovery of rental concessions granted during SARS in 2003. Average occupancy rate of industrial premises also remained high at 90.0%. The Group's investment properties continued to generate stable rental income streams.

市場氣氛向好，亦令本集團投資物業組合估值攀升，二零零四年重估盈餘為港幣1,033,700,000元，當中包括在二零零四年度損益表中回撥約港幣41,000,000元之撥備。

The buoyant market sentiment also benefited the Group's portfolio value of investment properties which gave rise to a HK$1,033.7 million revaluation surplus, of which a write-back of provision of approximately HK$41.0 million was made to the profit and loss account for 2004.

本集團位於灣仔軒尼詩道的零售物業原先由華潤百貨租用，該物業的翻新工程已於二零零四年六月初展開，預計將於二零零五年下半年完工。亦將提升此零售物業的盈利潛力。

The renovation of the Group's retail property at Hennessy Road, Wanchai, which was previously occupied by a CRC Department Store 華潤百貨, commenced in early June 2004 and is expected to complete in the second half of 2005. This will enhance the earning potential of the retail property.

展望未來，鑑於零售物業供應有限，傳統購物區的供應更少，故黃金地段的物業投資價值可以維持，這有助本集團零售物業的平均租金保持在理想水平。

Looking ahead, owing to the limited supply of retail properties, particularly in the traditional shopping districts, the investment property values in prime locations can be maintained. This will also help secure the Group's average rental in the retail sector at satisfactory levels.

本集團將繼續憑藉其現有資源及專長，促進以零售帶動的超級市場業務發展。現正考慮出售工業和辦公室非核心資產，將所得資金投放在中國內地特定市場可享有穩定回報、風險管理較有把握的新商機。

The Group will continue to leverage on the existing resources and expertise to facilitate the retail-led supermarket business growth. Non-core investment assets in the industrial and office sectors are in consideration for divesture and proceeds will be applied to new business opportunities in selected markets of the Chinese Mainland that offer stable returns with manageable risks.



投資及其他業務

Investments and Others

本業務於二零零四年度的應佔溢利達港幣319,800,000元(二零零三年:港幣367,600,000元)。

Attributable profit for 2004 amounted to HK$319.8 million. (2003: HK$367.6 million).

貨櫃碼頭

本集團擁有 HIT Investments Limited 的10%權益。香港國際貨櫃碼頭的吞吐量及息稅前盈利分別較上年增加18%和4%。鹽田港的吞吐量增長19%,息稅前盈利則有20%增幅,反映二零零四年九月完成的第三期四個新泊位所提供的額外容量。

Container terminal

The Group has a 10% interest in HIT Investments Limited. In Hong Kong, Hongkong International Terminals reported growth of 18% in throughput and 4% in EBIT, compared to that of last year. Yantian port reported throughput growth of 19% and EBIT growth of 20%, reflecting new capacity from Phase III's four berths which were completed in September 2004.

資金及融資

本集團對剩餘資金實行中央管理制度，務求盡量集中資金應付內部需求，同時增加流動資金及收益率。於二零零四年十二月三十一日，本集團的綜合現金及現金等值達港幣4,798,600,000元。本集團於二零零四年十二月三十一日的借貸為港幣9,779,200,000元，其中港幣2,982,000,000元於一年內到期，港幣6,704,200,000元於二至五年內到期，以及港幣93,000,000元於五年後到期。於二零零四年十二月三十一日，本集團已動用全部借貸備用額。除了於二零零六年五月到期之230,000,000美元可換股擔保債券外，所有借貸均以浮動息率計算。

以本集團借貸淨額比對股東資金及少數股東權益計算的負債比率約為24.2%（二零零三年：16.5%）。負債比率增加主要是由於年內進行資本投資所致。

本集團的主要資產、負債、收益及付款以美元、港元及人民幣持有。於二零零四年十二月三十一日，本集團的現金存款餘額中有40%以美元持有、28%以人民幣持有、30%以港幣持有。本集團借貸中36%以美元為單位、30%以人民幣為單位，而其餘則以港幣為單位。此外，為減低外匯兑換及利率波動的風險，本集團已訂立若干遠期合約及利率調期合約，以對沖部份借貸的風險。

資本開支

本集團於二零零四年的資本開支約港幣4,989,100,000元，其中約港幣2,461,200,000元用作添置固定資產。作為零售帶動分銷戰略的一部分，本集團斥資港幣2,527,900,000元，進行食品、紡織品及飲品業務的新收購項目。資本開支主要以源自經營業務的內部資源及銀行借貸支付。

CAPITAL AND FUNDING

To maximize surplus cash for internal funding while enhancing liquidity and yield, the Group operates under a centralized system of treasury management. As at 31 December 2004, the Group's consolidated cash and cash equivalents amounted to HK$4,798.6 million. The Group's borrowings as at 31 December 2004 were HK$9,779.2 million with HK$2,982.0 million repayable within 1 year, HK$6,704.2 million repayable within 2 to 5 years and HK$93.0 million repayable after 5 years. Committed borrowing facilities available to the Group were fully utilized as at 31 December 2004. Except for the US$230 million convertible guaranteed bonds, due for maturity in May 2006, all the borrowings are subject to floating rates.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 24.2% (2003: 16.5%). The increase in gearing was largely attributable to capital investments during the year.

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. As at 31 December 2004, 40% of the Group's cash deposit balances was held in US dollars, 28% in Renminbi and 30% in Hong Kong dollars; whereas 36% of the Group's borrowings was denominated in US dollars and 30% in Renminbi with the remainder in Hong Kong dollars. Moreover, to mitigate the foreign currency and interest rates exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

CAPITAL EXPENDITURE

The Group spent HK$4,989.1 million on capital expenditure during the year 2004. Additions to fixed assets amounted to HK$2,461.2 million. The Group incurred HK$2,527.9 million for new acquisitions in food, textile and beverage, as part of our retail-led distribution strategy. Capital expenditure was primarily financed by internally generated funds from operations and bank borrowings.

資產抵押

於二零零四年十二月三十一日，本集團已抵押賬面淨值為港幣799,300,000元(二零零三年：港幣357,800,000元)的固定資產，以獲取短期貸款港幣523,200,000元(二零零三年：抵押以獲取短期貸款港幣256,700,000元)以及長期貸款港幣72,200,000元(二零零三年：抵押以獲取長期貸款港幣56,400,000元)。

PLEDGE OF ASSETS

As at 31 December 2004, fixed assets with net book value of HK$799.3 million (2003: HK$357.8 million) were pledged for short-term loans in the sum of HK$523.2 million (2003: pledged for short term loans of HK$256.7 million) and long term loans in the sum of HK$72.2 million (2003: pledged for long term loans of HK$56.4 million)

或然負債

於二零零四年十二月三十一日，本集團並無任何重大或然負債。

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 31 December 2004.

僱員

於二零零四年十二月三十一日，本集團除聯營公司以外聘用約84,000人，其中約97%在中國內地僱用，其餘的主要駐守香港。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並以各種獎勵計劃吸引、留住及鼓勵表現突出的員工，特別是授出購股權作為較長期的獎勵計劃，使僱員利益與股東利益掛鉤。

EMPLOYEES

As at 31 December 2004, the Group excluding its associated companies, employed approximately 84,000 people, of which approximately 97% were employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with various incentive schemes to attract, retain and motivate good employees. In particular, share option has been used as a longer term incentive to align interests of employees to those of shareholders.

承董事局命
董事總經理
陳樹林

香港，二零零五年四月八日

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 8 April 2005

董事及高層管理人員之簡歷







宋林先生，*現年四十二歲*

於二零零四年十二月獲委任為本集團主席。彼並為華潤(集團)有限公司之總經理及常務董事，亦為華潤電力控股有限公司及華潤勵致有限公司之主席。宋先生亦為吉利汽車控股有限公司之獨立非執行董事。彼擁有豐富的企業管理經驗，現負責本集團之整體業務發展與策略部署。宋先生持有中國上海同濟大學力學學士學位。彼於一九八五年加入華潤(集團)有限公司。

陳樹林先生，*現年五十一歲*

於一九九八年十二月獲委任為執行董事，並於二零零五年三月獲委任為本集團董事總經理。彼為華潤(集團)有限公司之董事、副總經理並身兼五豐行有限公司及華潤紡織(集團)有限公司之董事長。陳先生於加入華潤(集團)有限公司前，曾任外經貿部(現稱商務部)官員，並先後為中國駐澳州及新西蘭商務代表。彼持有中國北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。

喬世波先生，*現年五十歲*

於二零零一年七月獲委任為執行董事，並於同年十一月獲提任為本集團副董事總經理。喬先生亦為華潤(集團)有限公司之董事、副總經理，並為華潤水泥控股有限公司之主席。目前，彼負責本集團之石油及化學品經銷業務之策略部署。喬先生持有中國吉林大學中文系學士學位。

MR. SONG LIN, *aged 42*

was appointed Chairman of the Group in December 2004. He is also President and Executive Director of China Resources (Holdings) Company Limited, Chairman of China Resources Power Holdings Company Limited as well as China Resources Logic Limited. He is also an Independent Non-Executive Director of Geely Automobile Holdings Limited. Mr. Song has extensive experience in corporate management and is currently responsible for the overall business development and strategic planning of the Group's business. Mr. Song holds a Bachelor's degree in Mechanics from the University of Tong Ji in Shanghai, China. He joined China Resources (Holdings) Company Limited in 1985.

MR. CHEN SHULIN, *aged 51*

has been an Executive Director since December 1998 and was appointed Managing Director of the Group in March 2005. He is a Director and Vice President of China Resources (Holdings) Company Limited. Mr. Chen is currently the Chairman of Ng Fung Hong Limited and China Resources Textiles (Holdings) Company Limited. Prior to joining China Resources (Holdings) Company Limited, Mr. Chen was a senior official in the MOFTEC (the Ministry of Commerce) and a commercial attaché in Australia and New Zealand. He obtained his Bachelor's degree from Beijing Foreign Languages Institute, China and an MBA degree from Victoria University, New Zealand.

MR. QIAO SHIBO, *aged 50*

has been an Executive Director since July 2001 and was appointed Deputy Managing Director of the Group in November 2001. He is a Director and Vice President of China Resources (Holdings) Company Limited. Mr. Qiao is also the Chairman of China Resources Cement Holdings Limited. At present, he is responsible for the strategic planning of the Group's petroleum and chemical distribution business. Mr. Qiao holds a Bachelor's degree in Chinese Language from the Jilin University, China.







閻飈先生，現年四十三歲

於一九九四年獲委任為執行董事，現為本集團副董事總經理。彼並為華潤（集團）有限公司之董事、助理總經理，華潤置地有限公司及華潤萬眾電話有限公司之董事。閻先生現時負責本集團的啤酒、品牌服裝經銷、香港零售及地產業務的整體發展。彼分別持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。

姜智宏先生，現年四十九歲

於一九九六年獲委任為本集團財務董事，並於二零零零年五月提任為副董事總經理。彼現時掌管本集團財務及庫務、法律及企業秘書職能以及收購合併活動。姜先生並為華潤置地有限公司及華潤水泥控股有限公司之非執行董事。彼畢業於香港理工學院（現為香港理工大學），為特許公認會計師公會之資深會員及香港會計師公會之會員。彼具有逾二十年核數、會計及企業融資工作方面之經驗。姜先生亦任HIT Investments Limited之董事。彼於一九九四年九月加入本集團。

劉百成先生，現年五十五歲

於一九九七年獲委任為執行董事。彼並為華潤置地有限公司之執行董事。劉先生畢業於香港浸會大學，為特許公認會計師公會之資深會員及香港會計師公會之會員。劉先生具有逾二十八年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，彼亦曾擔任香港冷藏商會有限公司執行委員會之主席多年。劉先生目前主要負責本集團之香港地產部門及物流業務。劉先生於一九九四年一月加入本集團。

MR. YAN BIAO, *aged 43*

has been an Executive Director of the Group since 1994 and is currently a Deputy Managing Director of the Group. Mr. Yan is a Director and Assistant President of China Resources (Holdings) Company Limited, a Director of China Resources Land Limited and China Resources Peoples Telephone Company Limited. Mr. Yan is now responsible for the overall strategic planning and development of the Group's brewery, brand fashion distribution, Hong Kong retailing and property businesses. He has a Bachelor of Laws degree from the Peking University in China and an MBA degree from the University of San Francisco in the United States.

MR. KEUNG CHI WANG, RALPH, *aged 49*

has been appointed as Group Finance Director since 1996 and was appointed Deputy Managing Director in May 2000. He oversees the Group's finance and treasury function, legal and secretarial function as well as corporate merger and acquisition activities. He is also a Non-Executive Director of China Resources Land Limited and China Resources Cement Holdings Limited. Mr. Keung graduated from the Hong Kong Polytechnic (now known as Hong Kong Polytechnic University) and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. He has over 20 years of experience in auditing, accounting and corporate finance. Mr. Keung is also a Director of HIT Investments Limited. He joined the Group in September 1994.

MR. LAU PAK SHING, *aged 55*

has been an Executive Director since 1997. He is also an Executive Director of China Resources Land Limited. Mr. Lau graduated from the Hong Kong Baptist University and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Lau has over 28 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses. Mr. Lau represented the Executive Committee of Hong Kong Cold Storage Merchants Association Limited as Chairman for many years. He is currently in charge of the Group's Hong Kong Property Division and logistics business. Mr. Lau joined the Group in January 1994.







王群先生，現年四十八歲

於二零零零年一月獲委任為執行董事。彼亦為華潤(集團)有限公司之董事、華潤雪花啤酒有限公司之執行董事，負責本集團啤酒業務之全盤運作。王先生持有中國人民大學金融學學士學位。加入本集團前，彼曾任職於中國國家經濟委員會，並於一間深圳著名的綜合性企業擔任要職。王先生於一九九四年加入本集團。

鍾義先生，現年四十歲

於二零零零年六月獲委任為執行董事。彼並為華潤置地有限公司之執行董事並任職於華潤(集團)有限公司及中國華潤總公司。鍾先生持有中國四川大學工程學學士學位，中國人民大學經濟學碩士學位及美國舊金山大學工商管理碩士學位。鍾先生於一九九六年七月加入本集團。

鄺文謙先生，現年四十歲

於二零零二年二月加入本集團並獲委任為執行董事。鄺先生分別擁有香港大學理學士學位及香港中文大學工商管理碩士學位，為澳洲會計師公會及香港會計師公會之資深會員，亦為香港証券學院之會員。鄺先生從事證券研究、商人銀行及財務分析之工作多年。他現掌管集團之企業策劃及發展，亦負責投資者關係以及合併和收購活動。

MR. WANG QUN, *aged 48*

was appointed an Executive Director in January 2000. He is a Director of China Resources (Holdings) Limited as well as an Executive Director of China Resources Snow Breweries Limited, responsible for the entire operation of the Group's brewery business.
Mr. Wang has a Bachelor of Finance degree from the People's University of China. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate in China. Mr. Wang joined the Group in 1994.

MR. ZHONG YI, *aged 40*

was appointed an Executive Director in June 2000. He is an Executive Director of China Resources Land Limited and is employed by China Resources (Holdings) Limited and China Resources National Corporation. Mr. Zhong holds a Bachelor of Engineering degree from the China Sichuan University, a Master of Economics degree from the People's University of China and an MBA degree from the University of San Francisco in the United States. Mr. Zhong joined the Group in July 1996.

MR. KWONG MAN HIM, *aged 40*

joined the Group as Executive Director in February 2002. Mr. Kwong has a Bachelor of Science degree from the University of Hong Kong and an MBA degree from the Chinese University of Hong Kong. He is a fellow member of the CPA Australia and the Hong Kong Institute of Certified Public Accountants. He is also a member of the Hong Kong Securities Institute.
Mr. Kwong has extensive experience in equity research, merchant banking and financial analysis. He is in charge of the Group's corporate planning and development. He also manages investor relations and leads merger and acquisition activities.

非執行董事

NON-EXECUTIVE DIRECTORS

蔣偉先生・現年四十二歲

於一九九五年獲委任為董事。彼持有中國北京對外經濟貿易大學對外貿易學士學位及國際業務與財務碩士學位。蔣先生現身兼華潤(集團)有限公司之董事、財務總監及財務部總經理。彼亦為華潤萬眾電話有限公司之主席、華潤電力控股有限公司及華潤水泥控股有限公司之董事。

MR. JIANG WEI, *aged 42*

has been a Director since 1995. He obtained both his Bachelor's degree in International Trade and Master's degree in International Business and Finance from the University of International Business and Economics in Beijing, China. Mr. Jiang is currently a Director and Chief Financial Officer of China Resources (Holdings) Company Limited as well as the General Manager of its Finance Department. He is the Chairman of China Resources Peoples Telephone Company Limited, a Director of China Resources Power Holdings Company Limited and China Resources Cement Holdings Limited.

謝勝喜先生・現年四十三歲

於二零零一年八月獲委任為本集團董事。彼亦為華潤(集團)有限公司之董事。謝先生持有中國山西財經大學經濟學學士學位及國立南澳洲大學工商管理碩士學位。彼擁有中國會計師資格及多年會計和內部監制管理經驗。

MR. XIE SHENGXI, *aged 43*

has been a Director of the Group since August 2001. He is also a Director of China Resources (Holdings) Company Limited. Mr. Xie graduated with a Bachelor's degree in Economics from Shanxi University of Finance and Economics, an MBA degree from the University of South Australia. He is also a qualified accountant in China with extensive experience in internal audit and financial management.

獨立非執行董事

INDEPENDENT NON-EXECUTIVE DIRECTORS

陳普芬博士・太平紳士・BBS・MBE・現年八十三歲

於一九七三年獲委任為董事。彼為香港執業會計師、離岸石油科技博士、中國法律博士及海底科技協會名譽院士。陳博士為香港樹仁學院(兼其研究教授)及香港中文大學聯合書院之校董。彼亦曾任九龍證券交易所主席、香港證券交易所有限公司之創立董事，並曾為前香港證券交易所聯會三屆主席。

DR. CHAN PO FUN, PETER, *JP, BBS, MBE, aged 83*

has been a Director since 1973. He is a practicing Certified Public Accountant in Hong Kong, has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is an honorary fellow of the Society for Underwater Technology. Dr. Chan is a trustee of the Hong Kong Shue Yan College (also as its Research Professor) and the United College of Chinese University of Hong Kong. He was the Chairman of The Kowloon Stock Exchange, a founding director of The Hong Kong Stock Exchange Limited and had served three terms as the Chairman of the former Hong Kong Federation of Stock Exchanges.

黃大寧先生・現年五十一歲

於一九八八年獲委任為董事。彼並為科康投資有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。

MR. HOUANG TAI NINH, *aged 51*

has been a Director since 1988. He is also a Director of Forcon Investments Limited. Mr. Houang obtained his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire in the United Kingdom.

李家祥先生・執業資深會計師・GBS・OBE・太平紳士・現年五十一歲

於二零零三年三月獲委任為董事。彼為李湯陳會計事務所高級合夥人、國際會計師聯會理事及中國人民政治協商會議第十屆全國委員會委員，並曾出任香港特別行政區立法會議員。李先生亦兼任多家上市公司之董事，包括恒生銀行有限公司、數碼通電訊集團有限公司、九龍巴士控股有限公司、王氏國際(集團)有限公司、中國航空技術國際控股有限公司、路訊通控股有限公司、中化香港控股有限公司、萬科企業股份有限公司以及Strategic Global Investments plc。

MR. LI KA CHEUNG, ERIC, *FCPA (Practising), GBS, OBE, JP, aged 51*

has been a Director since March 2003. He is Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants (Practising), Board Member of the International Federation of Accountants, member of the Tenth National Committee of Chinese People's Political Consultative Conference and former member of the Legislative Council of the Hong Kong SAR. He holds directorship in a number of listed companies including Hang Seng Bank Limited, SmarTone Telecommunications Holdings Limited, The Kowloon Motor Bus Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, RoadShow Holdings Limited, Sinochem Hong Kong Holdings Limited, China Vanke Co., Ltd. as well as Strategic Global Investments plc.

高層管理人員

企業管理層

張小綾女士，現年四十二歲
為本集團財務總監。張女士持有英國紐卡斯爾大學工商管理學碩士學位。彼分別為英國特許公認會計師公會之資深會員、香港會計師公會及加拿大註冊會計師之會員。張女士於二零零一年一月加入本集團前曾任職於一間國際會計師行逾十四年。

劉健成先生，現年四十九歲
為本集團內審部總經理。劉先生分別擁有會計學士、工商管理碩士及資訊管理碩士學位，亦為新西蘭特許會計師、澳洲資深註冊會計師、加拿大註冊會計師及美國公認內部審計師。劉先生具有豐富之會計、內部監制及營運檢討經驗。劉先生於二零零零年二月加入本集團。

廖綺雲女士，現年四十六歲
為本集團法律及公司秘書部主管。廖女士持有香港大學法律學士學位，為執業律師。廖女士於二零零零年一月加入本集團。

陳朗先生，現年三十九歲
現任華潤萬家有限公司之副主席、首席執行官兼蘇果超市有限公司董事長，彼亦為華潤(集團)有限公司之董事。彼持有中國安徽大學經濟學學士及美國舊金山大學工商管理碩士學位。陳先生於一九八六年加入華潤(集團)有限公司，曾出任華潤勵致有限公司之副主席兼行政總裁。在此前，彼曾擔任華潤投資開發有限公司之董事長兼總經理，負責華潤(集團)有限公司在加拿大及泰國多個重要的投資專案。

SENIOR MANAGEMENT

Corporate Management

MS. CHEUNG SIU LING, PANDORA, *aged 42*
is the Group Financial Controller. She holds an MBA degree from the University of Newcastle in the United Kingdom. Ms. Cheung is respectively a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants and the Certified General Accountants Association of Canada. She worked for an international accounting firm for over 14 years before joining the Group in January 2001.

MR. LAU KIN SHING, CHARLES, *aged 49*
is the General Manager of the Group's Internal Audit Department. Mr. Lau holds a Bachelor's degree in Accounting and Master's degree in Business Administration as well as in Information System Management. He is a Chartered Accountant, New Zealand, Australian FCPA, a Canadian Certified General Accountant and U.S. Certified Internal Auditor. He has extensive experience in internal auditing, financial management and operations review. Mr. Lau joined the Group in February 2000.

MS. LIVASIRI, ANKANA, *aged 46*
is Head Legal Advisor of the Group's Legal and Secretarial Department. She is a solicitor and holds a Bachelor of Laws degree from the University of Hong Kong. Ms. Livasiri joined the Group in January 2000.

MR. CHEN LANG, *aged 39*
is currently the Vice Chairman and Chief Executive Officer of China Resources Vanguard Co., Ltd. and the Chairman of Suguo Supermarket Co., Ltd. He is also the Director of China Resources (Holdings) Company Limited. Mr. Chen holds a Bachelor of Economics degree from Anhui University, China and an MBA degree from the University of San Francisco in the United States. Mr. Chen joined China Resources (Holdings) Company Limited in 1986. He was previously the Vice Chairman and Chief Executive Officer of China Resources Logic Limited. Prior to that, he was the Chairman and General Manager of China Resources Development and Investment Co., Ltd., in charge of substantial investments in Canada and Thailand for China Resources (Holdings) Company Limited.

營運管理層

傅春意先生，現年五十二歲

華潤紡織(集團)有限公司之董事總經理，亦為華潤(集團)有限公司之董事。彼畢業於中國蘇州大學(前稱蘇州絲綢工學院)主修絲織，並為高級經濟師。在加入華潤(集團)有限公司前，傅先生曾任職於黑龍江省紡織品進出口公司超過十年，在紡織行業擁有豐富的經驗。

郭晉清女士，現年三十九歲

於二零零一年獲委任為五豐行有限公司之董事總經理。彼於一九九一年加入五豐行有限公司，並於一九九六年出任該公司之董事副總經理。郭女士分別持有中國對外經濟貿易大學經濟學學士學位及澳洲梅鐸大學工商管理碩士學位。彼於貿易及企業管理累積多年的經驗。

唐旭東先生，現年四十五歲

為華潤零售(集團)有限公司之總經理，亦為華潤思捷實業有限公司之首席執行官。華潤思捷實業有限公司乃本集團與思捷環球控股有限公司成立之合營公司。唐先生持有中國遼寧大學工商系學士學位及中國人民大學經濟學碩士學位。在加入本集團之前，唐先生曾任職於中信集團，並曾替其組建一家合營公司，負責一國際知名皮具品牌在中國獨家總經銷的業務。唐先生並為上海市長寧區政協委員。唐先生於一九九七年十一月加入本集團。

朱丹先生，現年四十三歲

於二零零一年七月獲委任為華潤石化(集團)有限公司之董事總經理。朱先生持有中國對外經濟貿易大學經濟學學士學位，主修外貿經濟。彼擁有近二十年石油、化工貿易分銷以及企業管理方面的經驗。彼於一九八四年加入華潤石化(集團)有限公司，曾任華潤石油有限公司及華潤化工有限公司之總經理。

Operating Management

MR. FU CHUNYI, *aged 52*

is currently the Managing Director of China Resources Textiles (Holdings) Company Limited. He is also a Director of China Resources (Holdings) Company Limited. Mr. Fu graduated from the University of Suzhou, China (formerly known as Suzhou Silk Production Technology College) with a specialty in Silk Weaving, he is also a Senior Economist. Prior to joining China Resources (Holdings) Company Limited, Mr. Fu worked for Heilongjiang Textiles Import & Export Corporation for over ten years. He has extensive experience in the textile industry.

MS. GUO JINQING, *aged 39*

has been the Managing Director of Ng Fung Hong Limited since 2001. She joined Ng Fung Hong Limited in 1991 and assumed the role of Deputy Managing Director in 1996. Ms. Guo holds a Bachelor's degree in Economics from the University of International Business and Economics in China and an MBA degree from Murdoch University in Australia. She has substantial experience in trading and corporate management.

MR. TANG XU DONG, *aged 45*

is currently the General Manager of China Resources Retail (Group) Company Limited as well as the Chief Executive Officer of CRE Esprit Limited, a joint venture between the Group and Esprit Holdings Limited. Mr. Tang holds a Bachelor of Business degree from the Liaoning University in China and a Master of Economics degree from the People's University of China. Prior to joining the Group, Mr. Tang worked for the CITIC Group, responsible for the establishment of a joint venture that was engaged in the sole distribution of a well-known leather products label in China. He is also a member of the Shanghai Changning District's Chinese People's Political Consultative Committee. Mr. Tang joined the Group in November 1997.

MR. ZHU DAN, *aged 43*

was appointed President of China Resources Petrochems (Group) Co., Ltd. in July 2001. He holds a Bachelor of Economics degree from the University of International Business and Economics in China and has nearly 20 years of corporate management experience in the area of petroleum and chemicals trading and distribution. Mr. Zhu joined China Resources Petrochems (Group) Co. Ltd. in 1984 and was previously the General Manager of China Resources Petroleum Co. Ltd. and China Resources Chemicals Co. Ltd.

本公司明白，公司方面必須長期付出努力，經常保持警覺，才能發展與維繫一個良好而穩固、符合本集團需要的企業管治結構。董事堅信，合理的企業管治常規，對本集團健康而穩定的成長，是非常重要的。

The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group require commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practices is essential to vigorous but steady growth of the Group.

為了達到此目的，公司有必要首先審查與檢討應用本公司企業管治常規時所出現的個案，如有需要，應當根據過去經驗和監管規定，適當地修訂這些常規。其次是進行坦率開放的討論，探討這些企業管治常規是否符合股東的期望。最後，我們要確保這些常規在整個集團內貫徹如一地執行。

To bring this about, it is necessary, firstly, to examine and review the issues which arise on application of corporate governance practices of the Company and where necessary and appropriate, amend such practices in light of experience and regulatory requirements, secondly, to have an open and frank discussion whether these corporate governance practices meet with the expectations of our shareholders and lastly their proper application throughout the Group.

二零零三年十一月，本公司公佈了內部的「企業管治規範及目標」。一年後，香港聯交所也頒佈了「企業管治常規守則」(以下簡稱「企業管治守則」)，並要求發行人發表「企業管治報告」。企業管治守則一般將適用於二零零五年一月一日或該日後開始的會計年度。有關方面期望發行人遵守企業管治守則所載的守則條文，如有任何偏離，發行人必須提出經過考慮的理由。至於建議最佳常規則雖只是作為指引，但發行人仍被鼓勵遵守，以及在有偏離時提出經過考慮的理由。

In November 2003, the Company released its "Corporate Governance Standards and Objectives". A year later, the Hong Kong Stock Exchange issued its "Code on Corporate Governance Practices" ("CG Code") and requires issuers to issue "Corporate Governance Report". The CG Code will generally take effect for the accounting periods commencing on or after 1 January 2005. The CG Code contains Code Provisions which are expected to be complied with by the issuers or to give considered reasons for any deviation; the Recommended Best Practices are for guidance only, although the issuers are encouraged to comply or give reasons for deviation.

聯交所容許發行人自行採納本身的企業管治常規，但若有任何偏離企業管治守則之處，則必須提出理由。二零零五年四月八日，董事會通過本公司的「企業管治常規手冊」(以下簡稱「企業管治手冊」)。此手冊乃董事會根據其經驗以及對企業管治守則所含原則之闡釋而編製。守則條文乃原則性之陳述，需加以應用；而企業管治手冊除包含差不多所有守則條文外，也包括守則條文的實施細則，並認為恰當時採納建議最佳常規。企業管治手冊可在本公司網站下載，也可向公司秘書索取。

The Stock Exchange allows issuers to adopt their own code of corporate governance practices provided that reasons are given for any deviation from the CG Code. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual"); it is a product of its experience and its deliberations on the principles enshrined in the CG Code. The Code Provisions are statements of principles which need to be applied; the Corporate Governance Manual incorporates almost all the Code Provisions and includes the implementation details for the Code Provisions and where appropriate, the Recommended Best Practices. The Corporate Governance Manual can be downloaded from our website and copies are available on request to the Company Secretary.

企業管治守則由二零零五年一月一日開始取代上市規則附錄十四之最佳應用守則。除非執行董事並無固定任期而須輪值退任外，本公司已經遵守所有其他最佳應用守則。

The CG Code replaced the Code of Best Practice at Appendix 14 of the Listing Rules with effect from 1 January 2005. The Non-Executive Directors have no fixed term of office but retire from office on a rotational basis; the Company complied with the Code of Best Practice in all other respects.

在本公司年報內刊載本報告，一方面為回應上市規則的要求；另一方面，為回顧年度編製此報告，乃向股東作出披露，並就本公司於回顧年度的企業管治常規及其發展中的常規，邀請股東發表意見。

Whilst the inclusion of this report in the Company's annual report is in response to the Listing Rules requirement, the preparation of such report for the year under review, is intended to disclose to our shareholders and to invite their views on the corporate governance practices of the Company for the year under review and its developing practices.

董事會

董事會代表股東管理本公司事務。董事會認為，為股東創造增值以及本著審慎及忠誠行事，乃他們之責任。

提交董事會議決的主要事項包括：

1. 制訂營運策略、審議財務表現與業績以及內部監控系統；
2. 有關本公司主要業務及財政目標的政策；
3. 重大收購、投資、分拆、資產處置或任何重大資本開支；及
4. 向股東作出末期股息建議及宣派任何中期股息。

組成

於截至二零零四年十二月三十一日止財政年度，除最後兩日外，董事會由十五位董事組成，包括五位非執行董事，其中三位是獨立非執行董事。董事會成員之間如有任何關係(包括財務、商業、家族或其他重大或相關關係)，均已在年報披露。主席與董事總經理之間並無上述關係。遵照上市規則的規定，本公司已獲每一位獨立非執行董事發出確認書，確認其獨立於本公司。本公司認為，所有獨立非執行董事均為獨立於本公司的人士。董事芳名及履歷載於本年報第38頁至第43頁。有關資料亦於本公司網站發佈。

經驗

董事根據本身的商業及財務經驗，對管理層提出的建議和管理層的表現，作出嚴謹的審議。我們十分重視獨立非執行董事的經驗與意見，以此作為集團業務方向的有效指引。我們的獨立非執行董事之中，具備適當會計資格的有兩位，超過上市規則的規定。長遠而言，本公司準備將獨立非執行董事的比例，提高至最少三分之一。

承諾

董事會每年最少召開四次全體會議(大約每季召開一次)，審議本集團的財務表現、重大課題(不論上市規則有否規定)及其他需要董事會作出決定的事宜。非執行董事(包括獨立非執行董事)若因事未能出席董事會例會，本公司也會積極尋求他們的意見。

董事於二零零四年出席董事會全體會議、股東大會及主要委員會會議的詳情載於下表：

THE BOARD

The Board represents shareholders in managing the Company's affairs. The Directors recognise their responsibilities to enhance shareholder value and to conduct themselves in accordance with their duty of care and loyalty.

The major issues which are brought before the Board for their decisions include:

1. formulation of operational strategies and review of its financial performance and results and the internal control system;
2. policies relating to key business and financial objectives of the Company;
3. material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure; and
4. recommendation to shareholders on final dividend and the declaration of any interim dividends.

Composition

Save the last 2 days of the financial year ended 31 December 2004, the Board comprised of 15 Directors including 5 Non-Executive Directors of which 3 are independent. The relationships (including financial, business, family or other material or relevant relationships) if any, among members of the Board are disclosed in the Annual Report. There is no such relationship as between the Chairman and the Managing Director. Pursuant to the requirements of the Listing Rules, the Company has received written confirmation from each Independent Non-Executive Director of his independence to the Company. The Company considers all of Independent Non-Executive Directors to be independent. The list of Directors, their respective biographies are set out on pages 38 to 43 of this Annual Report. The information is also published on the Company's website.

Experience

The business exposure and financial experience of the Directors enable a critical review of the proposals put forward by and the performance of the management. The experience and views of our Independent Non-Executive Directors are held in high regard and contribute to the effective direction of the Group. Two of our Independent Non-Executive Directors have appropriate accounting qualifications; this exceeds the requirement of the Listing Rules. The Company intends to increase, in the long run, the proportion of the Independent Non-Executive Directors to at least one-third.

Commitment

The full board meets at least 4 times a year at approximately quarterly intervals to review the financial performance of the Group, major issues (whether or not required by the Listing Rules) and also on other occasions when a board decision is required. The views of Non-Executive Directors including Independent Non-Executive Directors are actively solicited by the Company if they are unable to attend regular meetings of the Board.

Details of Directors attendance at full Board meetings, the general meetings and principal committee meetings held in 2004 are set out in the following table:

董事會全體會議
Full Board Meeting

日期（年／月／日） Date (YY/MM/DD)	董事會全體會議性質 Nature of Full Board Meeting	主席 Chair person	成員 Members FN	SL	MC	QSB	YB	RK	PS	WQ	ZY	FK	JW	XSX	獨立非執行董事 INED PC	HTN	EL
04/04/07	R	FN	✓	✓				✓				✓			✓	✓	
04/04/29	S	RK						✓	✓						✓	✓	
04/05/21	S	RK						✓				✓			✓	✓	✓
04/05/24	S	RK						✓				✓			✓	✓	✓
04/07/22	S	YB					✓					✓			✓	✓	✓
04/08/02	S	FK										✓			✓	✓	✓
04/09/02	R	SL		✓	✓		✓	✓				✓			✓	✓	
04/09/09	S	RK						✓				✓			✓	✓	✓
04/10/20	S	SL		✓				✓				✓			✓	✓	✓
04/11/18	R	SL		✓								✓			✓	✓	
04/12/03	S	RK						✓				✓			✓	✓	✓
04/12/22	S	RK						✓				✓			✓	✓	✓
04/12/30	S	FN	✓	✓	✓	✓	✓		✓			✓				✓	✓
股東大會出席率 Attendance at General Meetings																	
04/06/02	AGM 2004	FN	✓	✓				✓				✓			✓	✓	✓
04/08/20	EGM	YB					✓	✓				✓			✓	✓	

執行委員會會議
Executive Committee Meeting

日期（年／月／日） Date (YY/MM/DD)	主席 Chair person	成員 Members FN	SL	MC	QSB	YB	RK	FK	CL	出席者 Attendees PSC	ANL
04/03/01-02	SL		✓	✓	✓	✓	✓	✓	✓	✓	
04/03/31	RK		✓	✓	✓	✓	✓	✓		✓	
04/04/19	YB		✓	✓		✓	✓		✓	✓	
04/05/19	RK		✓	✓	✓	✓	✓	✓	✓	✓	
04/06/03	MC		✓	✓	✓	✓	✓	✓	✓	✓	✓
04/07/19	SL		✓		✓		✓	✓	✓	✓	
04/08/03	MC		✓	✓		✓		✓	✓	✓	✓
04/08/30	RK		✓	✓	✓	✓	✓	✓	✓	✓	✓
04/09/08	YB		✓	✓	✓	✓	✓		✓	✓	
04/11/15	RK		✓		✓	✓	✓	✓	✓	✓	✓
04/12/29	QSB		✓	✓	✓	✓		✓	✓	✓	

審核委員會會議
Audit Committee Meeting

日期（年／月／日） Date (YY/MM/DD)	主席 Chair person	成員－獨立非執行董事 Members – INED PC	HTN	EL	出席者 Attendees PSC	CL
04/04/01	PC	✓	✓		✓	
04/04/07	PC	✓	✓		✓	
04/05/21	EL	✓	✓	✓	✓	✓
04/08/27	EL	✓	✓	✓	✓	✓
04/11/17	EL	✓	✓	✓	✓	✓

提名委員會會議
Nomination Committee Meeting

日期（年／月／日） Date (YY/MM/DD)	成員－獨立非執行董事 Members – INED PC	HTN	EL	出席者 Attendee CL
04/01/09	✓	✓	✓	✓

薪酬委員會會議
Compensation Committee Meeting

日期（年／月／日） Date (YY/MM/DD)	成員－獨立非執行董事 Members – INED PC	HTN	EL	出席者 Attendees YB	FK	CL
04/01/09	✓	✓	✓	✓	✓	✓

註		Note
寧高寧	FN	Ning Gaoning
宋林	SL	Song Lin
陳樹林	MC	Chen Shulin
喬世波	QSB	Qiao Shibo
閻飆	YB	Yan Biao
姜智宏	RK	Keung Chi Wang, Ralph
劉百成	PS	Lau Pak Shing
王群	WQ	Wang Qun
鍾義	ZY	Zhong Yi
鄺文謙	FK	Kwong Man Him
蔣偉	JW	Jiang Wei
謝勝喜	XSX	Xie Shengxi
陳普芬	PC	Chan Po Fun, Peter
黃大寧	HTN	Houang Tai Ninh
李家祥	EL	Li Ka Cheung, Eric
張小綾	PSC	Cheung Siu Ling, Pandora
劉健成	CL	Lau Kin Shing, Charles
廖綺雲	ANL	Ankana Livasiri

董事會例會	R	Regular Board Meeting
董事會特別會議	S	Special Board Meeting
股東周年大會	AGM	Annual General Meeting
股東特別大會	EGM	Extraordinary General Meeting
獨立非執行董事	INED	Independent Non-Executive Directors

標準守則與道德守則

董事於二零零四年十二月三十一日持有本公司證券權益情況及標準守則的應用情況，在本年報第52頁至第71頁的董事局報告中披露。二零零五年四月八日，本公司編制了道德與證券交易守則(以下簡稱「道德守則」)，將上市規則附錄十所載標準守則包含其內。道德守則內的證券交易禁制及披露規定，也適用於可接觸本集團股價敏感資料的個別指定人士，包括本集團高級管理人員及高層人士。我們的道德守則條款的嚴格性，不亞於標準守則所要求的標準。

Model Code and Code of Ethics

The interests in the Company's securities held by the Directors as at 31 December 2004 and the extent of applications of the Model Code are disclosed in the Directors' Report on pages 52 to 71 of this Annual Report. On 8 April 2005, the Company has adopted a Code of Ethics and Securities Transactions ("Code of Ethics") which incorporates the Model Code set out in Appendix 10 of the Listing Rules. The prohibitions on securities dealing and disclosure requirements in our Code of Ethics also apply to specified individuals including the Group's senior management and persons who are privy to price sensitive information of the Group. Our Code of Ethics is on terms no less exacting than the required standard set out in the Model Code.

主席與董事總經理角色的區分

除了寧高寧先生按中華人民共和國國務院指使，於二零零四年十二月三十日辭任本公司主席及董事以出任其他行政職位以及宋林先生由該日起接任本公司主席外，於截至二零零四年十二月三十一日止財政年度，主席及董事總經理職位一直由不同人士擔任。

鑒於宋先生的職務調動，經獨立非執行董事認可，陳樹林先生獲委任為本公司董事總經理，由二零零五年三月八日生效。

將主席及董事總經理的職務劃分，可確保主席管理董事會的責任，與董事總經理管理本公司業務的責任，得到清晰區分。主席及董事總經理各自的職責，已在企業管治手冊詳細載述。

Separate roles of Chairman and Managing Director

Except on the resignation of Mr. Ning Gaoning on 30 December 2004 as Chairman and Director of the Company to assume other executive position on direction of the State Council of the People's Republic of China, and the assumption of the chair of the Company by Mr. Song Lin as from that date, the posts of the Chairman and the Managing Director are held separately during the financial year ended 31 December 2004.

On realignment of Mr. Song's duties, Mr. Chen Shulin has been appointed as the Managing Director of the Company as from 8 March 2005 fully endorsed by the Independent Non-Executive Directors.

The segregation of duties of the Chairman and the Managing Director ensures a clear distinction in the Chairman's responsibility to manage the Board and the Managing Director's responsibility to manage the Company's business. The respective responsibility of the Chairman and the Managing Director are more fully set out in the Corporate Governance Manual.

委任董事

董事知悉，他們須共同及個別地對股東承擔責任，保證本公司的良好運作與成功經營。董事有責任以良好誠信行事以及尋求本公司之最佳利益，並需擁有適用於本集團業務的足夠才幹與經驗。於回顧年度，提名委員會由全體獨立非執行董事組成，負責審議、評估候選董事(如有)的資歷與品格，然後提交推薦意見供董事會考慮，如合適則加以採納。

Appointment of Directors

The Directors are aware of their collective and individual responsibilities to its shareholders for the well-being and success of the Company. A Director has a duty to act in good faith and best interests of the Company and needs to have sufficient caliber and experience appropriate for the businesses of the Group. During the year under review, the Nomination Committee comprising all Independent Non-Executive Directors is charged with the responsibility to consider and to assess the qualifications and character of candidates for directorships on the Board, if any. The recommendations of the Nomination Committee are then put forward for consideration and adoption, where appropriate, by the Board.

所有董事(包括執行董事或非執行董事)均沒有固定任期。董事會認為，指定任期意義不大。董事會將會以充分的靈活性，組織一個能夠配合本集團需求的董事會班子。本公司組織章程細則規定，三分之一的董事(包括執行董事及非執行董事)須每年退任。每年退任的董事，須為董事會於年內委任的董事，以及自獲選或重選以來在任最長的董事。退任董事可重選連任。

All Directors (including Executive or Non-Executive Directors) are not appointed for a fixed term. The Board does not believe in any arbitrary term of office. The Board will have sufficient flexibility to organise the composition of the Board to service the needs of the Group. The Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

董事會授權

董事會已成立多個委員會，施行有關本公司事務的若干特定職能。主要委員會於回顧年度的工作目標已載於「企業管治規範及目標」。應用企業管治守則及採納企業管治手冊，各委員會的職權範圍(或經修訂的職權範圍，視乎情況而定)全文已載於企業管治手冊，並可在本公司網站查閱。

Delegation by the Board

The Board has established a number of committees to administer certain specified functions of the Company's affairs. The objectives of the principal committees during the year under review are set out in "Corporate Governance Standards and Objectives". With the application of the CG Code and the adoption of the Corporate Governance Manual, the respective terms of reference (or as revised, as the case may be) are set out in full in the Corporate Governance Manual and available on the Company's website.

執行委員會

執行委員會成員包括主席、董事總經理、副董事總經理、負責企業策劃及發展之董事及內部審核主管。財務總監及法律部主管均出席執行委員會會議，應委員會成員要求提供有關資料。

Executive Committee

Its members comprise of the Chairman, the Managing Director, the Deputy Managing Directors, the Director responsible for Corporate Planning and Development and the Head of Internal Audit. Its meetings are also attended by the Group Financial Controller and the Head Legal Advisor to provide information as required by its members.

於回顧年度，執行委員會召開五次會議，除正式開會外，有關文件也有傳閱其成員、財務總監及法律部主管，以便他們作出決策及提供意見。

During the year under review, the Committee met 5 times and in lieu of regular meetings, relevant papers have been circulated to its members, the Group Financial Controller and the Head Legal Advisor for decisions and comments.

審核委員會

審核委員會全體成員均為獨立非執行董事。其中兩人擁有合適的專業資格，或會計或相關財務管理專才。審核委員會主席是李家祥先生。審核委員會成員中，並無任何一位為前任或現任本公司核數師之成員。

Audit Committee

All of its members are Independent Non-Executive Directors. Two members have appropriate professional qualifications or accounting or related financial management expertise. Mr. Li Ka Cheung, Eric, is the Chairman of the Audit Committee. No member of this Committee is a member of the former or existing auditors of the Company.

審核委員會現行的職權範圍乃參照香港會計師公會刊發的「審核委員會有效運作指引」而制訂。二零零五年四月八日，董事會採納經修訂的職權範圍，以符合及實踐企業管治守則所載原則。

The existing terms of reference of the Committee is modeled on "A Guide for Effective Audit Committee" issued by Hong Kong Institute of Certified Public Accountants. On 8 April 2005, the Board adopts a revised terms of reference to conform to and to implement the principles set out in the CG Code.

於回顧年度，審核委員會召開五次會議進行季度審閱本集團綜合賬目、審閱內部審核報告並與外部核數師討論有關事宜以就內部監控程序提出建議，以及按適用職權範圍履行其他職責。

During the year under review, the Audit Committee met 5 times to conduct quarterly review of the consolidated accounts of the Group, to review internal audit reports and discuss with external auditors in order to give recommendations on internal control procedures as well as to perform its other duties set out in the applicable terms of reference.

提名委員會

Nomination Committee

於回顧年度，提名委員會全體成員均為獨立非執行董事並召開一次會議，討論其職權範圍。

During the year under review, the Committee comprised of all Independent Non-Executive Directors and met on one occasion to discuss its terms of reference.

二零零五年四月八日，董事會採納其職權範圍，以符合及實踐企業管治守則所載原則。

On 8 April 2005, the Board adopts its terms of reference to conform to and to implement the principles set out in the CG Code.

薪酬委員會

Compensation Committee

於回顧年度，薪酬委員會成員包括所有獨立非執行董事並召開一次會議，審議其職權範圍。

During the year under review, the members of this Committee comprised of all Independent Non-Executive Directors and met on one occasion to consider and review its terms of reference.

二零零五年四月八日，董事會採納其職權範圍，以符合及實踐企業管治守則所載原則。

On 8 April 2005, the Board adopts its terms of reference to conform to and to implement the principles set out in the CG Code.

董事及高層管理人員薪酬

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

本公司的薪酬政策的要旨如下：

- 任何個別人員皆不得自行釐定其薪酬；
- 本公司提供的薪酬應與跟本公司競逐人力資源的公司所提供之薪酬大致相若；
- 本公司制訂薪酬政策，應以吸引本集團成功運作所需行政人員留效、策勵行政人員追求適當的增長策略為目標，同時將個別人員的表現考慮在內。除達到上述目標所需要外，本集團應避免付出過高的薪酬；
- 薪酬應反映個別人員的表現、職務的複雜性及責任；及
- 薪酬方案應包括工資、獎金及購股權或股份計劃，以激勵董事及高層管理人員提升其個人表現。

The main elements of the Company's remuneration policy are:

- no individual should determine his or her own remuneration;
- remuneration should be broadly aligned with companies with whom the Company competes for human resources;
- the Company should aim to design policies that attract and retain executives needed to run the Group successfully and to motivate executives to pursue appropriate growth strategies whilst taking into account performance of the individual and the Group shall avoid paying more than is necessary for such purpose;
- remuneration should reflect performance, complexity and responsibility of the individual; and
- the remuneration package will be structured to include salary, bonus and share options or share schemes to provide incentives to Directors and senior management to improve their individual performance.

問責與審核

董事負責監督各財政期間賬目的編製。財務報表的編製與呈列方式，應有助於對本集團的財政狀況與前景作出清晰均衡的評估。

有關本集團各業務單位之財政狀況與前景的定期管理報告由執行委員會審議，以讓董事會在掌握實際情況之下對本公司的業務表現作出評估。

本集團自二零零二年十一月開始發佈季度財務摘要及營運回顧，讓股東評估本集團的經營與表現。這些季度摘要一般在有關結算日後兩個月內發佈。

董事會有責任確保公司整體的內部監控系統能充分發揮效用。內審部對系統的有效性進行定期檢討，並向董事總經理、董事會及審核委員會匯報重要的檢討結果。

內審部之職能詳列於企業管治手冊。

於回顧年度，本公司已檢討外部核數師的表現，並在考慮重新聘用外部核數師建議時計及支付給本公司外部核數師的審核費約為港幣13,600,000元(二零零三年：約港幣13,400,000元)，非審核服務費用包括審閱中期報告及稅務服務費用約為港幣1,200,000元(二零零三年：約港幣3,400,000元)。

ACCOUNTABILITY AND AUDIT

The Directors are responsible for overseeing the preparation of the accounts of each financial period. The financial statements are prepared and presented to enable a clear and balanced assessment of its financial position and prospects of the Group.

Regular management reports on the financial position and prospects of each business unit of the Group are reviewed by the Executive Committee to enable the Board to make an informed assessment of the performance of the Company.

Since November 2002, to enable the shareholders to appraise the operations and performance of the Group, the Group has been releasing quarterly financial highlights and operating review, generally within 2 months from the period end date.

The Board has the overall responsibility for maintaining an adequate system of internal controls. The Internal Audit Department has been conducting regular review of the system's effectiveness and reports to the Managing Director, the Board and the Audit Committee on its material findings.

The functions of the Internal Audit Department are set out in full in the Corporate Governance Manual.

During the year under review, the performance of the external auditors of the Company has been reviewed and in considering the proposal for reappointment of the external auditors, the Company has taken into account the audit fees paid to the Company's external auditors amounted to approximately HK$13.6 million (2003: approximately HK$13.4 million); fees related to non-audit services including fees for review of interim report and tax services amounted to approximately HK$1.2 million (2003: approximately HK$3.4 million).

企業傳訊

本公司致力於採取開誠佈公的態度，定期與股東溝通，及向他們作出合理的資料披露。股東必須得到準確與公平的資料披露，方能自行對本集團的經營與表現作出判斷。

我們曾對「選擇性披露」的行為進行深入討論。這是指某些市場參與者，比全體股東和公眾人士先一步獲提供某些資料。本公司明悉上市規則所規定本公司應有的責任，也明白某些投資者和分析員，對本公司的事務可能有著比其他人士濃厚的興趣。本公司維持開誠佈公、定期溝通、公平披露的政策。根據這項政策，有關公開披露資料的合理問題，皆應獲得合理回應。就此而言，主理投資者關係職能的企業策劃及發展部，將負責回應這類股東及分析員的查詢。

我們的股東、投資者、新舊夥伴及交易方，也可以從我們的網站獲得有關本公司企業管治常規的資料。任何人士如需網站所載資料的印行本，可致函公司秘書索取。

承董事局命
董事總經理
陳樹林

香港，二零零五年四月八日

CORPORATE COMMUNICATIONS

The Company is committed to a policy of open and regular communication and fair disclosures of information to its shareholders. Accurate and fair disclosures *are necessary for shareholders to form their own judgment on the operation and* performance of the Group.

There are considerable discussions on the subject of "selective disclosures". This is the provision of information to certain market participants before they are generally available to the shareholders and the general public. The Company is aware of its obligations under the Listing Rules. It recognises that some investors and analysts have more and active interests than others in the affairs of the Company. The Company maintains a policy of open and regular communication and fair disclosure. Based on this policy, legitimate questions arising from generally disclosed information deserves a reasonable reply; the Corporate Planning and Development Department is responsible for investor relationship functions and will respond to such shareholders' and analysts' enquiries.

Our website provides our shareholders, investors, our existing and prospective partners and counterparties with information on the Company's corporate governance practices. Any party who desires to have hard copies of information maintained at our website may write to the Company Secretary for copies.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 8 April 2005

董事局全人欣然將截至二零零四年十二月三十一日止年度之報告及經審核財務報告呈列股東覽閱。

The directors have pleasure in presenting to the shareholders their report and the audited financial statements for the year ended 31 December 2004.

主要業務

本公司之主要業務為物業投資及投資控股。其主要附屬公司及聯營公司之業務刊載於第129頁至第139頁。本集團本年度業績按業務之分析已載於本財務報告附註三內。

Principal Activities

The principal activities of the Company are property investment and investment holding. The activities of its principal subsidiaries and associates are shown on pages 129 to 139. An analysis of the Group's performance for the year by business segments is set out in note 3 to the financial statements.

集團溢利

本集團截至二零零四年十二月三十一日止年度之溢利刊載於第73頁之綜合損益表內。

Group Profit

The consolidated profit and loss account is set out on page 73 and shows the Group's profit for the year ended 31 December 2004.

股息

本年度已向股東派發中期股息每股普通股港幣11仙，總值達港幣231,822,000元，並於該年度內向股東支付。

董事局建議末期股息每股普通股港幣16仙，約為數港幣342,173,000元，此股息將於二零零五年六月十七或前後派發予所有於二零零五年五月三十日名列普通股股東名冊之股東。

Dividends

An interim dividend of HK11 cents per ordinary share amounting to HK$231,822,000 was paid to shareholders during the year.

The directors recommend a final dividend of HK16 cents per ordinary share amounting to approximately HK$342,173,000 payable on or about 17 June 2005 to all persons registered as holders of ordinary shares on 30 May 2005.

固定資產

本集團及本公司於本年度內固定資產之變動情況刊載於財務報告附註十三。

Fixed Assets

Movements in the fixed assets of the Group and the Company during the year are set out in note 13 to the financial statements.

物業

本集團擁有之主要物業概要刊載於第140頁至第146頁。

Properties

A schedule of the principal properties of the Group is set out on pages 140 to 146.

股本

本年度之股本變動情況刊載於財務報告附註二十七。

Share Capital

Movements in the share capital during the year are set out in note 27 to the financial statements.

儲備

本集團及本公司之儲備於本年度之變動情況分別刊載於綜合股東權益變動表及財務報告附註二十八。

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and note 28 to the financial statements respectively.

慈善捐款

本年度內本集團之捐款合共約為港幣517,000元。

Charitable Donations

Donations made by the Group during the year amounted to approximately HK$517,000.

董事

本年度內及至本報告日期董事芳名如下：

主席

寧高寧先生　（於二零零四年十二月三十日離任）*
宋　林先生　（於二零零四年十二月三十日委任）*

董事總經理

陳樹林先生　（於二零零五年三月八日委任）*

副董事總經理

喬世波先生
閻　飈先生
姜智宏先生

董事

劉百成先生　（執行董事）
王　群先生　（執行董事）
鍾　義先生　（執行董事）
鄺文謙先生　（執行董事）
蔣　偉先生　（非執行董事）
謝勝喜先生　（非執行董事）
陳普芬博士　（獨立非執行董事）
黃大寧先生　（獨立非執行董事）
李家祥先生　（獨立非執行董事）

* 寧高寧先生於二零零四年十二月三十日辭任本公司主席及董事職務。同日，董事總經理宋林先生亦獲委任為新主席。之後，於二零零五年三月八日，陳樹林先生獲委任為本公司新任董事總經理。在其獲委任之前，陳樹林先生為本公司副董事總經理。

根據本公司組織章程細則第一百一十條規定，劉百成先生、王群先生、鍾義先生及謝勝喜先生依章輪席告退並具資格連任。

董事及高層管理人員之簡歷

董事及高層管理人員簡歷刊載於第38頁至第43頁。

Directors

The directors who held office during the year and up to the date of this report were as follows:

Chairman

Mr. Ning Gaoning	(Resigned on 30 December 2004)*
Mr. Song Lin	(Appointed on 30 December 2004)*

Managing Director

Mr. Chen Shulin	(Appointed on 8 March 2005)*

Deputy Managing Directors

Mr. Qiao Shibo
Mr. Yan Biao
Mr. Keung Chi Wang, Ralph

Directors

Mr. Lau Pak Shing	(Executive Director)
Mr. Wang Qun	(Executive Director)
Mr. Zhong Yi	(Executive Director)
Mr. Kwong Man Him	(Executive Director)
Mr. Jiang Wei	(Non-executive Director)
Mr. Xie Shengxi	(Non-executive Director)
Dr. Chan Po Fun, Peter	(Independent Non-executive Director)
Mr. Houang Tai Ninh	(Independent Non-executive Director)
Mr. Li Ka Cheung, Eric	(Independent Non-executive Director)

* Mr Ning Gaoning resigned as Chairman and director of the Company on 30 December 2004. Mr Song Lin, being the Managing Director, was also appointed as the new Chairman on the same date. Subsequently on 8 March 2005, Mr Chen Shulin was appointed as the new Managing Director of the Company. Prior to his appointment, Mr Chen Shulin was the Deputy Managing Director of the Company.

In accordance with Article 110 of the Company's Articles of Association, Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi, and Mr. Xie Shengxi shall retire by rotation and are eligible for re-election.

Biographical Details of Directors and Senior Management

Biographical details of directors and senior management are set out on pages 38 to 43.

購股權計劃

於年內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份期權尚未行使(「舊計劃」)。

新計劃於二零零二年一月三十一日獲股東在股東大會上批准，其後於二零零四年八月二十日獲股東通過普通決議案修訂。新計劃將於二零一二年一月三十一日屆滿。本公司董事會可向合資格參與者授出購股權，該等合資格參與者包括僱員、本集團執行董事及非執行董事(或獲建議委任之人士)、由本集團之任何僱員、執行董事或非執行董事所設立的酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員(或獲建議委任之人士)、本公司行政總裁或主要股東、本集團之聯營公司、本公司之董事、行政總裁及主要股東的聯繫人、及主要股東的僱員及(倘若主要股東是公司)主要股東的附屬公司的僱員。

在當時有效的香港聯合交易所有限公司證券上市規則(「上市規則」)的規定下，行使價應為董事局按完全酌情權釐定的價格。兩個計劃的每位參與者可獲之最高數目(包括授予本公司董事、行政總裁或主要股東或彼等各自之任何聯繫人之購股權)，相當於當時實行的上市規則所准許的上限。新計劃的計劃授權限額獲股東於二零零四年八月二十日舉行的股東特別大會通過普通決議案更新及重續，該項決議案批准進一步授出購股權，可認購最多達210,462,321股股份，即於上述日期已發行股份的10%。截至本報告發出當日為止，根據新計劃可授出的購股權若全數被行使可發行之股份總數達159,438,321股，約佔本公司已發行股本之7.46%。

購股權一般於緊隨授出之日起計十年內全部賦予或行使，或於接納授出購股權後最長為四年之期限內賦予。

除下文所披露者外，於本年度內，本公司之董事、行政總裁、僱員、主要股東或彼等各自之聯繫人及主要股東之僱員，均未曾獲授(或獲授超出個人上限之)或曾行使其他購股權，及並無其他購股權根據有關購股權計劃之條款而註銷或失效。

Share Option Schemes

During the year, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

The New Scheme was approved by the shareholders in general meeting on 31 January 2002, which is subsequently amended on 20 August 2004 by ordinary resolution passed by shareholders, and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including employees, executive or non-executive directors of the Group (or persons proposed to be appointed as such), any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants, professional and other advisors to the Group (or persons proposed to be appointed as such), chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive and substantial shareholder of the Company, and employees of substantial shareholder and where a substantial shareholder is a company, employees of subsidiaries of a substantial shareholder.

Subject to the requirements of the prevailing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the exercise price shall be such price determined by the board of directors at its absolute discretion. The maximum entitlement of each participant under the scheme (including options to be granted to the directors, chief executive or substantial shareholder of the Company, or any of their respective associates) is equivalent to the maximum limit permitted under the prevailing Listing Rules. The scheme mandate limit under the New Scheme was refreshed and renewed by ordinary resolution passed by the shareholders at an extraordinary general meeting held on 20 August 2004 which enabled the grant of further share options to subscribe up to 210,462,321 shares representing 10% of the shares in issue as at the said date. As at the date of this report, the total number of shares available for issue upon exercise of all options which may be granted under the New Scheme is 159,438,321 shares and represent 7.46% of the issued share capital of the Company.

Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to a maximum of four years after the acceptance of a grant.

Save as disclosed below, no other share options have been granted (or granted in excess of individual limit), exercised, cancelled or lapsed in accordance with the terms of the relevant share option scheme during the year in relation to each of the directors, chief executive, employees, substantial shareholder of the Company or their respective associates and employees of substantial shareholder.

(甲) 董事

於二零零四年十二月三十一日，下列董事持有根據本公司舊計劃及新計劃授出可認購股份的購股權權益。根據該兩項計劃，董事持有的購股權如下：

(a) Directors

As at 31 December 2004, the following directors had interests in respect of options to subscribe for shares granted under the Old Scheme and the New Scheme of the Company. Share options held by directors granted under such schemes are set out below:

				股份期權數目[1] Number of share options[1]						本公司股份價格[2] Price of Company's shares[2]	
董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零四年十二月三十一日尚未行使 Outstanding at 31/12/2004	已授出之期權 港幣元 For options granted HK$	已行使之期權 港幣元 For options exercised HK$
執行董事	**Executive Directors**										
寧高寧	Ning Gaoning	20/06/2000	7.190	3,300,000	—	—	—	—	3,300,000	—	N/A[4]
(於二零零四年十二月三十日離任)	(Resigned on 30 December 2004)	07/02/2002	7.170	1,200,000	—	—	—	—	1,200,000	—	N/A[4]
宋林	Song Lin	20/06/2000	7.190	200,000*	—	—	—	—	200,000*	—	N/A[4]
		07/02/2002	7.170	2,000,000	—	—	—	—	2,000,000	—	N/A[4]
		14/01/2004	9.720	—	2,500,000	—	—	—	2,500,000	9.700	N/A[4]
陳樹林	Chen Shulin	21/11/2000	7.080	1,186,000	—	—	—	—	1,186,000	—	N/A[4]
		07/02/2002	7.170	1,326,000	—	—	—	—	1,326,000	—	N/A[4]
		14/01/2004	9.720	—	2,000,000	—	—	—	2,000,000	9.700	N/A[4]
		02/06/2004	9.550	—	1,500,000	—	—	—	1,500,000	9.400	N/A[4]
喬世波	Qiao Shibo	07/02/2002	7.170	1,800,000	—	—	—	—	1,800,000	—	N/A[4]
		14/01/2004	9.720	—	2,000,000	—	—	—	2,000,000	9.700	N/A[4]
閻飈	Yan Biao	20/06/2000	7.190	3,000,000	—	—	—	—	3,000,000	—	N/A[4]
		07/02/2002	7.170	1,000,000	—	—	—	—	1,000,000	—	N/A[4]
姜智宏	Keung Chi Wang, Ralph	20/06/2000	7.190	1,400,000	—	—	—	—	1,400,000	—	N/A[4]
		07/02/2002	7.170	500,000	—	—	—	—	500,000	—	N/A[4]
		14/01/2004	9.720	—	216,000	—	—	—	216,000	9.700	N/A[4]
		02/06/2004	9.550	—	850,000	—	—	—	850,000	9.400	N/A[4]
劉百成	Lau Pak Shing	20/06/2000	7.190	1,000,000	—	—	—	—	1,000,000	—	N/A[4]
		07/02/2002	7.170	500,000	—	500,000	—	—	—	—	10.589
		14/01/2004	9.720	—	500,000	—	—	—	500,000	9.700	N/A[4]
		02/06/2004	9.550	—	1,000,000	—	—	—	1,000,000	9.400	N/A[4]
王群	Wang Qun	20/06/2000	7.190	400,000	—	—	—	—	400,000	—	N/A[4]
		07/02/2002	7.170	400,000	—	—	—	—	400,000	—	N/A[4]
鍾義	Zhong Yi	20/06/2000	7.190	1,500,000	—	1,500,000	—	—	—	—	10.589
		02/06/2004	9.550	—	300,000	—	—	—	300,000	9.400	N/A[4]
		22/07/2004	9.800	—	800,000	—	—	—	800,000	9.800	N/A[4]
鄺文謙	Kwong Man Him	07/02/2002	7.170	2,000,000	—	—	—	—	2,000,000	—	N/A[4]
		14/01/2004	9.720	—	222,000	—	—	—	222,000	9.700	N/A[4]
		02/06/2004	9.550	—	772,000	—	—	—	772,000	9.400	N/A[4]
小計	Sub-total			22,712,000	12,660,000	2,000,000	—	—	33,372,000		
非執行董事	**Non-Executive Directors**										
蔣偉	Jiang Wei	08/03/2002	7.500	600,000	—	—	—	—	600,000	—	N/A[4]
謝勝喜	Xie Shengxi	08/03/2002	7.500	380,000	—	—	—	—	380,000	—	N/A[4]
小計	Sub-total			980,000	—	—	—	—	980,000		
獨立非執行董事	**Independent Non-Executive Directors**										
陳普芬	Chan Po Fun, Peter	02/06/2004	9.550	—	200,000	—	—	—	200,000	9.400	N/A[4]
黃大寧	Houang Tai Ninh	02/06/2004	9.550	—	200,000	—	—	—	200,000	9.400	N/A[4]
李家祥	Li Ka Cheung, Eric	02/06/2004	9.550	—	200,000	—	—	—	200,000	9.400	N/A[4]
小計	Sub-total			—	600,000	—	—	—	600,000		
合計	Total			23,692,000	13,260,000	2,000,000	—	—	34,952,000		

* 根據《證券及期貨條例》第三百四十四條，宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 344 of the Securities and Futures Ordinance ("SFO"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

(乙) 僱員及其他參與者

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等持有之購股權詳情已於上文(甲)段披露。以下是本公司向本集團僱員(不包括公司董事)及其他參與者授出購股權的概況。

(i) 僱員(不包括公司董事)

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and details of share options held by them are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) Employees (other than directors of the Company)

		股份期權數目[1] Number of share options[1]							本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零四年十二月三十一日尚未行使 Outstanding at 31/12/2004		已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 Old Scheme										
20/06/2000	7.190	4,187,000	N/A[3]	1,326,000	—	100,000	2,761,000		—	10.595
21/11/2000	7.080	4,157,000	N/A[3]	640,000	—	550,000	2,967,000		—	10.676
小計 Sub-total		8,344,000	N/A[3]	1,966,000	—	650,000	5,728,000			
新計劃 New Scheme										
07/02/2002	7.170	13,524,000	—	3,642,000	—	470,000	9,412,000		—	10.589
19/04/2002	7.400	11,500,000	—	3,412,000	—	884,000	7,204,000		—	10.489
23/05/2002	8.900	300,000	—	194,000	—	—	106,000		—	10.742
02/08/2002	8.320	13,368,000	—	5,050,000	—	2,448,000	5,870,000		—	10.628
07/11/2002	7.700	1,932,000	—	142,000	—	—	1,790,000		—	10.135
24/01/2003	7.250	1,620,000	—	438,000	—	—	1,182,000		—	10.554
14/04/2003	6.290	9,014,000	—	1,806,000	—	400,000	6,808,000		—	10.470
01/08/2003	7.100	1,896,000	—	826,000	—	—	1,070,000		—	10.426
08/10/2003	8.900	5,000,000	—	1,010,000	—	1,102,000	2,888,000		—	11.215
02/12/2003	9.000	1,500,000	—	140,000	—	—	1,360,000		—	10.871
14/01/2004	9.720	—	41,870,000	1,809,000	—	1,058,000	39,003,000		9.700	11.448
20/04/2004	9.890	—	5,600,000	—	—	—	5,600,000		9.500	N/A[4]
25/05/2004	9.150	—	42,384,000	6,392,000	—	136,000	35,856,000		9.250	11.022
22/07/2004	9.800	—	2,000,000	—	—	—	2,000,000		9.800	N/A[4]
04/10/2004	10.350		49,690,000	10,000	—	—	49,680,000		10.1500	11.700
小計 Sub-total		59,654,000	141,544,000	24,871,000	—	6,498,000	169,829,000			
合計 Total		67,998,000	141,544,000	26,837,000	—	7,148,000	175,557,000			

(ii) 其他參與者

(ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	股份期權數目[1] Number of share options[1] 於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零四年十二月三十一日尚未行使 Outstanding at 31/12/2004	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
05/03/2002	7.350	24,078,000	—	4,444,000	—	10,000	19,624,000	—	10.499
23/05/2002	8.900	30,000	—	—	—	—	30,000	—	N/A[4]
14/04/2003	6.290	620,000	—	—	—	—	620,000	—	N/A[4]
22/07/2004	9,800	—	300,000	—	—	—	300,000	9.800	N/A[4]
		24,728,000	300,000	4,444,000	—	10,000	20,574,000		

1. 購股權數目指購股權所涉及之本公司相關股份。

2. 就已授出購股權所披露之本公司股份價格，為緊接期權各自授出日期前一個交易日，股份在香港聯合交易所有限公司(「聯交所」)所報之收市價。就年內已行使購股權所披露之本公司股份價格，為緊接購股權行使日期前，股份於聯交所所報之收市價之加權平均數。

   董事認為，評估購股權的價值涉及多方面主觀及不肯定之假設，因此，不宜披露截至二零零四年十二月三十一日止年度內授出之購股權的價值。董事相信，基於預測性的假設以評估購股權的價值意義不大，且對股東有所誤導。

3. 舊計劃已於二零零二年一月三十一日予以終止，自此以後，本公司概無根據舊計劃授出任何購股權。

4. 由於授出之有關購股權於回顧年度內並無行使，故披露價格規定並不適用。

5. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿，而每次授出購股權的代價為港幣1元。

6. 購股權一般為一次全數授出，於授出後即可行使；或分為五批授出，可由授出日期起計四年內行使。

1. The number of share options refers to the number of underlying shares in the Company covered by the share options.

2. The price of the Company's shares disclosed for options granted is the closing price quoted on the The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the options exercised during the year is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.

   The Directors consider that it is not appropriate to disclose the value of options granted during the year ended 31 December 2004, since any valuation of the options would be subjective and uncertain. The Directors believe that the evaluation of options based on speculative assumptions would not be meaningful and would be misleading to shareholders.

3. The Old Scheme was terminated on 31 January 2002, therefore no options have been granted under the Old Scheme since then.

4. As the relevant share options granted have not been exercised during the year under review, no price disclosure is applicable.

5. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.

6. Share options are generally either fully vested and exercisable immediately after the date of grant or vested in five tranches and exercisable over a period of 4 years from date of grant.

董事之證券權益

於二零零四年十二月三十一日，本公司董事及最高行政人員於本公司及其相聯法團(定義見《證券及期貨條例》第XV部的股份、有關股份及債券中擁有須根據《證券及期貨條例》第XV部第七及第八分部知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益或淡倉)，或須根據《證券及期貨條例》第352條規定將會或已經記錄在該條規定須予存置的登記冊內的權益或淡倉,或根據上市規則所載〈上市公司董事進行證券交易的標準守則〉須知會本公司及聯交所的權益或淡倉如下：

Directors' Interests in Securities

As at 31 December 2004, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing of Securities on the Stock Exchange, were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋 林 Song Lin	好倉 Long position	200,000[3]	200,000[3]	0.23
	好倉 Long position	—	4,500,000	
陳樹林 Chen Shulin	好倉 Long position	—	6,012,000	0.28
喬世波 Qiao Shibo	好倉 Long position	—	3,800,000	0.18
閻 飆 Yan Biao	好倉 Long position	900,000	4,000,000	0.23
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	2,966,000	0.14
劉百成 Lau Pak Shing	好倉 Long position	—	2,500,000	0.12
王 群 Wang Qun	好倉 Long position	40,000	800,000	0.04
鍾 義 Zhong Yi	好倉 Long position	420,000	1,100,000	0.07

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
鄺文謙 Kwong Man Him	好倉 Long position	—	2,994,000	0.14
蔣　偉 Jiang Wei	好倉 Long position	—	600,000	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	380,000	0.02
陳普芬 Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[4]		
黃大寧 Houang Tai Ninh	好倉 Long position	—	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	—	200,000	0.01

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。

2. 指本公司股份及相關股份中的好倉總數於二零零四年十二月三十一日所佔本公司已發行股本總數的百分比。

3. 宋林先生被視為擁有其配偶之200,000股普通股及200,000股相關股份之權益。

4. 該權益由陳普芬先生擁有88.25%已發行股本之公司持有。

5. 除附註3及4另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

1. This refers to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.

2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 31 December 2004.

3. Mr. Song Lin was deemed to be interested in the 200,000 ordinary shares and 200,000 underlying shares through interests of his spouse.

4. Such interest is held by a company of which Mr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.

5. Save as otherwise specified under notes 3 and 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益

同日，若干位董事擁有相聯法團(定義見《證券及期貨條例》)的已發行普通股股份及購股權計劃所授出可認購股份之期權中擁有權益，該等期權是屬於非上市以實物交收的股本衍生工具：

(i) 根據一間相聯法團 — 華潤置地有限公司(「華潤置地」)已發行普通股及購股權計劃尚未行使期權：

(b) Interest in issued ordinary shares and underlying shares of associated corporations

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate percentage of interest[3] (%)
閻　飈 Yan Biao	好倉 Long position	—	2,300,000	4.592	27/06/1997	0.31
	好倉 Long position	—	2,400,000	0.990	20/07/2000	
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	2,000,000	4.592	27/06/1997	0.22
	好倉 Long position	—	1,300,000	0.990	20/07/2000	
鍾　義 Zhong Yi	好倉 Long position	—	2,000,000	0.990	20/07/2000	0.13
蔣　偉 Jiang Wei	好倉 Long position	—	720,000	1.590	04/03/2002	0.05
謝勝喜 Xie Shengxi	好倉 Long position	—	460,000	1.590	04/03/2002	0.03

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。
2. 華潤置地二零零二年三月四日授出的購股權可於自授出之日起計十年期間內行使。除此以外，上述所有其他購股權將於二零零七年五月二十七日屆滿。上述每次授出的代價均為港幣1元。
3. 指好倉所涉及的華潤置地股份及相關股份總數於二零零四年十二月三十一日佔華潤置地已發行股本總數的百分比。
4. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.
2. Except for options granted by CR Land on 4 March 2002 which are exercisable within a period of ten years from the date of grant, the expiry date for all other share options mentioned above is 27 May 2007. Consideration for each of the grants mentioned above is HK$1.00.
3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 31 December 2004.
4. All interests disclosed above are being held by each director in his capacity as beneficial owner.

(ii) 根據一間相聯法團 — 華潤勵致有限公司(「華潤勵致」)已發行普通股及購股權計劃尚未行使期權：

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logic Limited ("CR Logic"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋　林 Song Lin	好倉 Long position	3,600,000	6,900,000	0.590	21/09/2000[3]	0.47
		—	2,000,000	0.906	13/01/2004[3]	
閻　飇 Yan Biao	好倉 Long position	—	6,000,000	0.790	04/12/2001[3]	0.23
蔣　偉 Jiang Wei	好倉 Long position	—	720,000	0.820	09/04/2002[4]	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	450,000	0.820	09/04/2002[4]	0.02

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。
2. 指好倉所涉及的華潤勵致股份及相關股份總數於二零零四年十二月三十一日佔華潤勵致已發行股本總數的百分比。
3. 購股權可於授出有關購股權日期起計十年期間內行使。
4. 該購股權或全部隨即賦予並由二零零二年四月九日起至二零一二年四月八日止期間行使，或分為四期賦予，可由二零零二年四月九日、二零零三年、二零零四年及二零零五年一月一日起至二零一二年四月八日止期間行使。上述每次授出的代價為港幣1元。
5. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 31 December 2004.
3. Options are exercisable within a period of ten years from the date of grant of the relevant options.
4. Options are either vested immediately and exercisable from 9 April 2002 to 8 April 2012 or vested in four tranches and exercisable on 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for each of the grants mentioned above is HK$1.00.
5. All interests disclosed above are being held by each director in his capacity as beneficial owner.

(iii) 根據一間相聯法團 — 華潤水泥控股有限公司(「華潤水泥」)已發行普通股及購股權計劃尚未行使期權：

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Cement Holdings Limited ("CR Cement"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使 購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益 百分比[3] Aggregate percentage of interest[3] (%)
喬世波 Qiao Shibo	好倉 Long position	— —	3,000,000 800,000	2.325 1.66	05/12/2003 16/12/2004	1.05
閻　飈 Yan Biao	好倉 Long position	90,000	—	—	—	0.02
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	800,000	2.325	05/12/2003	0.22
王　群 Wang Qun	好倉 Long position	4,000	—	—	—	0.001
鄺文謙 Kwong Man Him	好倉 Long position	—	300,000	2.325	05/12/2003	0.08
陳普芬 Chan Po Fun, Peter	好倉 Long position	50,600[4]	—	—	—	0.01

1. 購股權數目指購股權所涉及的華潤水泥相關股份總數。
2. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一三年十二月四日屆滿。上述每次授出之代價為港幣1元。
3. 指好倉所涉及的華潤水泥股份及相關股份總數於二零零四年十二月三十一日佔華潤水泥已發行股本總數的百分比。
4. 就該等50,600股股份當中，17,000股股份由陳普芬先生擁有88.25%已發行股本之公司持有。
5. 除附註4另有所指者外，上文披露之所有其他權益由各董事以實益擁有人身份持有。

1. The number of share options refers to the number of underlying shares of CR Cement covered by the share options.
2. Options are vested in five tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 4 December 2013. Consideration for each of the grants mentioned above is HK$1.00.
3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Cement to the total issued share capital of CR Cement as at 31 December 2004.
4. Out of these 50,600 shares, 17,000 shares are held by a company of which Mr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
5. Save as otherwise specified in note 4, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

(iv) 根據一間相聯法團 — 華潤電力控股有限公司(「華潤電力」)已發行普通股及購股權計劃尚未行使期權：

(iv) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate percentage of interest[3] (%)
宋　林 Song Lin	好倉 Long position	—	2,000,000	2.8	12/11/2003	0.05
陳樹林 Chen Shulin	好倉 Long position	—	600,000	2.8	12/11/2003	0.02
喬世波 Qiao Shibo	好倉 Long position	—	600,000 30,000[4]	2.8 2.8	12/11/2003	0.02
閻　飈 Yan Biao	好倉 Long position	—	600,000	2.8	12/11/2003	0.02
劉百成 Lau Pak Shing	好倉 Long position	—	500,000	2.8	12/11/2003	0.01
王　群 Wang Qun	好倉 Long position	—	500,000	2.8	12/11/2003	0.01
蔣　偉 Jiang Wei	好倉 Long position	—	1,000,000	2.8	12/11/2003	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	400,000	2.8	12/11/2003	0.01

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。

2. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一三年十月五日屆滿。上述每次授出的代價為港幣1元。

3. 指好倉所涉及的華潤電力股份及相關股份總數於二零零四年十二月三十一日佔華潤電力已發行股本總數的百分比。

4. 喬世波先生被視為擁有其配偶之30,000股相關股份之權益。

5. 除附註4另有所指者外，本文披露之權益由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.

2. Options are vested in five tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant and all options expire on 5 October 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 31 December 2004.

4. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.

5. Save as otherwise specified in note 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

擁有須具報權益的股東

於二零零四年十二月三十一日，除上文所披露的權益及淡倉外，以下人士於本公司的股份及有關股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部向本公司披露或已記錄在本公司須存置的登記冊內的權益或淡倉：

Shareholders with notifiable interests

As at 31 December 2004, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested parties	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested parties are deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司(「華潤總公司」)	China Resources National Corporation ("CRNC")	1,165,821,822	54.91
華潤股份有限公司(附註1)	China Resources Co., Limited (Note 1)	1,165,821,822	54.91
CRC Bluesky Limited(附註1)	CRC Bluesky Limited (Note 1)	1,165,821,822	54.91
華潤(集團)有限公司(「華潤集團」)(附註1)	China Resources (Holdings) Company Limited ("CRH") (Note 1)	1,165,821,822	54.91
澳洲聯邦銀行(附註2)	Commonwealth Bank of Australia (Note 2)	190,216,567	8.96
J.P. Morgan Chase & Co.(附註3)	J.P. Morgan Chase & Co. (Note 3)	138,178,973	6.51

附註：

1. 華潤集團為 CRC Bluesky Limited 的全資附屬公司，而 CRC Bluesky Limited 為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由澳洲聯邦銀行直接或間接擁有100%控制權之法團持有。

3. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由J.P. Morgan Chase & Co. 及其受控法團(附註4)持有如下：

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

3. Accordingly to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by J.P. Morgan Chase & Co. and corporations controlled by it (Note 4) in the respective following capacity:

身份	Capacity	股份數目 No. of shares
實益擁有人	Beneficial owner	4,894,660
投資經理	Investment manager	72,464,000
認可放款代理	Approved lending agent	60,820,313

4. 根據《證券及期貨條例》第XV部第二及第三分部向本公司披露的資料顯示，除下列由J.P. Morgan Chase & Co. 以下述方式持有的法團外，所有該等法團均由 J.P. Morgan Chase & Co. 直接或間接擁有100%控制權。

4. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, other than the following corporations which were held by J.P. Morgan Chase & Co. in the manner described below, all these corporations were controlled directly or indirectly as to 100% by J.P. Morgan Chase & Co.

法團名稱	Name of corporation	J.P. Morgan Chase & Co. 直接或間接持有權益百分比 Percentage interest (direct or indirect) held by J.P. Morgan Chase & Co.
Robert Fleming Asset Management Ltd.	Robert Fleming Asset Management Ltd.	95.96%
Robert Fleming Holdings Ltd.	Robert Fleming Holdings Ltd.	96.00%
JF Asset Management Limited	JF Asset Management Limited	99.99%
J.P. Morgan Securities Ltd.	J.P. Morgan Securities Ltd.	90.00%
J.P. Morgan Capital Holdings Ltd.	*J.P. Morgan Capital Holdings Ltd.*	72.72%

控股股東之強制履行責任

根據一項貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份（不論直接或透過其附屬公司間接持有有關權益）。於二零零四年十二月三十一日，該等須於三年內悉數償還之備用額總額為港幣3,000,000,000元，已經全數動用。

Specific Performance Obligations on Controlling Shareholder

According to a loan agreement, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 31 December 2004, the amount of such facility was HK$3,000 million and was fully drawn down. Such facility is wholly repayable within three years.

董事之服務合約

董事概無與本公司或其任何附屬公司簽訂任何僱用公司不可於一年內免付補償（法定補償除外）而予以終止之服務合約。

Directors' Service Contracts

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

董事之合約權益

本公司董事並無在本公司、其附屬公司、其控股公司或其母公司集團之附屬公司所訂立，且於年結日或本年度內任何時間仍然生效之任何重大合約上，直接或間接擁有任何重大權益。

Directors' Interest in Contracts

No contracts of significance to which the Company, its subsidiaries, its holding companies or its fellow subsidiaries were a party and in which a director of the Company had a material interest, either directly or indirectly, subsisted at the end of the year or at any time during the year.

關連交易

1. 於二零零四年五月三十一日，本公司全資附屬公司 China Resources Supermarket (BVI) Company Limited 與目標公司的一個主要股東江蘇省果品食雜總公司訂立一項收購協議，以代價人民幣310,000,000元（約相當於292,500,000港元）收購本公司一間非全資附屬公司蘇果超市有限公司（「蘇果」）24.25%股權。收購事項後，蘇果將由本集團擁有73.50%。

Connected Transactions

1. On 31 May 2004, China Resources Supermarket (BVI) Company Limited, a wholly owned subsidiary of the Company, entered into an agreement with 江蘇省果品食雜總公司 Jiangsu Foodstuff Co., Ltd, a substantially shareholder of the target company, for the acquisition of a 24.25% equity interest in 蘇果超市有限公司 Suguo Supermarket Co., Ltd. ("Suguo"), a non-wholly owned subsidiary of the Company, for a consideration of RMB310,000,000 (approximately HK$292,500,000). Following the acquisition, Suguo became 73.50% owned by the Company.

代價乃經公平磋商後釐定，並已計及香港及中國內地連鎖店業內可資比較公司及交易的成交倍數，以及蘇果的業務前景。此項現金代價將由內部資源撥付。

The consideration was arrived at after arm's length negotiations and had taken into account trading multiples of comparable companies and transactions in the retail chain industry in Hong Kong and in the Chinese Mainland, and the business prospects of Suguo. The consideration was settled in cash through internal sources of fund.

蘇果為現時中國江蘇省最大型超市連鎖店的經營商。本集團因收購事項而可進一步增長其實力，以加強與供應商的關係，而本集團於江蘇省的供應鏈亦將更具效率，並可擴大分銷網絡及有效利用該網絡。

Suguo is currently the largest supermarket chain operator in Jiangsu province, the eastern part of the Chinese Mainland. As a result of the Acquisition, the Group can further increase its ability to strengthen its position with its suppliers and the Group's supply chain in Jiangsu Province can become more efficient and the distribution network can be expanded and better utilized.

2. 於二零零四年八月二日，本集團兩家全資附屬公司華潤超級市場(蘇州)有限公司及上海華潤萬家江灣超市有限公司，分別就(i)於蘇州廣濟路興建一幢四層高多功能大樓；及(ii)於上海逸仙路興建一幢四層高社區購物中心，與本集團之一間控股公司華潤股份有限公司(「華潤股份公司」)的間接全資附屬公司華潤建築有限公司(「華潤建築」)訂立合同，聘請其為承包商，代價分別為人民幣29,750,000元(約相當於28,100,000港元)及人民幣50,000,000元(約相當於47,200,000港元)。

2. On 2 August 2004, China Resources Supermarket (Suzhou) Co., Ltd. 華潤超級市場(蘇州)有限公司 and Shanghai CR Vanguard (Jiangwan) Supermarket Co., Ltd, 上海華潤萬家江灣超市有限公司 both being wholly-owned subsidiaries of the Company, has respectively entered into two contracts with China Resources Construction Corp. 華潤建築有限公司("CRC") , an indirect wholly-owned subsidiary of China Resources Co., Limited 華潤股份有限公司 ("China Resources Company"), a holding company of the Company, as the contractor for the construction of: (i) a four-storey multi-function building in Guangji Lu (廣濟路), Suzhou; and (ii) a four-storey community shopping mall in Yixian Lu (逸仙路), Shanghai, for the respective consideration of RMB29,750,000 (equivalent to approximately HK$28,100,000) and RMB50,000,000 (equivalent to approximately HK$47,200,000).

合同乃根據本集團的邀請招標程序而訂立。經審慎考慮所提交的各份標書(包括投標價、工期、聘用之技術專才、公司規模及聲譽)，最後華潤建築獲選為此等工程的承包商。

The contracts were entered into pursuant to invitation for tenders by the Group and CRC was chosen as the contractor for these various projects after careful consideration of the respective tenders submitted (including the bid prices, delivery schedules, technical expertise, size and reputation).

3. 於二零零四年九月九日，本集團全資附屬公司華潤輕紡投資發展有限公司(「華潤輕紡」)與目標公司的一個主要股東山東魯信國際經濟股份有限公司訂立一項收購協議，以代價3,600,400美元(約相當於28,100,000港元)，收購集團持有75%的附屬公司煙臺華潤錦綸有限公司(「華潤錦綸」)的其餘25%股權。

3. On 9 September 2004, China Resources Light Industries and Textiles Investment & Development Company Limited 華潤輕紡投資發展有限公司("CR Textile"), a wholly-owned subsidiary of the Company, entered into an acquisition agreement with Shangdong Lu Xin International Economic Co., Ltd. 山東魯信國際經濟股份有限公司, a substantially shareholder of the target company, for the acquisition of the remaining 25% equity interest in Yantai CRC Nylon Company Ltd. ("CRC Nylon") 煙臺華潤錦綸有限公司, a 75% subsidiary of the Company, for a consideration of US$3,600,400 (equivalent to approximately about HK$28,100,000).

代價乃經公平磋商後釐定，並已計及於香港及中國內地類似企業的交易倍數，以及華潤錦綸於二零零三年十二月三十一日的經審核綜合資產淨值和華潤錦綸未來可能取得的稅項優惠。

The consideration was arrived at after arm's length negotiations and had taken into account trading multiples of comparable companies in Hong Kong and in the Chinese Mainland and the audited consolidated net assets value of CRC Nylon as at 31 December 2003 and the potential future tax incentive available to CRC Nylon.

進行收購事項有助把華潤錦綸的管理和營運與集團內其他成員公司合併集中處理，另外，可以更加有效地共享資源、交流技術竅門，此等因素均有助減省輕紡業務的整體營運和生產成本。

4. 於二零零四年十二月三日，本公司與華潤集團及華潤股份公司訂立一項有條件收購協議，以代價港幣660,300,000元收購其於致力投資有限公司、彩裕投資有限公司及穩信投資有限公司（統稱「三家BVI公司」）擁有的全部100%權益。有關的收購代價將由本公司配發及發行57,971,905股新股（「代價股份」）支付。三家BVI公司已於二零零四年十二月三日分別與華潤股份公司相關成員及其附屬公司（「華潤公司集團」）另行簽訂有條件收購協議，在該等協議完成後，三家BVI公司將會成為下列各項的合法及實益擁有人：

   (i) 華潤萬家集團及華潤萬佳集團（「華潤萬家業務」）的35%權益；

   (ii) 相關股東貸款人民幣35,000,000元（約相當於港幣32,900,000元）；及

   (iii) 蘇果的11.5%權益。

   收購事項後，華潤萬家業務將由本集團全資擁有，而蘇果將由本公司擁有85%，其餘15%由獨立第三方江蘇省果品食雜總公司所擁有。

   代價乃經公平磋商釐定，並已計及香港及中國連鎖店業內可資比較公司及交易的成交倍數，以及華潤萬家業務及蘇果的業務前景。

   收購事項後，本集團將可進一步統一管理職能、減低行政費用、按業態加強管理，及強化與供應商之關係。收購事項亦可加快華潤萬家業務及蘇果集團的整合，使本集團於廣東省及江蘇省的供應鏈變得更有效率，銷售網絡亦可隨之擴大及更有效地得以運用。

The acquisition facilitated to centralize the management and operations of CRC Nylon with other members of the Group. This, coupled with more efficient sharing of resources and technical know-how, will reduce the overall operational and production costs of the textile operation.

4. On 3 December 2004, the Company entered into a conditional acquisition agreement with CRH and China Resources Company for the acquisition of its 100% equity interest in the Aiming Investments Limited, Wealth Choice Investments Limited and Surefaith Investments Limited (collectively "BVI Companies") for a total consideration of HK$660,300,000 which will be satisfied by the allotment and issue of 57,971,905 new shares ("Consideration shares") in the Company. The BVI Companies had entered into separate conditional acquisition agreements on 3 December 2004 with the relevant member of the China Resources Company and its subsidiaries ("China Resources Company Group"), whereby they would, on completion of such agreements, become the legal and beneficial owners of:

   (i) the 35% equity interest in China Resources Vanguard Group and China Resources Wan Jia Group ("the CR Vanguard Business");

   (ii) a related shareholders' loan of RMB35,000,000 (equivalent to approximately HK$32,900,000); and

   (iii) the 11.5% equity interest in Suguo.

   After the acquisition, the CR Vanguard Business would be wholly owned by the Group and Suguo would be 85% owned by the Company with the remaining 15% being owned by (Jiangsu Foodstuffs Co., Ltd.) 江蘇省果品食雜總公司, an independent third party.

   The consideration was arrived at after arm's length negotiations and had taken into account trading multiples of comparable companies and transactions in the retail chain industry in Hong Kong and in the Chinese Mainland, and the business prospects of the CR Vanguard Business and the Suguo Group.

   As a result of the acquisition, the Group could further centralize the management functions, reduce administrative expenses, promote management by store format and strengthen its position with its suppliers. Also, it would accelerate the integration between the CR Vanguard Business and the Suguo Group so that the Group's supply chain in the Guangdong Province and Jiangsu Province could become more efficient and the distribution network could be further expanded and better utilized.

收購事項分別經由股東於二零零五年一月批准及經由中華人民共和國商務部於二零零五年三月批准。預期交易將於二零零五年第二季完成。

The acquisition was approved by shareholders in January 2005 and the Ministry of Commerce of the People's Republic of China in March 2005. The transaction is expected to be completed in the second quarter of 2005.

5. 年內，若干附屬公司，即 China Resources Petrochems Investments Ltd.（「CRPIL」）及其附屬公司、Fresh Concepts International Limited（「FCI」）及其附屬公司、五豐行有限公司（「五豐行」）及其附屬公司、華潤超級市場（香港）有限公司（「華潤超市」）及其附屬公司、China Resources Logistics (BVI) Limited 及其附屬公司（「華潤物流」）、百適企業有限公司「百適」、沙田冷倉有限公司（「沙田冷倉」）、華潤輕紡及其附屬公司及勝暉投資有限公司（「勝暉」）曾與關連人士進行若干交易。本公司獨立非執行董事已審閱該等交易，並確認：

   (甲) 有關交易乃於本集團一般及日常業務範圍內訂立；

   (乙) 該等交易乃按一般商業條款及按公平原則訂立，以及（倘適用）按照該等交易所屬協議之條款訂立，或在無該協議下，按不遜於提供予獨立第三者或獨立第三者所提供之條款訂立；

   (丙) 訂立該等交易所按條款對本公司股東而言屬公平合理；及

   (丁) 各項有關交易之總值並未超逾聯交所所授豁免權內所註明各項有關限額。

   此等交易之詳情茲概述如下：

5. During the year, certain subsidiaries, namely China Resources Petrochems Investments Ltd. ("CRPIL") and its subsidiaries, Fresh Concepts International Limited ("FCI") and its subsidiaries, Ng Fung Hong Limited ("NFH") and its subsidiaries, China Resources Supermarket (Hong Kong) Company Limited ("CRS") and its subsidiaries, China Resources Logistics (BVI) Limited and its subsidiaries ("CR Logistics"), Pak Sik Enterprises Limited ("PS"), Sha Tin Cold Storage Company Limited ("STCS"), CR Textile and its subsidiaries and Harvest Fair Investment Limited ("Harvest Fair") conducted certain transactions with connected parties. The independent non-executive directors of the Company have reviewed these transactions and confirmed that:

   (a) the transactions have been entered into in the ordinary and usual course of business of the Group;

   (b) the transactions have been entered into on normal commercial terms, and on arm's length basis and, where applicable, in accordance with the terms of the agreements governing such transactions or, where there is no such agreement, on terms no less favourable than terms available to or from independent third parties;

   (c) the transactions have been entered into on terms that are fair and reasonable so far as shareholders of the Company are concerned; and

   (d) the aggregate value of the respective transactions do not exceed the respective maximum amounts as specified in the wavier granted by the Stock Exchange.

   Details of these transactions are summarised as follows:

		港幣千元 HK$'000
百適及沙田冷倉	**PS and STCS**	
向母公司集團之附屬公司提供倉貯服務	Provision for godown and storage services to fellow subsidiaries	173

		港幣千元 HK$'000
華潤物流	**CR Logistics**	
根據倉儲管理協議及設施管理協議	Transaction under godown management agreement and facilities management agreement	
— 向一間控股公司及母公司集團之一間附屬公司收取服務費	— Receipt of service fee from a holding company and a fellow subsidiary	223,990
— 向一間控股公司及母公司集團之一間附屬公司支付月費	— Payment of monthly fee to a holding company and a fellow subsidiary	30,000
五豐行及華潤超市	**NFH and CRS**	
向中國水產銷售食品(附註1)	Sales of foodstuffs to CNFC (note 1)	74,488
向母公司集團之附屬公司銷售貨品	Sales of goods to fellow subsidiaries	174
向下列公司採購食品	Purchases of foodstuffs from	
— 指定供應商(附註2)	— Designated suppliers (note 2)	
— 定額產品	— Quota products	243,204
— 非定額產品	— Non-quota products	35,121
— 母公司集團之附屬公司	— Fellow subsidiaries	7,863
向中國水產採購捕撈物品、設備及船隻之淨採購額	Net purchases of fishing supplies, equipment and vessels from CNFC	18,065
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	12,747
向中國水產支付工資	Wages paid to CNFC	139,675
向中國水產支付利息	Interest paid to CNFC	4,954
向母公司集團之一間附屬公司提供之建築服務	Provision of construction services to a fellow subsidiary	1,637
勝暉 *(附註3)*	**Harvest Fair** *(note 3)*	
由母公司集團之一間附屬公司提供之建築服務	Provision of construction services by a fellow subsidiary	829
FCI 及附屬公司	**FCI and subsidiaries**	
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	12,413
CRPIL及附屬公司	**CRPIL and subsidiaries**	
應付一間控股公司及母公司集團之一間附屬公司之儲油服務費	Tank storage services fees payable to a holding company and a fellow subsidiary	141,600
應收一間控股公司及母公司集團之一間附屬公司之儲油設施管理費	Storage facilities management fees receivable from a holding company and a fellow subsidiary	19,992
向母公司集團之一間附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to a fellow subsidiary	5,870
華潤輕紡及附屬公司	**CR Textile and subsidiaries**	
向一間控股公司及母公司集團之附屬公司銷售貨品之淨額	Net sales of merchandises to a holding company and fellow subsidiaries	30,572
向一非全資附屬公司的少數權益股東的附屬公司銷售尼龍產品	Sales of nylon products to a subsidiary of a minority shareholder of a non-wholly owned subsidiary	14,562
向母公司集團之一間附屬公司支付營業租約款項	Operating lease payments to a fellow subsidiary	6,784

附註：

1. 中國水產總公司（「中國水產」）為擁有五豐行之附屬公司 — China International Fisheries Corporation 49%少數權益之股東。

2. 供應商為本公司若干非全資附屬公司之主要股東。

3. 勝暉為本公司之非全資附屬公司，有關服務乃按照建築合約之條款提供。

Notes:

1. CNFC International Fisheries Corp. ("CNFC") is a 49% minority shareholder of China International Fisheries Corporation, a subsidiary of NFH.

2. Designated suppliers are suppliers who are substantial shareholders of non-wholly owned subsidiaries of the Company.

3. Harvest Fair is a non-wholly owned subsidiary of the Company and the services were carried out in accordance with the terms of the construction contracts.

附屬公司及聯營公司

於二零零四年十二月三十一日，各主要附屬及聯營公司之詳細資料刊載於第129頁至第139頁。

Subsidiaries and Associates

Particulars regarding the principal subsidiaries and associates as at 31 December 2004 are set out on pages 129 to 139.

本公司及附屬公司之證券交易

本公司於年內已經發行和授出購股權之詳情載於財務報告附註二十七內。

本公司或其附屬公司於本年內並無購回、出售或贖回本公司任何上市證券。

Transactions in Securities of the Company and Subsidiaries

Details of the share options issued or granted during the year by the Company are set out in note 27 to the financial statements.

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

公司管冶

除了非執行董事並無指定委任任期而需輪值退任外，本公司在本年度內一直遵守上市規則附錄十四。

在回顧年度內並經對所有董事作出特定查詢後，本公司確認，所有董事已遵守上市規則附錄十所載規定標準，採納有關董事進行證券交易的行為守則。

Corporate Governance

The Company has complied throughout the year with Appendix 14 to the Listing Rules except that non-executive directors have no set term of office but retire from office on a rotational basis.

During the year under review and having made specific enquiry of all Directors, the Company confirmed that all Directors have complied with the required standard set out in Appendix 10 to Listing Rules as the code of conduct regarding securities transactions by the Directors.

公眾持股量

就可提供本公司之公開資料及本公司董事所知，於本報告日，本公司已發行股份有足夠並不少於上市規則規定25%之公眾持股量。

Public Float

Based on the information that is publicly available to the Company and within the knowledge of its Directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

主要客戶及供應商

本年度內，本集團五大供應商應佔之總購貨額及本集團五大客戶應佔之總營業額分別少於本集團購貨總值及營業總額之30%。

Major Customers and Suppliers

During the year, the respective percentage of the aggregate purchases attributable to the Group's five largest suppliers and the aggregate turnover attributable to the Group's five largest customers was less than 30% of the Group's total value of purchases and total turnover.

核數師

德勤 • 關黃陳方會計師行將於應屆股東週年大會任滿告退，並具資格備聘再任。

Auditors

Messrs. Deloitte Touche Tohmatsu will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

承董事局命
董事總經理
陳樹林

香港，二零零五年四月八日

On behalf of the Board
CHEN SHULIN
Managing Director

Hong Kong, 8 April 2005

Deloitte.
德勤

致華潤創業有限公司全體股東
(於香港註冊成立之有限公司)

本核數師行已完成審核載於第73至第139頁按照香港普通採納之會計原則編製之財務報告。

董事及核數師之個別責任

公司條例規定董事須編製真實與公平之財務報告。在編製該等財務報告時，董事必須選擇及貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立意見，並按照公司條例第141條的規定，只向整體股東報告。除此以外，本行的報告不可用作其他用途。本行概不就本報告之內容，對任何其他人士負責或承擔法律責任。

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告內所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時作出之重大估計和判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為上述的財務報表均真實與公平地反映　貴集團與及　貴公司於二零零四年十二月三十一日之財政狀況及　貴集團截至該日止年度之溢利及現金流量，並已按照公司條例妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零五年四月八日

TO THE SHAREHOLDERS OF CHINA RESOURCES ENTERPRISE, LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 73 to 139 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2004 and of the profit and cash flows of the Group for year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 8 April 2005

		附註 Notes	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
營業額	Turnover	3	**47,078,103**	34,655,172
銷售成本	Cost of sales		**(39,317,104)**	(28,120,003)
毛利	Gross profit		**7,760,999**	6,535,169
其他收益	Other revenue	4	**903,229**	358,929
銷售及分銷費用	Selling and distribution expenses		**(4,443,639)**	(3,642,407)
一般及行政費用	General and administrative expenses		**(2,108,417)**	(1,714,787)
經營溢利	Profit from operations		**2,112,172**	1,536,904
財務成本	Finance costs	5	**(295,464)**	(225,461)
應佔一間共同控制實體業績	Share of results of a jointly controlled entity		**741**	184,938
應佔聯營公司業績	Share of results of associates		**495,290**	484,686
除稅前溢利	Profit before taxation	6	**2,312,739**	1,981,067
稅項	Taxation	10	**(370,544)**	(254,997)
除稅後溢利	Profit after taxation		**1,942,195**	1,726,070
少數股東權益	Minority interests		**(338,946)**	(270,893)
股東應佔溢利	Profit attributable to shareholders		**1,603,249**	1,455,177
每股盈利	Earnings per share	12		
基本	Basic		**HK$0.76**	HK$0.70
攤薄	Diluted		**HK$0.74**	HK$0.69

綜合資產負債表
Consolidated Balance Sheet

於二零零四年十二月三十一日 At 31 December 2004

		附註 Notes	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	13	**19,215,056**	14,820,474
無形資產	Intangible assets	14	**2,528,460**	1,548,261
於一間共同控制實體之權益	Interest in a jointly controlled entity		**55,642**	54,901
於聯營公司之權益	Interests in associates	16	**1,541,257**	1,815,989
其他投資	Other investments	17	**128,612**	164,780
預付款項	Prepayments	18	**959,920**	458,400
遞延稅項資產	Deferred taxation assets	25	**167,192**	141,379
			24,596,139	19,004,184
流動資產	**Current assets**			
存貨	Stocks	19	**5,069,792**	4,303,823
貿易及其他應收款項	Trade and other receivables	20	**4,861,642**	4,192,122
可退回稅項	Taxation recoverable		**16,163**	25,775
已質押銀行存款	Pledged bank deposits		**—**	3,454
現金及銀行結存	Cash and bank balances		**4,798,592**	3,783,264
			14,746,189	12,308,438
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	21	**(8,555,640)**	(6,914,248)
短期貸款	Short term loans	23	**(2,981,994)**	(2,458,493)
應付稅項	Taxation payable		**(182,123)**	(155,417)
			(11,719,757)	(9,528,158)
流動資產淨值	**Net current assets**		**3,026,432**	2,780,280
總資產減流動負債	**Total assets less current liabilities**		**27,622,571**	21,784,464
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	24	**(6,797,211)**	(4,184,715)
遞延稅項負債	Deferred taxation liabilities	25	**(232,139)**	(298,414)
			20,593,221	17,301,335
少數股東權益	**Minority interests**	26	**(4,811,653)**	(3,858,801)
			15,781,568	13,442,534
資本及儲備	**Capital and reserves**			
股本	Share capital	27	**2,123,009**	2,089,728
儲備	Reserves	28	**13,658,559**	11,352,806
			15,781,568	13,442,534

宋林 **SONG LIN**
董事 Director

陳普芬 **CHAN PO FUN, PETER**
董事 Director

資產負債表

		附註 Notes	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	13	**57,445**	59,408
於附屬公司之權益	Interests in subsidiaries	15	**15,350,711**	13,691,693
			15,408,156	13,751,101
流動資產	**Current assets**			
貿易及其他應收款項	Trade and other receivables	20	**31,143**	148,496
現金及銀行結存	Cash and bank balances		**791,654**	158,701
			822,797	307,197
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	21	**(268,283)**	(184,821)
應付税項	Taxation payable		**(7,758)**	(18,862)
			(276,041)	(203,683)
流動資產淨值	**Net current assets**		**546,756**	103,514
總資產減流動負債	Total assets less current liabilities		**15,954,912**	13,854,615
非流動負債	**Non-current liabilities**			
遞延税項負債	Deferred taxation liabilities	25	**(291)**	(450)
			15,954,621	13,854,165
資本及儲備	**Capital and reserves**			
股本	Share capital	27	**2,123,009**	2,089,728
儲備	Reserves	28	**13,831,612**	11,764,437
			15,954,621	13,854,165

宋林 **SONG LIN**
董事 Director

陳普芬 **CHAN PO FUN, PETER**
董事 Director

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零四年十二月三十一日止年度 For the year ended 31 December 2004

		附註 Notes	二零零四年 **2004** 港幣千元 **HK$'000**	二零零三年 2003 港幣千元 HK$'000
經營活動之現金流量	**Cash flows from operating activities**			
經營所得之現金	Cash generated from operations	29A	**3,073,349**	1,499,204
已付香港利得稅	Hong Kong Profits Tax paid		**(118,429)**	(137,836)
已付中國內地所得稅	Chinese Mainland income tax paid		**(175,559)**	(81,945)
已付海外利得稅	Overseas profits tax paid		**(7,532)**	(10,749)
退還香港利得稅	Hong Kong Profits Tax refunded		**7,902**	5,468
經營活動之現金流入淨額	**Net cash inflow from operating activities**		**2,779,731**	1,274,142
投資活動之現金流量	**Cash flows from investing activities**			
出售固定資產所得款項	Proceeds from disposal of fixed assets		**242,485**	57,401
已收一間共同控制實體股息	Dividends received from a jointly controlled entity		**—**	183,770
已收聯營公司股息	Dividends received from associates		**413,823**	1,145,110
已收其他投資股息	Dividends received from other investments		**4,357**	8,507
已收利息	Interest received		**76,809**	65,394
購入固定資產	Purchase of fixed assets		**(2,349,511)**	(1,788,215)
租金訂金款項	Prepayment for rental deposit		**(53,667)**	—
出售／分拆附屬公司（減除出售後流出之現金及現金等值）	Disposal of subsidiaries/spin-off of a subsidiary (net of cash and cash equivalent disposed of)	29B	**—**	(233,359)
出售聯營公司	Disposal of associates		**33,422**	6,911
收購附屬公司／業務（減除收購所得之現金及現金等值）	Acquisition of subsidiaries/business (net of cash and cash equivalents acquired)	29C	**(1,206,360)**	(120,351)
增購附屬公司權益	Acquisition of additional interests in subsidiaries		**(353,412)**	(203,191)
聯營公司還款／（所獲墊款）	Net repayment from/(advances to) associates		**200,518**	(766,631)
購入其他投資	Purchase of other investments		**—**	(31,579)
出售其他投資	Disposal of other investments		**59,531**	—
預付購入聯營／附屬公司權益款項	Prepayment of purchase of interests in associates/subsidiaries		**(582,253)**	(112,800)
銀行存款質押作為短期銀行貸款之抵押	Bank deposits pledged for short term bank loans		**3,454**	30,194
購入無形資產	Purchase of intangible assets		**(396)**	(77,080)
用於投資活動之淨現金	**Net cash used in investing activities**		**(3,511,200)**	(1,835,919)

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
融資活動之現金流量	**Cash flows from financing activities**		
已付股息	Dividends paid	**(526,297)**	(478,750)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries	**(147,795)**	(165,169)
已付融資租約費用	Finance lease charges paid	**(1,162)**	(1,162)
已付利息	Interest paid	**(187,972)**	(136,794)
發行普通股所得款項	Net proceeds from issue of ordinary shares	**263,858**	67,161
自銀行及其他借貸所得款項	Proceeds from bank and other borrowings	**8,481,585**	5,007,188
償還銀行及其他借貸	Repayment of bank and other borowings	**(6,848,974)**	(4,257,446)
融資租賃付款之資本部份	Capital elements of finance lease rental payment	**(7,264)**	(7,786)
少數股東注資	Contribution from minority shareholders	**717,879**	427,219
融資活動之流入現金	**Net cash inflow from financing activities**	**1,743,858**	454,461
淨現金及現金等值增加／(減少)	**Net increase/(decrease) in cash and cash equivalents**	**1,012,389**	(107,316)
滙率調整之影響	Effect on foreign exchange rate changes	**2,980**	(17,078)
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**3,783,214**	3,907,608
於十二月三十一日之現金及現金等值	**Cash and cash equivalents at 31 December**	**4,798,583**	3,783,214
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**		
現金及銀行結存	Cash and bank balances	**4,798,592**	3,783,264
銀行透支	Bank overdrafts	**(9)**	(50)
		4,798,583	3,783,214

綜合股東權益變動表

Consolidated Statement of Changes in Equity

截至二零零四年十二月三十一日止年度 For the year ended 31 December 2004

		股本 Share capital 港幣千元 HK$'000	股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	滙兌儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
滙率調整	Exchange rate adjustments	—	—	—	—	202	—	—	202
未於綜合損益表內確認之溢利淨額	Net gains not recognised in the consolidated profit and loss account	—	—	—	—	202	—	—	202
行使購股權	Exercise of share options	33,281	230,838	—	—	—	—	—	264,119
發行股份費用	Share issue expenses	—	(261)	—	—	—	—	—	(261)
重估盈餘	Surplus on revaluation	—	—	—	992,760	—	—	—	992,760
因出售聯營公司之調撥	Released due to disposal of associates	—	—	418	—	4,844	—	—	5,262
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	1,603,249	1,603,249
股息	Dividends	—	—	—	—	—	—	(526,297)	(526,297)
轉撥	Transfer	—	—	—	—	—	11,047	(11,047)	—
股東權益變動淨額	Net changes in equity	33,281	230,577	418	992,760	5,046	11,047	1,065,905	2,339,034
於二零零四年一月一日之結餘	Balance at 1 January 2004	2,089,728	10,406,273	(5,655,050)	—	3,993	33,096	6,564,494	13,442,534
於二零零四年十二月三十一日之結餘	Balance at 31 December 2004	2,123,009	10,636,850	(5,654,632)	992,760	9,039	44,143	7,630,399	15,781,568
滙率調整	Exchange rate adjustments	—	—	—	—	(4,033)	—	—	(4,033)
未於綜合損益表內確認之虧損淨額	Net losses not recognised in the consolidated profit and loss account	—	—	—	—	(4,033)	—	—	(4,033)
行使購股權	Exercise of share options	9,323	57,900	—	—	—	—	—	67,223
發行股份費用	Share issue expenses	—	(62)	—	—	—	—	—	(62)
因出售／分拆附屬公司之調撥	Released due to disposal of/spin-off of a subsidiary	—	—	120,777	—	9	—	628,778	749,564
因出售一間聯營公司之調撥	Released due to disposal of an associate	—	—	—	—	(201)	(2)	2	(201)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	1,455,177	1,455,177
股息	Dividends	—	—	—	—	—	—	(1,763,910)	(1,763,910)
轉撥	Transfer	—	—	—	—	—	19,498	(19,498)	—
股東權益變動淨額	Net changes in equity	9,323	57,838	120,777	—	(4,225)	19,496	300,549	503,758
於二零零三年一月一日之結餘	Balance at 1 January 2003	2,080,405	10,348,435	(5,775,827)	—	8,218	13,600	6,263,945	12,938,776
於二零零三年十二月三十一日之結餘	Balance at 31 December 2003	2,089,728	10,406,273	(5,655,050)	—	3,993	33,096	6,564,494	13,442,534

財務報告附註

一. 一般事項

甲 最終控股公司

本公司乃一間於香港註冊成立之上市公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。董事認為於二零零四年十二月三十一日的最終控股公司是一間於中國內地成立的公司—中國華潤總公司(「中國華潤」)。

本公司之主要業務是物業投資及投資控股，其主要附屬公司及聯營公司之業務載於第129頁至第139頁。

乙 財務報告編製基準

財務報告乃遵照截至二零零四年十二月三十一日止年度之香港普遍採納之會計準則而編製。除下文附註二主要會計政策特別指明外，財務報告乃根據過往成本慣例編製。

丙 近期頒佈的會計準則產生的潛在影響

於二零零四年，香港會計師公會(「香港會計師公會」)頒佈多項新訂及經修訂的香港財務報告準則及香港會計準則(「新訂香港財務報告準則」)，適用於二零零五年一月一日或之後開始的會計期間。

本集團並未提前採納該等新訂香港財務報告準則以編製截至二零零四年十二月三十一日止年度的財務報表。本集團現正就該等新訂香港財務報告準則所構成的影響進行評估，就目前所能認定，香港會計準則第40號將造成以下重大影響：

香港會計準則第40號規定投資物業重估之收益及虧損須於當年度綜合損益表內反映，而並非於本集團物業估值儲備內反映。新訂香港財務報告準則亦規定該等收益及虧損須計入遞延税項。

截至二零零四年十二月三十一日止年度，採納該處理手法將增加本集團已呈報的股東應佔溢利約八億港元，即代表年內由物業估值儲備轉撥至綜合損益表並扣除遞延税項所致。

1. General

A Ultimate holding company

The Company is a public company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors regard the ultimate holding company as at 31 December 2004 to be China Resources National Corporation ("CRNC"), a company established in the Chinese Mainland.

The principal activities of the Company are property investment and investment holding, and the activities of its principal subsidiaries and associates are shown on pages 129 to 139.

B Basis of preparation of the financial statements

The financial statements for the year ended 31 December 2004 have been prepared in accordance with accounting principles generally accepted in Hong Kong. Save as specified in the principal accounting policies as set out in note 2, the financial statements have been prepared under the historical cost convention.

C Potential impact arising from the recently issued Accounting Standards

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group is in the process of making an assessment of the impact of these new HKFRSs and has so far identified that the adoption of HKAS 40 will have significant effects as set out below:

HKAS 40 requires surpluses and deficits arising on the revaluation of investment properties to be reflected in the consolidated profit and loss account for the year rather than in the Group's property valuation reserve. The new HKFRSs also require deferred taxation to be calculated on these surpluses and deficits.

For the year ended 31 December 2004, the adoption of this treatment would have resulted in an increase in the Group's reported profit attributable to shareholders by approximately HK$0.8 billion representing a transfer from property valuation reserve to the consolidated profit and loss account during the year, net of deferred tax thereon.

一. 一般事項(續)

丙 近期頒佈的會計準則產生的潛在影響(續)

本集團將繼續評估其他新香港財務報告準則的影響，因此可能出現其他重大改變。

二. 主要會計政策

甲 綜合入帳

本集團之綜合財務報告包括本公司及其全部直接及間接附屬公司之財務報告，且亦按下文附註二丙及丁所載基準將本集團於共同控制實體及聯營公司之權益一併納入計算。於本年內收購或出售之附屬公司,共同控制實體及聯營公司之業績乃由其實際收購日期起計或截至出售生效日期止(視情況而定)納入計算。

乙 附屬公司

附屬公司為本公司直接或間接持有其半數以上已發行股本或控制其半數以上投票權或本公司控制其董事局或同等監管組織組成之公司。附屬公司之投資乃按成本值減去減值虧損後於本公司資產負債表列賬。本公司按已收及應收股息計算附屬公司之業績。

丙 共同控制實體

共同控制實體乃根據合約安排而成立並持作長期投資的合營企業，本集團與其他訂約方根據合約安排而進行的經濟活動須受共同控制。綜合損益表包括年內本集團應佔該共同控制實體的業績。 在綜合資產負債表內，於共同控制實體的權益乃按本集團應佔該等實體的資產淨值，另加收購時產生的未攤銷商譽／負商譽，減任何減值虧損後列賬。

1. General (continued)

C Potential impact arising from the recently issued Accounting Standards (continued)

The Group will be continuing with the assessment of the impact of the other new HKFRSs and other significant changes may be identified as a result.

2. Principal Accounting Policies

A Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in notes 2C and 2D below. The results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate.

B Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are carried at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

C Jointly Controlled Entities

A jointly controlled entity is a joint venture held as a long term investment and a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control. The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year. In the consolidated balance sheet, interests in jointly controlled entities are stated at the Group's share of net assets of the entities plus unamortised goodwill/negative goodwill arising on acquisitions, less any impairment loss.

二. 主要會計政策(續)

丁 聯營公司

聯營公司乃指附屬公司以外，本集團可透過參與接受投資公司之財政及業務決策而對其行使重大影響力之公司。綜合損益表包括本集團年內應佔聯營公司之業績。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司資產淨值，另加附註二己所述已按有關商譽／負商譽的政策於收購時產生之未攤銷商譽／負商譽。

於本公司之資產負債表內，聯營公司之投資乃按成本值減任何減值虧損列賬。

戊 其他投資

其他投資乃指於債務和股本證券之投資，惟純粹持有作收回墊款之用途或持有作於附屬公司、聯營公司或合營企業投資之用途者除外。

其他已確定長期持有之證券投資乃按成本計算，並扣除任何減值虧損(暫時減值虧損者除外)。

其他投資(持有至到期之債務證券或已確定長期持有之證券投資除外)以公允價值計算，並連同其未變現損益包括於綜合損益表內。

己 商譽／負商譽

因綜合賬目而產生之商譽，指收購成本超逾本集團於收購日期所佔收購之附屬公司／聯營公司可予確定資產與負債之公允價值之權益差額。收購附屬公司／聯營公司而產生之負商譽，指本集團於收購時可予確定資產與負債之公允價值之權益超逾收購成本之差額。

於二零零一年一月一日前進行收購所產生之商譽乃在儲備撇銷，並將於出售有關附屬公司或聯營公司時，或在商譽被斷定為已經減值時，在綜合損益表內扣除。

2. Principal Accounting Policies (continued)

D Associates

An associate is an enterprise, not being a subsidiary, over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee. The consolidated profit and loss account includes the Group's share of the results of associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus unamortised goodwill/negative goodwill arising on acquisitions taking into effect the policy on goodwill/negative goodwill as stated in note 2F.

In the Company's balance sheet, investments in associates are stated at cost less any impairment loss.

E Other investments

Other investments are investments in debt and equity securities, except those held either solely for the purpose of recovering advances or, as investments in subsidiaries, associates or joint ventures.

Other investments which are held for an identified long-term purpose are measured at cost less any impairment loss that is other than temporary.

Other investments which are neither debt securities held-to-maturity nor securities held for an identified long-term purpose are measured at fair value, with unrealised gains or losses included in the consolidated profit and loss account.

F Goodwill/Negative goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the acquired subsidiary/an associate at the date of acquisition. Negative goodwill arising from acquisitions of subsidiaries/associates represents the excess of the Group's interest in the fair value of identifiable assets and liabilities acquired over the cost of acquisition.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be charged to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

二. 主要會計政策(續)

己 商譽/負商譽(續)

於二零零一年一月一日或之後進行收購所產生之商譽按直線法於綜合損益表攤銷，並於其估計可使用年期(即在不超過二十年之期間內)在綜合資產負債表內以成本值減去任何累計攤銷及任何減值虧損後列賬。

於二零零一年一月一日前進行收購所產生之負商譽繼續保存於儲備，並於出售有關附屬公司或聯營公司時撥入綜合損益表處理。

於二零零一年一月一日或之後進行收購所產生之負商譽，乃呈列為從資產中扣除之部份，並將會在分析過導致餘額之情況後，撥入綜合損益表處理。

倘負商譽與本集團收購計劃當中已確定預期會於未來出現之虧損及開支有關，並能可靠地計算時(但並非為於收購日期之可確定負債)，則該部份的負商譽會於未來虧損及開支在綜合損益表確認時在綜合損益表確認。任何其餘負商譽如不超過所收購之非貨幣資產之公允價值，會於該等所購入可予確定應計折舊資產的餘下加權平均可使用年限內在綜合損益表確認。負商譽如超逾該等非貨幣資產之公允價值，會即時在綜合損益表內確認。

庚 固定資產

(甲) *投資物業*

投資物業乃建築工程經已完成並因其投資潛力而持有之土地及樓宇權益，任何租金收入乃按公平原則磋商釐定。該等物業乃以每年之專業估值所得之公開市值列賬。

2. Principal Accounting Policies (continued)

F Goodwill/Negative goodwill (continued)

Goodwill arising on acquisitions on or after 1 January 2001 is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life of not more than twenty years and is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as a deduction from assets and will be released to the consolidated profit and loss account based on an analysis of the circumstances from which the balance resulted.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the consolidated profit and loss account when the future losses and expenses are recognised in the consolidated profit and loss account. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the remaining weighted average useful life of those identifiable acquired depreciable assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the consolidated profit and loss account immediately.

G Fixed Assets

(a) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work has been completed and which are held for their investment potential, any rental income being negotiated at arm's length. Such properties are stated at their open market value on the basis of an annual professional valuation.

二. 主要會計政策（續）

庚 固定資產（續）

（甲） *投資物業（續）*

估值最少每隔三年由獨立估值師進行一次，而其間年份，每年則由本集團具專業資格之行政人員進行評估。投資物業價值之變動乃撥作物業重估儲備之變動處理。倘此項儲備之總額不足以抵銷整個投資物業組合之虧絀，則不足之數自損益表中扣除。倘虧絀已於過往損益表中扣除，但其後出現重估盈餘時，則將已扣除之虧絀部份從此項盈餘中撥入損益表內。在出售重估投資物業時，有關之重估盈餘則轉入損益表內。

本公司概無為以未屆滿年期超過二十年之租約持有之投資物業作折舊準備。

（乙） *在建工程*

用作生產、租用或行政用途或尚未決定用途之在建物業、廠房及設備均以成本值減累計減值虧損（如有）列賬。成本包括所有建築支出、專業費用、撥充資本之借貸成本以及該項目之其他有關直接費用。

在工程竣工前和建築成本轉入有關之固定資產之類別前，本公司概不會為在建工程作任何折舊準備。

2. Principal Accounting Policies (continued)

G Fixed Assets (continued)

(a) *Investment properties* (continued)

The valuations are carried out at intervals of not more than three years by independent valuers and in each of the intervening years, valuations are undertaken by professionally qualified executives of the Group. Changes in the value of investment properties are dealt with as movements in the property valuation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged. Upon sale of a revalued investment property, the revaluation surplus is transferred to the profit and loss account.

No depreciation is provided for investment properties which are held on leases with an unexpired term of more than twenty years.

(b) *Construction in progress*

Properties, plant and equipment in the course of construction for production, rent or administrative purposes or for purposes not yet determined, are carried at cost less accumulated impairment losses, if any. Cost includes all construction expenditure, professional fees, borrowing costs capitalised and other relevant expenses directly attributable to such projects.

No provision for depreciation is made on construction in progress until such time when construction work is complete and the costs of construction are transferred to the appropriate category of fixed assets.

二. 主要會計政策(續)

庚 固定資產(續)

(丙) *其他固定資產*

投資物業及在建工程以外之固定資產按成本值減折舊及累計減值虧損(如有)列賬。

其他固定資產之折舊乃在計入其估計剩餘價值後,按其估計可使用年期以直線法攤銷其資產成本。所採用之估計年期如下:

(丁) *固定資產之減值*

於各結算日,為評估是否有跡象顯示投資物業以外的固定資產已經減值,內部及外來之有關資料均會列入考慮。倘若出現此等跡象,有關資產的可收回數額會予以估計,並(如有關)確認減值虧損,以將該項資產撇減至其可收回數額。該項減值虧損會在損益表確認。

倘於其後撥回減值虧損,則該項資產的賬面值會增加至經修訂的估計可收回數額,惟該項減值撥回數額不得超過該項資產於過往年度並無確認減值虧損所計算的賬面值。減值虧損撥回乃在確認撥回數額的年度計入損益表。

2. Principal Accounting Policies (continued)

G Fixed Assets (continued)

(c) *Other fixed assets*

Fixed assets other than investment properties and construction in progress are stated at cost less depreciation and accumulated impairment losses, if any.

Depreciation of other fixed assets is provided to write off the cost of the assets over their estimated useful lives and after taking into account their estimated residual values, using the straight line method. The estimated useful lives are as follows:

土地 Land	按剩餘租賃期攤銷 Over the unexpired term of lease
樓宇 Buildings	20至50年 20 to 50 years
租賃物業裝修 Leasehold improvements	按3至10年或按剩餘租賃年期兩者中較短者 3 to 10 years or over the unexpired term of lease, whichever is shorter
船隻 Vessels	5至15年 5 to 15 years
冷倉設備 Cold storage facilities	10年 10 years
機器設備 Plant and machinery	5至25年 5 to 25 years
傢俬及設備 Furniture and equipment	3至10年 3 to 10 years
汽車 Motor vehicles	3至8年 3 to 8 years

(d) *Impairment of fixed assets*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

二. 主要會計政策（續）

辛 租賃

（甲）*融資租約*

根據本集團享有絕大部份回報及自負風險之融資租約及租購合約而購買之資產，視作自置資產入賬，及將相等於成本值之數額列作固定資產及融資租約承擔，並按本集團折舊政策計提折舊。付予出租人之款項包括本金及利息，而利息則在損益表中扣除。

（乙）*營業租約*

融資租約以外的其他所有租賃均視作營業租約入賬。

營業租約之租金收入或開支在個別租約的租約期以直線法在損益表確認，除非有另一基準更能代表用戶得益的時間模式，則作別論。

壬 無形資產

無形資產乃以成本值列賬，並以直線法按其可用年期攤銷。當資產可供使用時，即開始予以攤銷。無形資產的估計可使用年期如下：

2. Principal Accounting Policies (continued)

H Leases

(a) *Finance leases*

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the risks and rewards incident to ownership are accounted for as if purchased whereby an amount equivalent to cost is recorded as fixed assets and as obligations under finance leases. Depreciation is provided in accordance with the Group's depreciation policy. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to profit and loss account.

(b) *Operating leases*

All leases other than finance leases are accounted for as operating leases.

Rental income or expense arising from operating leases is recognised in the profit and loss account on a straight line basis over the periods of the respective leases except where an alternative basis is more representative of the time pattern of the user's benefit.

I Intangible assets

Intangible assets are stated at cost and are amortised on the straight line method over their useful lives. Amortisation commences when the asset is availiable for use. The estimated useful lives of intangible assets are as follows:

商標 Brand names	10至20年 10 to 20 years
開發成本 Development costs	5至15年 5 to 15 years
專利權使用費 Patent Royalty	50年 50 years

凡有跡象顯示會出現減值，會隨即評估無形資產的賬面值，並將其賬面值撇減至可收回數額。

Where an indication of impairment exists, the carrying amount of intangible assets is assessed and written down immediately to their recoverable amount.

二. 主要會計政策(續)

2. Principal Accounting Policies (continued)

癸 遞延稅項

因資產負債的評稅基準與財務報告所示資產負債賬面值之間的暫時差異而引致的遞延稅項，以資產負債表法全數撥備，只有少數情況例外。遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。計算遞延稅項時，會以資產變現或負債清還所屬期間預期適用的稅率計算。

J Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with limited exceptions. Deferred taxation assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary difference can be utilised. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

子 物業存貨

物業存貨乃指待售物業。

待售物業以成本值及可變現淨值兩者中較低者列賬。可變現淨值乃經管理層參考現行市況作出之估計釐定。

K Stock of properties

Stock of properties represents properties held for sale.

Properties held for sale are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

丑 其他存貨

其他存貨包括原材料、易耗品及包裝材料、在製品及製成品。其價值乃按成本值及可變現淨值兩者中之較低者列賬。

在製品及製成品之成本包括直接原材料、直接勞工成本及適當攤分之生產費用。

成本乃按加權平均法釐定，或就零售業務而言，成本乃按先入先出基準計算。

可變現淨值乃按估計淨銷售價減所有其他之生產成本及有關市場推廣、銷售及分銷之成本而釐定。

L Other stocks

Other stocks which comprise raw materials, consumables and packing materials, work-in-progress and finished goods are stated at the lower of cost and net realisable value.

Cost of work-in-progress and finished goods comprises direct materials, direct labour and an appropriate proportion of production overheads.

Cost is determined on the weighted average method or in the case of retail business, cost is calculated on the first-in first-out basis.

Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

寅 收益確認

收益乃按已收或應收代價公平值計量，指在一般業務過程中提供商品與服務所應收的款項，扣除折讓、增值稅及其他銷售相關稅項。

銷售在交付商品及提供服務時確認；利息收入於產生時在損益表確認。

投資股息收入在收取付款的股東權利獲確定時予以確認。

M Recognition of revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

Sales are recognised upon delivery of goods and provision of services; and interest income is recognised in the profit and loss account as it accrues.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

二. 主要會計政策(續)

2. Principal Accounting Policies (continued)

卯 借貸成本

借貸成本按應計基準入賬，在發生年度的損益賬中扣除，但與購買必須一段頗長時間才能準備就緒作擬定用途或出售的資產相關的成本，則不計算在內。

為安排銀團貸款備用額和債務證券而支付的費用為遞延費用，以直線法於貸款期間內攤銷。

N Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the profit and loss account in the year incurred, except for costs related to funding of qualifying assets which are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

辰 外滙

外幣交易乃按照交易當日之滙率折算。以外幣列值之貨幣資產及負債則按結算日之滙率折算。滙兑差額列入釐定經營溢利之賬項中。

於綜合賬目時，以港元以外貨幣申報之附屬公司資產負債表上的數額乃按結算日之滙率折算為港元。以港元以外之貨幣申報之附屬公司損益表乃按全年平均滙率折算。滙兑差額乃作為儲備之變動處理。

O Foreign exchange

Transactions in foreign currencies are converted at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates of exchange ruling on the balance sheet date. Exchange differences are included in the determination of operating profit.

On consolidation, the amounts in the balance sheet of subsidiaries reported in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. The profit and loss account of subsidiaries reported in currencies other than Hong Kong dollars is translated at the average exchange rates for the year. Exchange differences are dealt with as movements on reserves.

巳 僱員福利 — 購股權計劃

當依據本公司購股權計劃向僱員授出可認購本公司股份之購股權時，於授出日期不會確認為僱員福利成本或負擔。當購股權獲行使時，股東權益按所收取款項而增加。

P Employee benefits — Share option schemes

When options are granted to employees to subscribe for shares of the Company in accordance with the Company's share option schemes, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

三. 營業額及分類資料　3. Turnover and Segment Information

		二零零四年 **2004** 港幣千元 **HK$'000**	二零零三年 2003 港幣千元 HK$'000
營業額指本公司及其附屬公司向對外客戶之銷售，包括來自下列項目之收入：	**Turnover represents sales by the Company and its subsidiaries to outside customers and comprises revenue from:**		
出售貨品	Sales of goods	**45,199,464**	33,343,100
提供服務及其他收入	Rendering of services and others	**1,611,487**	1,084,649
租金收入	Rental income	**260,842**	208,911
出售物業	Sales of properties	**6,310**	18,512
		47,078,103	34,655,172

三. 營業額及分類資料(續)

3. Turnover and Segment Information (continued)

主要申報規格 — 按業務劃分

Primary reporting format — business segments

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$'000	零售 Retail 港幣千元 HK$'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$'000	飲品 Beverage 港幣千元 HK$'000	紡織 Textile 港幣千元 HK$'000	物業 Property 港幣千元 HK$'000	投資及其他業務 Investments and Others 港幣千元 HK$'000	對銷 Elimination 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零四年十二月三十一日止年度	For the year ended 31 December 2004									
收益	REVENUE									
對外銷售	External sales	18,680,861	13,849,316	5,352,494	5,070,535	3,851,037	273,860	—	—	47,078,103
業務間銷售	Inter-segment sales	—	48,798	81,461	8,853	—	33,137	—	(172,249)	—
		18,680,861	13,898,114	5,433,955	5,079,388	3,851,037	306,997	—	(172,249)	47,078,103
其他收益	Other revenue	300,191	111,849	123,891	48,945	227,835	12,089	403	—	825,203
		18,981,052	14,009,963	5,557,846	5,128,333	4,078,872	319,086	403	(172,249)	47,903,306
分類業績	Segment result	615,851	207,680	488,793	426,458	83,310	299,739	(19,932)	—	2,101,899
未經分攤之公司支出	Unallocated corporate expenses									(67,753)
利息收入	Interest income									78,026
經營溢利	Profit from operations									2,112,172
財務成本	Finance costs									(295,464)
應佔一間共同控制實體業績	Share of results of a jointly controlled entity	741	—	—	—	—	—	—	—	741
應佔聯營公司業績淨額	Share of net results of associates	7,731	(4)	42,609	—	2,604	—	309,008	—	361,948
稅項	Taxation									(237,202)
除稅後溢利	Profit after taxation									1,942,195
於二零零四年十二月三十一日	As at 31 December 2004									
資產	ASSETS									
分類資產	Segment assets	5,715,612	7,417,501	3,682,106	9,473,418	4,186,950	5,825,941	130,249	—	36,431,777
於一間共同控制實體之權益	Interests in a jointly controlled entity	55,642	—	—	—	—	—	—	—	55,642
於聯營公司之權益	Interests in associates	27,561	(366)	544,737	—	103,762	—	865,563	—	1,541,257
遞延稅項資產	Deferred taxation assets									167,192
可退回稅項	Taxation recoverable									16,163
未經分攤之公司資產	Unallocated corporate assets									1,130,297
綜合資產總值	Consolidated total assets									39,342,328
負債	LIABILITIES									
分類負債	Segment liabilities	2,183,382	3,925,308	1,003,608	3,901,939	1,928,904	252,428	4,514	—	13,200,083
稅項負債	Taxation liabilities									414,262
未經分攤之公司負債	Unallocated corporate liabilities									5,134,762
綜合負債總值	Consolidated total liabilities									18,749,107
其他資料	OTHER INFORMATION									
資本開支	Capital expenditure	210,303	1,070,904	222,642	261,881	468,091	226,654	1,126	—	2,461,601
折舊及攤銷	Depreciation and amortisation	91,353	426,288	134,239	469,994	141,032	5,071	3,531	—	1,271,508
已確認之減值虧損	Impairment loss recognised	—	—	—	18,571	—	—	—	—	18,571

三. 營業額及分類資料（續） 3. Turnover and Segment Information (continued)

主要申報規格 — 按業務劃分（續） Primary reporting format — business segments (continued)

		石油及化學品經銷 Petroleum *and Chemical* Distribution 港幣千元 HK$'000	零售 Retail 港幣千元 HK$'000	食品加工及經銷 Food Processing *and* Distribution 港幣千元 HK$'000	飲品 Beverage 港幣千元 HK$'000	紡織 Textile 港幣千元 HK$'000	物業 Property 港幣千元 HK$'000	投資及其他業務 Investments *and* Others 港幣千元 HK$'000	對銷 Elimination 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零三年十二月三十一日止年度	**For the year ended 31 December 2003**									
收益	***REVENUE***									
對外銷售	External sales	12,565,348	9,778,516	4,744,654	3,950,167	3,201,798	234,620	180,069	—	34,655,172
業務間銷售	Inter-segment sales	—	48,612	56,810	—	—	45,256	—	(150,678)	—
		12,565,348	9,827,128	4,801,464	3,950,167	3,201,798	279,876	180,069	(150,678)	34,655,172
其他收益	Other revenue	25,040	85,369	48,499	58,711	66,552	5,186	811	—	290,168
		12,590,388	9,912,497	4,849,963	4,008,878	3,268,350	285,062	180,880	(150,678)	34,945,340
分類業績	**Segment result**	282,344	(75,690)	426,549	400,723	216,029	282,562	4,578	—	1,537,095
未經分攤之公司支出	Unallocated corporate expenses									(68,952)
利息收入	Interest income									68,761
經營溢利	Profit from operations									1,536,904
財務成本	Finance costs									(225,461)
應佔一間共同控制實體業績	Share of results of a jointly controlled entity	184,938	—	—	—	—	—	—	—	184,938
應佔聯營公司業績淨額	Share of net results of associates	9,930	2,658	45,431	—	11,038	—	338,239	—	407,296
稅項	Taxation									(177,607)
除稅後溢利	**Profit after taxation**									1,726,070
於二零零三年十二月三十一日	**As at 31 December 2003**									
資產	**ASSETS**									
分類資產	Segment assets	3,846,088	6,524,750	2,909,020	6,308,667	4,292,644	4,671,941	80,361	—	28,633,471
於一間共同控制實體之權益	Interests in a jointly controlled entity	54,901	—	—	—	—	—	—	—	54,901
於聯營公司之權益	Interests in associates	249,510	113	470,292	—	106,540	—	989,534	—	1,815,989
遞延稅項資產	Deferred taxation assets									141,379
可退回稅項	Taxation recoverable									25,775
未經分攤之公司資產	Unallocated corporate assets									641,107
綜合資產總值	**Consolidated total assets**									31,312,622
負債	**LIABILITIES**									
分類負債	Segment liabilities	1,728,570	3,513,260	510,552	2,360,478	1,795,867	131,504	(321)	—	10,039,910
稅項負債	Taxation liabilities									453,831
未經分攤之公司負債	Unallocated corporate liabilities									3,517,546
綜合負債總值	**Consolidated total liabilities**									14,011,287
其他資料	**OTHER INFORMATION**									
資本開支	Capital expenditure	224,646	681,150	118,409	240,709	534,956	63,752	1,673	—	1,865,295
折舊及攤銷	Depreciation and amortisation	80,874	326,259	118,462	434,139	92,106	8,513	16,221	—	1,076,574
已確認之減值虧損	Impairment loss recognised	—	—	—	16,919	—	—	—	—	16,919

三. 營業額及分類資料（續）

3. Turnover and Segment Information (continued)

次要申報規格 — 按地區劃分

Secondary reporting format — geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零四年十二月三十一日止年度	For the year ended 31 December 2004				
分類收益	Segment revenue				
營業額	Turnover	18,991,778	24,036,614	4,049,711	47,078,103
其他收益	Other revenue	134,477	673,394	17,332	825,203
		19,126,255	24,710,008	4,067,043	47,903,306
於二零零四年十二月三十一日	As at 31 December 2004				
分類資產	Segment assets	12,425,805	22,494,848	1,511,124	36,431,777
添置固定／無形資產	Additions to fixed/ intangible assets	343,203	2,075,665	42,733	2,461,601
截至二零零三年十二月三十一日止年度	For the year ended 31 December 2003				
分類收益	Segment revenue				
營業額	Turnover	15,037,007	16,463,349	3,154,816	34,655,172
其他收益	Other revenue	114,705	168,713	6,750	290,168
		15,151,712	16,632,062	3,161,566	34,945,340
於二零零三年十二月三十一日	As at 31 December 2003				
分類資產	Segment assets	10,282,918	16,866,176	1,484,377	28,633,471
添置固定／無形資產	Additions to fixed/ intangible assets	263,015	1,542,131	60,149	1,865,295

四. 其他收益　4. Other Revenue

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
其他收益包括下列各項：	Other revenue includes the following:		
來自非上市其他投資之股息	Dividends from unlisted other investments	**4,357**	8,507
利息收入	Interest income	**78,026**	68,761
出售聯營公司所得溢利	Profit on disposal of associates	**326,181**	1,220
出售附屬公司所得溢利	Profit on disposal of subsidiaries	**—**	4,941
出售固定資產所得溢利	Profit on disposal of fixed assets	**164,516**	20,137
所確認之負商譽	Negative goodwill recognised	**14,067**	13,079
投資物業重估盈餘	Surplus on revaluation of investment properties	**41,668**	11,573

五. 財務成本　5. Finance Costs

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
融資租約利息	Interest on finance leases	**1,644**	2,379
銀行貸款及其他貸款利息須於五年內悉數償還	Interest on bank loans and other loans wholly repayable within five years	**260,175**	205,182
其他貸款利息不須於五年內悉數償還	Interest on other loans not wholly repayable within five years	**6,113**	6,599
融資支出	Financing charges	**27,532**	12,063
		295,464	226,223
減：撥充資本款項	Less: Amounts capitalised	**—**	(762)
		295,464	225,461

六. 除稅前溢利 / 6. Profit Before Taxation

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
除稅前溢利已扣除：	**Profit before taxation has been arrived at after charging:**		
核數師酬金	Auditors' remuneration	**13,570**	13,385
員工成本（包括董事酬金）	Staff costs (including directors' emoluments)	**2,575,751**	2,180,167
折舊	Depreciation		
— 自置資產	— Owned assets	**1,136,610**	973,630
— 按融資租約持有之資產	— Assets held under finance leases	**5,040**	5,045
無形資產攤銷	Amortisation of intangible assets		
— 商譽（包括在一般及行政費用內）	— Goodwill (included in general and administrative expenses)	**116,424**	87,257
— 商譽以外之無形資產	— Intangible assets other than goodwill	**13,434**	10,642
土地及樓宇之營業租約費用	Operating leases charges on land and buildings	**976,815**	794,378
並已計入：	**And after crediting:**		
租金收入總額	Gross rental income	**260,842**	208,911
減：有關支出	Less: Related out-goings	**(27,680)**	(14,721)
租金收入淨額	Net rental income	**233,162**	194,190

七. 董事酬金 / 7. Directors' Emoluments

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
袍金	Fees	**960**	1,000
基本薪金及津貼	Basic salaries and allowances	**15,092**	15,656
公積金供款	Provident fund contributions	**1,276**	1,334
已付花紅	Bonus paid	**470**	510
行使購股權得益*	Benefit from share options exercised*	**7,155**	—
		24,953	18,500

* 該款項不在綜合損益表中扣除

* The amount was not charged to the consolidated profit and loss account

七. 董事酬金(續) / 7. Directors' Emoluments (continued)

各董事之酬金總額介乎下列幅度：

The total emoluments of each director were within the following bands:

港幣元	HK$	董事人數 No. of directors 二零零四年 2004	二零零三年 2003
無－1,000,000	Nil–1,000,000	**6**	9
1,000,001－1,500,000	1,000,001–1,500,000	**2**	2
1,500,001－2,000,000	1,500,001–2,000,000	**3**	3
2,000,001－2,500,000	2,000,001–2,500,000	**1**	2
2,500,001－3,000,000	2,500,001–3,000,000	**1**	—
3,000,001－3,500,000	3,000,001–3,500,000	**—**	1
4,500,001－5,000,000	4,500,001–5,000,000	**1**	—
5,500,001－6,000,000	5,500,001–6,000,000	**1**	—

上文所列包括支付予獨立非執行董事之董事袍金共港幣360,000元(二零零三年：港幣400,000元)。

The directors' fees paid to independent non-executive directors included above amounted to HK$360,000 (2003: HK$400,000).

八. 五位最高薪僱員 / 8. Five Highest Paid Employees

年內五位最高薪僱員包括二位(二零零三年：四位)董事，詳情已載於上文附註七。其餘三位(二零零三年：一位)最高薪僱員所獲支付之酬金詳情如下：

The five highest paid employees during the year included two (2003: four) directors, details of whose remunerations are set out in note 7 above. The details of the remunerations paid to the other three (2003 : one) highest paid employee are as follows:

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
基本薪金及津貼	Basic salaries and allowances	**7,093**	1,156
公積金供款	Provident fund contributions	**167**	8
已付花紅	Bonus paid	**—**	1,622
行使購股權得益	Benefit from share options exercised*	**5,367**	—
		12,627	2,786

* 該款項不在綜合損益表中扣除

* The amount was not charged to the consolidated profit and loss account

八. 五位最高薪僱員（續）

此三位（二零零三年：一位）最高薪僱員之薪酬介乎下列幅度：

8. Five Highest Paid Employees (continued)

The emoluments of this three (2003: one) highest paid individuals were within the following bands:

港幣元	HK$	人數 No. of persons 二零零四年 2004	二零零三年 2003
2,500,001－3,000,000	2,500,001–3,000,000	—	1
3,000,001－3,500,000	3,000,001–3,500,000	1	—
4,000,001－4,500,000	4,000,001–4,500,000	1	—
5,000,001－5,500,000	5,000,001–5,500,000	1	—

九. 職員公積金

9. Staff Provident Fund

甲 香港

本集團設有多項供香港全體僱員參與之定額供款退休計劃。該等計劃之資產與本集團資產分開管理，並由獨立管理之基金持有。供款額乃根據僱員基本薪金之特定百份比計算，而離職員工無權享有之任何沒收供款則用以減低本集團之供款。

A Hong Kong

The Group operates various defined contribution retirement schemes which are available to all Hong Kong employees. The assets of the schemes are held separately from those of the Group in an independently administered fund. The amount of contributions is based on a specified percentage of the basic salary of employees and any forfeited contributions in respect of unvested benefits of staff leavers are used to reduce the Group's contributions.

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團對職員公積金之供款	Group contributions to staff provident fund	37,504	36,220
已動用之沒收供款	Forfeited contributions utilised	(902)	(1,501)
計入綜合損益表之款項	Amount charged to consolidated profit and loss account	36,602	34,719
尚未動用之沒收供款	Un-utilised forfeited contributions	—	251

九. 職員公積金(續)

9. Staff Provident Fund (continued)

乙 中國內地

本集團在中國內地的僱員均屬於內地有關地方政府經營的國家管理退休福利計劃的成員。本集團須向該計劃支付工資特定百分比的供款,作為福利資金。本集團在此等計劃的唯一責任便是支付特定供款。

為上述的中國內地退休計劃而在綜合損益表中扣除的總成本約達港幣169,372,000元(二零零三年:港幣142,595,000元)。

B Chinese Mainland

The employees of the Group in the Chinese Mainland are members of state-managed retirement benefit schemes operated by the respective local government in the Chinese Mainland. The Group is required to contribute a specified percentage of payroll costs to the schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions.

The total cost charged to the consolidated profit and loss account in respect of the above-mentioned schemes in the Chinese Mainland amounted to approximately HK$169,372,000 (2003: HK$142,595,000).

十. 稅項

10. Taxation

		二零零四年 **2004** 港幣千元 **HK$'000**	二零零三年 2003 港幣千元 HK$'000
本年度稅項	**Current taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**141,084**	137,063
聯營公司	Associates	**128,431**	21,698
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**187,143**	114,311
聯營公司	Associates	**4,911**	21,649
海外	**Overseas**		
附屬公司	Subsidiaries	**1,372**	9,385
		462,941	304,106
遞延稅項	**Deferred taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**(61,282)**	(36,584)
聯營公司	Associates	**—**	34,043
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**(31,115)**	(46,568)
		370,544	254,997

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%(二零零三年:17.5%)計算。中國內地附屬公司及聯營公司之所得稅乃根據其有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

十. 税項(續)

本集團有關除稅前溢利之稅項與假若採用香港利得稅稅率計算之理論稅額之差額如下：

10. **Taxation** (continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong Profits Tax rate as follows:

		二零零四年 **2004** 港幣千元 **HK$'000**	二零零三年 2003 港幣千元 HK$'000
除稅前溢利(應佔一間共同控制實體及聯營公司之溢利除外)	Profit before taxation (excluding share of profits of a jointly controlled entity and associates)	**1,816,708**	1,311,443
按稅率17.5%(二零零三年：17.5%)計算之稅項	Calculated at a taxation rate of 17.5% (2003: 17.5%)	**317,924**	229,502
其他司法管轄權區不同稅率之影響	Effect of different taxation rates in other jurisdictions	**6,921**	29,915
無須課稅之收入	Income not subject to taxation	**(147,412)**	(103,137)
不可扣稅之支出	Expenses not deductible for taxation purposes	**40,476**	46,683
使用早前未有確認之稅項	Utilisation of previously unrecognised tax losses	**(28,073)**	(28,675)
稅率提高產生之期初遞延稅項負債淨額之增加	Increase in opening net deferred taxation liabilities resulting from an increase in tax rate	**—**	26,223
未有確認之稅損	Tax loss not recognised	**120,232**	45,446
去年多撥備之稅項	Overprovision on taxation in previous year	**(3,424)**	—
溢利公司豁免稅項	Income earning companies exempted from taxation	**(69,442)**	(68,350)
		237,202	177,607
應佔聯營公司稅項	Share of taxation of associates	**133,342**	77,390
稅項支出	Taxation charge	**370,544**	254,997

十一. 股息 / 11. Dividends

		二零零四年 **2004** 港幣千元 **HK$'000**	二零零三年 2003 港幣千元 HK$'000
因行使購股權而於去年額外派付的末期股息	Additional final dividend paid for the previous year as a result of exercise of share options	**233**	—
二零零四年的已派中期股息每股普通股港幣0.11元（二零零三年：港幣0.10元）	2004 interim dividend paid of HK$0.11 (2003: HK$0.10) per ordinary share	**231,822**	208,297
二零零四年的擬派末期股息每股普通股港幣0.16元（二零零三年：港幣0.14元）	2004 proposed final dividend of HK$0.16 (2003: HK$0.14) per ordinary share	**342,173**	294,242
		574,228	502,539
以實物分派一間附屬公司股份的特別股息	Special distribution in specie of shares of a subsidiary	—	1,050,502
		574,228	1,553,041

在本公司於二零零五年四月八日舉行的會議上，董事擬派末期股息每股普通股港幣0.16元（二零零三年：港幣0.14元）。擬派股息乃按本公司於舉行董事會會議當日的普通股股數計算，該等股息並無於本財務報告內確認為負債。本年度財務報表所反映本公司派付的股息總額已包括二零零三年度末期股息，為港幣526,297,000元（二零零三年：港幣1,529,252,000）。

At the meeting held on 8 April 2005, the directors proposed final dividend of HK$0.16 (2003: HK$0.14) per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. The total dividends paid by the Company, including the final dividend for the year 2003, amounting to HK$526,297,000 (2003: HK$1,529,252,000) are reflected in the current year financial statements.

十二. 每股盈利 12. Earnings Per Share

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating basic earnings per share	**1,603,249**	1,455,177
因行使可換股債券而節省之利息	Interest saving on exercise of convertible bonds	**73,066**	70,484
用以計算每股攤薄盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating diluted earnings per share	**1,676,315**	1,525,661

		二零零四年 2004	二零零三年 2003
股份數目	**Number of shares**		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,104,438,057**	2,082,171,453
對普通股構成之潛在攤薄影響	Effect of dilutive potential ordinary shares:		
— 購股權	— Share options	**39,769,143**	12,896,662
— 可換股債券	— Convertible bonds	**119,595,400**	119,595,400
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,263,802,600**	2,214,663,515

十三. 固定資產

13. Fixed Assets

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	機器設備 Plant and machinery 港幣千元 HK$'000	船隻 Vessels 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本集團	**The Group**						
成本或估值	Cost or valuation						
於二零零四年一月一日	At 1 January 2004	3,332,523	5,402,749	6,583,174	1,038,765	3,854,600	20,211,811
滙兌差額	Exchange difference	8	(2,977)	(6,618)	2,296	(813)	(8,104)
收購附屬公司／業務時轉入	Relating to acquisition of subsidiaries/business	185,771	1,302,062	2,118,332	—	126,853	3,733,018
添置	Additions	216,235	792,929	249,114	—	1,202,927	2,461,205
出售	Disposals	(24,978)	(152,495)	(269,961)	(52,964)	(177,863)	(678,261)
重新分類	Reclassifications	350,000	(194,780)	766,710	16,744	(938,674)	—
重估調整	Adjustment on valuation	1,029,046	—	—	—	—	1,029,046
於二零零四年十二月三十一日	At 31 December 2004	5,088,605	7,147,488	9,440,751	1,004,841	4,067,030	26,748,715
累計折舊及減值	Accumulated depreciation and impairment						
於二零零四年一月一日	At 1 January 2004	—	1,063,856	2,736,742	443,343	1,147,396	5,391,337
滙兌差額	Exchange difference	—	(717)	(3,131)	1,211	(134)	(2,771)
收購附屬公司／業務時轉入	Relating to acquisition of subsidiaries/business	—	306,091	1,081,414	—	56,056	1,443,561
本年度折舊	Charge for the year	—	184,613	545,400	76,024	335,613	1,141,650
出售撥回	Written back on disposals	—	(39,419)	(239,059)	(35,454)	(139,375)	(453,307)
已確認之減值虧損	Impairment loss recognised	—	2,351	16,220	—	—	18,571
重新分類	Reclassifications	5,382	(5,483)	3,111	—	(3,010)	—
重估調整	Adjustment on valuation	(5,382)	—	—	—	—	(5,382)
於二零零四年十二月三十一日	At 31 December 2004	—	1,511,292	4,140,697	485,124	1,396,546	7,533,659
賬面淨值	Net book values						
於二零零四年十二月三十一日	At 31 December 2004	5,088,605	5,636,196	5,300,054	519,717	2,670,484	19,215,056
於二零零三年十二月三十一日	At 31 December 2003	3,332,523	4,338,893	3,846,432	595,422	2,707,204	14,820,474
按下列方式列賬之資產：	Representing assets stated:						
按成本	At cost	—	7,147,488	9,440,751	1,004,841	4,067,030	21,660,110
按二零零四年專業估值	At 2004 professional valuation	5,088,605	—	—	—	—	5,088,605
		5,088,605	7,147,488	9,440,751	1,004,841	4,067,030	26,748,715

十三. 固定資產(續) 13. Fixed Assets (continued)

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本公司	**The Company**				
成本或估值	Cost or valuation				
於二零零四年一月一日	At 1 January 2004	50,700	1,823	20,948	73,471
添置	Additions	—	—	1,126	1,126
出售	Disposals	—	—	(3,075)	(3,075)
重估調整	Adjustment on valuation	300	—	—	300
於二零零四年十二月三十一日	At 31 December 2004	51,000	1,823	18,999	71,822
累計折舊	Accumulated depreciation				
於二零零四年一月一日	At 1 January 2004	—	325	13,738	14,063
本年度折舊	Charge for the year	—	40	3,317	3,357
出售撥回	Written back on disposals	—	—	(3,043)	(3,043)
於二零零四年十二月三十一日	At 31 December 2004	—	365	14,012	14,377
賬面淨值	Net book values				
於二零零四年十二月三十一日	At 31 December 2004	51,000	1,458	4,987	57,445
於二零零三年十二月三十一日	At 31 December 2003	50,700	1,498	7,210	59,408
按下列方式列賬之資產	Representing assets stated:				
按成本	At cost	—	1,823	18,999	20,822
按二零零四年專業估值	At 2004 professional valuation	51,000	—	—	51,000
		51,000	1,823	18,999	71,822

十三. 固定資產(續)

13. Fixed Assets (continued)

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
物業權益之賬面淨值包括：	Carrying amounts of the property interests comprise:		
本集團	**The Group**		
香港	**Hong Kong**		
按長期契約持有之物業	Properties held on long lease	**3,769,564**	2,854,735
按中期契約持有之物業	Properties held on medium-term lease	**2,112,103**	2,014,771
按短期契約持有之物業	Properties held on short lease	**26,575**	15,839
中國內地	**Chinese Mainland**		
按長期契約持有之物業	Properties held on long lease	**385,452**	117,241
按中期契約持有之物業	Properties held on medium-term lease	**4,293,076**	2,551,196
按短期契約持有之物業	Properties held on short lease	**74,976**	47,463
海外	**Overseas**		
按中期契約持有之物業	Properties held on medium-term lease	**22,612**	23,368
按短期契約持有之物業	Properties held on short lease	**40,443**	46,803
		10,724,801	7,671,416
本公司	**The Company**		
香港	**Hong Kong**		
按中期契約持有之物業	Properties held on medium-term lease	**51,000**	50,700
中國內地	**Chinese Mainland**		
按中期契約持有之物業	Properties held on medium-term lease	**1,458**	1,498
		52,458	52,198

甲 投資物業已由獨立專業估值師戴德梁行有限公司按二零零四年十二月三十一日之公開市值基準作出估值。

A The investment properties have been valued at 31 December 2004 by DTZ Debenham Tie Leung Limited, an independent professional valuers, on an open market value basis.

乙 本集團按融資租約持有之固定資產於二零零四年十二月三十一日之賬面淨值達港幣14,654,000元(二零零三年：港幣19,631,000元)。

B The carrying amounts of fixed assets held under finance leases of the Group at 31 December 2004 amounted to HK$14,654,000 (2003: HK$19,631,000).

十三. 固定資產(續)

丙 賬面淨值為港幣799,300,000元(二零零三年:港幣357,776,000元)之固定資產已質押作為港幣523,153,000元之短期貸款(二零零三年:港幣256,658,000元)及港幣72,191,000元(二零零三年:港幣56,400,000元)之長期貸款之抵押品。

丁 其他固定資產主要包括租賃物業裝修、冷倉設備、傢俬及設備、汽車及在建工程。

13. Fixed Assets (continued)

C Fixed assets with carrying amounts of HK$799,300,000 (2003: HK$357,776,000) are pledged for short term loans in the sum of HK$523,153,000 (2003: HK$256,658,000) and long term loans in the sum of HK$72,191,000 (2003: HK$56,400,000).

D Other fixed assets mainly comprise leasehold improvements, cold storage facilities, furniture and equipment, motor vehicles and construction in progress.

十四. 無形資產

14. Intangible Assets

		購入商譽 Purchased goodwill 港幣千元 HK$'000	負商譽 Negative goodwill 港幣千元 HK$'000	商標 Brand names 港幣千元 HK$'000	專利權使用費 Patent royalty 港幣千元 HK$'000	發展成本 Development costs 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本集團	The Group						
成本	Cost						
於二零零四年一月一日	At 1 January 2004	1,748,927	(236,039)	182,799	75,200	21,776	1,792,663
滙兑差額	Exchange difference	(23)	—	(299)	(56)	(16)	(394)
收購附屬公司/業務	Acquisition of subsidiaries/business	898,529	—	21,054	—	—	919,583
增持附屬公司股權	Increase in equity interests in subsidiaries	189,758	(13,027)	—	—	—	176,731
添置	Additions	—	—	396	—	—	396
於二零零四年十二月三十一日	At 31 December 2004	2,837,191	(249,066)	203,950	75,144	21,760	2,888,979
累計攤銷	Accumulated amortisation						
於二零零四年一月一日	At 1 January 2004	191,043	(22,706)	55,844	—	20,221	244,402
滙兑差額	Exchange difference	(4)	—	(102)	(4)	(15)	(125)
收購附屬公司/業務	Acquisition of subsidiaries/business	—	—	451	—	—	451
本年度攤銷	Charge for the year	116,424	(14,067)	11,331	1,757	346	115,791
於二零零四年十二月三十一日	At 31 December 2004	307,463	(36,773)	67,524	1,753	20,552	360,519
賬面淨值	Net book values						
於二零零四年十二月三十一日	At 31 December 2004	2,529,728	(212,293)	136,426	73,391	1,208	2,528,460
於二零零三年十二月三十一日	At 31 December 2003	1,557,884	(213,333)	126,955	75,200	1,555	1,548,261

十四. 無形資產(續)

購入商譽乃根據其估計可用年限七至二十年攤銷。負商譽會以直線法，在所購入並可計提折舊之資產之餘下加權平均可用年期，即十五至十九年內調撥為收入。

14. Intangible Assets (continued)

The purchased goodwill is amortised on a straight-line basis over the estimated useful lives of 7 to 20 years. The negative goodwill is released to income on a straight-line basis, over the remaining weighted average useful life of the depreciable assets acquired of 15 to 19 years.

十五. 於附屬公司之權益

15. Interests in Subsidiaries

		二零零四年 **2004** 港幣千元 **HK$'000**	二零零三年 2003 港幣千元 HK$'000
本公司	**The Company**		
非上市股份，成本值	Unlisted shares, at cost	**9,458,345**	9,287,265
應收附屬公司款項	Amounts due from subsidiaries	**5,892,366**	4,404,428
		15,350,711	13,691,693

於二零零四年十二月三十一日之主要附屬公司詳情刊載於第129頁至第139頁。

Particulars of the principal subsidiaries at 31 December 2004 are set out on pages 129 to 139.

十六. 於聯營公司之權益

16. Interests in Associates

		二零零四年 **2004** 港幣千元 **HK$'000**	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**		
非上市	Unlisted		
應佔負債淨值	Share of net liabilities	**(318,494)**	(238,997)
來自收購聯營公司之商譽	Goodwill on acquisition of associates	**—**	1,021
應收聯營公司款項	Amounts due from associates	**1,859,751**	2,053,965
		1,541,257	1,815,989

於二零零四年十二月三十一日之主要聯營公司詳情刊載於第129頁至第139頁。

Particulars of the principal associates at 31 December 2004 are set out on pages 129 to 139.

十七. 其他投資 17. Other Investments

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**		
非流動投資	Non-current investments		
香港非上市股份，成本值	Unlisted shares in Hong Kong, at cost	**10,088**	9,614
中國內地非上市股份，成本值減減值準備	Unlisted shares in the Chinese Mainland, at cost less impairment loss	**116,921**	152,563
應收所投資公司款項	Amounts due from investee companies	**1,603**	2,603
		128,612	164,780

十八. 預付款項 18. Prepayments

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**		
預付儲油服務費 — 於一月一日	Tank storage service fees prepaid — at 1 January	**367,200**	388,800
減：於年度內確認之款項	Less: Amount recognised during the year	**(21,600)**	(21,600)
		345,600	367,200
購買一間聯營／附屬公司之訂金款項	Deposit payment for purchase of an associate/subsidiary	**582,253**	112,800
租金訂金款項	Rental deposits	**53,667**	—
於十二月三十一日之結餘	Balance at 31 December	**981,520**	480,000
將於一年內動用之部份	Portion to be utilised within one year	**21,600**	21,600
將於一年後動用之部份	Portion to be utilised after one year	**959,920**	458,400
於十二月三十一日之結餘	Balance at 31 December	**981,520**	480,000

根據與一間控股公司及母公司集團之一間附屬公司所訂立之儲油協議（「該協議」），確認之款項可用作對銷根據該協議須於年內支付之部份儲油服務費。

Pursuant to the tank storage agreements (the "Agreement") entered into with a holding company and a fellow subsidiary, the recognised amount can be applied to set off portion of the total tank storage service fees payable during the year under the Agreement.

十九. 存貨　　19. Stocks

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**		
待售物業	Properties held for sale	**158,317**	165,635
原材料	Raw materials	**794,029**	757,266
易耗品及包裝材料	Consumables and packing materials	**820,052**	638,164
在製品	Work-in-progress	**274,598**	177,125
製成品	Finished goods	**3,022,796**	2,565,633
		5,069,792	4,303,823

二十. 貿易及其他應收款項　　20. Trade and Other Receivables

		本集團 The Group		本公司 The Company	
		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
應收貿易賬款	Trade receivables	**2,333,173**	1,947,430	**—**	—
其他應收款項、按金及預付款項	Other receivables, deposits and prepayments	**2,506,314**	2,180,123	**8,575**	10,569
應收附屬公司款項	Amounts due from subsidiaries	**—**	—	**22,568**	137,904
應收聯營公司款項	Amounts due from associates	**22,155**	64,569	**—**	23
		4,861,642	4,192,122	**31,143**	148,496

本集團一般給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

(甲) 貨到付款；及

a) cash upon delivery; and

(乙) 六十天賒賬

b) open credit within 60 days

二十. 貿易及其他應收款項(續)　20. Trade and Other Receivables (continued)

於結算日之應收貿易賬款之賬齡分析如下：

The following is the aging analysis of trade receivables at the reporting date:

	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團 The Group		
0－30天 0–30 days	**1,650,345**	1,421,779
31－60天 31–60 days	**281,668**	218,127
61－90天 61–90 days	**141,480**	76,522
>90天 > 90 days	**259,680**	231,002
	2,333,173	1,947,430

二十一. 貿易及其他應付款項　21. Trade and Other Payables

	本集團 The Group		本公司 The Company	
	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
應付貿易賬款 Trade payables	**4,295,279**	3,835,159	**—**	—
其他應付款項及應計費用 Other payables and accruals	**4,150,600**	2,954,528	**68,107**	31,364
撥備(附註二十二) Provisions (note 22)	**88,314**	109,944	**—**	—
應付附屬公司款項 Amounts due to subsidiaries	**—**	—	**200,176**	153,457
應付聯營公司款項 Amounts due to associates	**21,447**	14,617	**—**	—
	8,555,640	6,914,248	**268,283**	184,821

於結算日之應付貿易賬款之賬齡分析如下：

The following is an aging analysis of trade payables at the balance sheet date:

	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團 The Group		
0－30天 0–30 days	**2,866,278**	2,277,059
31－60天 31–60 days	**776,429**	506,369
61－90天 61–90 days	**274,979**	746,429
>90天 > 90 days	**377,593**	305,302
	4,295,279	3,835,159

二十二. 撥備　22. Provisions

		港幣千元 HK$'000
本集團	**The Group**	
於二零零三年一月一日	At 1 January 2003	133,375
年內動用撥備	Utilisation during the year	(23,431)
於二零零四年一月一日	At 1 January 2004	109,944
年內動用撥備	Utilisation during the year	(21,630)
於二零零四年十二月三十一日	At 31 December 2004	88,314

有關撥備乃為以往年度所收購業務進行重組而作出。此等撥備將根據收購該等業務時之重組計劃而動用。

The amounts represent provisions for restructuring activities for operations acquired in previous years. These provisions were utilised in accordance with the restructuring plans adopted when such operations were acquired.

二十三. 短期貸款　23. Short Term Loans

		二零零四年 **2004** 港幣千元 **HK$'000**	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**		
長期融資租約承擔之即期部份	Current portion of long term obligations under finance leases	**7,750**	8,138
短期銀行貸款、信託收據及透支	Short term bank loans, trust receipts and overdrafts		
有抵押	Secured	**602,160**	265,833
無抵押	Unsecured	**2,372,084**	2,184,522
		2,981,994	2,458,493

二十四. 長期負債　24. Long Term Liabilities

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**		
須於五年內償還之抵押銀行貸款	Secured bank loans repayable within 5 years	**72,191**	56,400
須於五年內償還之無抵押銀行貸款	Unsecured bank loans repayable within 5 years	**4,414,226**	2,012,703
須於五年內償還之其他無抵押貸款	Other unsecured loans repayable within 5 years	**2,145,748**	1,976,204
須於五年內償還之融資租約承擔	Obligations under finance leases repayable within 5 years	**14,036**	20,743
毋須於五年內悉數償還之其他無抵押貸款	Other unsecured loans not wholly repayable within 5 years	**158,760**	126,291
毋須於五年內悉數償還之融資租約承擔	Obligations under finance leases not wholly repayable within 5 years	**—**	512
		6,804,961	4,192,853
列於流動負債之即期部份	Current portion included in current liabilities	**(7,750)**	(8,138)
		6,797,211	4,184,715

		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**		
長期負債之非即期部份應按以下年期償還：	The non-current portion of long term liabilities are repayable as follows:		
銀行貸款	**Bank loans**		
一年以上至兩年內	After 1 year, but within 2 years	**230,270**	64,860
兩年以上至五年內	After 2 years, but within 5 years	**4,256,147**	2,004,243
其他貸款	**Other loans**		
一年以上至兩年內	After 1 year, but within 2 years	**16,280**	14,789
兩年以上至五年內	After 2 years, but within 5 years	**2,201,582**	2,019,483
五年後	After 5 years	**86,646**	68,223
融資租約承擔	**Obligations under finance leases**		
一年以上至兩年內	After 1 year, but within 2 years	**2,836**	6,847
兩年以上至五年內	After 2 years, but within 5 years	**3,450**	5,758
五年後	After 5 years	**—**	512
		6,797,211	4,184,715

二十四. 長期負債(續)

(甲) 須於五年內償還之其他無抵押貸款包括本集團於二零零一年五月三十日發行之230,000,000美元於二零零六年到期之無抵押可換股債券。該等債券可由二零零一年七月十一日起至二零零六年五月十七日(首尾兩天包括在內)期間,按每股作價港幣15元之兌換價換為本公司股份。該等債券如無贖回、轉換或購買及註銷,將於二零零六年五月三十一日按其本金額之121.78%贖回。若本公司股份於連續三十個交易日期間之每一天在聯交所之收市價均不少於有效兌換價之130%,或債券本金額最少有90%已轉換或購買及註銷,則本集團可於二零零四年六月一日或之後隨時全數贖回。

(乙) 根據本集團須於五年內償還之無抵押銀行貸款之協議條款,控股公司華潤(集團)有限公司(「華潤集團」)按規定須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論為直接或透過其附屬公司間接持有有關權益)。

24. Long Term Liabilities (continued)

(a) Other unsecured loans repayable within five years include US$230,000,000 unsecured convertible bonds due 2006 issued by the Group on 30 May 2001. The bonds are exchangeable for shares of the Company at a conversion price of HK$15.00 per share during the period from 11 July 2001 to 17 May 2006 inclusive. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed at 121.78% of their principal amount on 31 May 2006. The bonds may be redeemed in whole by the Group at any time on or after 1 June 2004 if the closing price of the shares of the Company on the Stock Exchange for each dealing day during the period of 30 consecutive dealing days have been at least 130% of the conversion price in effect on each such dealing day or at least 90% in principal amount of the bonds have already been converted or purchased and cancelled.

(b) Under the terms of the agreements of the Group's unsecured bank loans repayable within five years, China Resources (Holdings) Company Limited ("CRH"), a holding company, is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company.

二十五. 遞延税項

年內遞延税項資產及負債之變動(與同一徵税地區之結餘抵銷前如下):

25. Deferred Taxation

The movement in deferred taxation assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) recognised during the year is as follows:

		加速税項折舊 Accelerated tax depreciation	
		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**		
遞延税項負債	Deferred taxation liabilities		
於一月一日	At 1 January	**298,414**	362,477
在綜合損益表記帳	Credited to consolidated profit and loss account	**(66,584)**	(64,856)
税率轉變	Change in tax rate	**—**	26,223
收購附屬公司	Acquisition of subsidiaries	**309**	17,936
出售附屬公司	Disposal of subsidiaries	**—**	(43,366)
於十二月三十一日	At 31 December	**232,139**	298,414

		税損 Tax losses		其他 Others		總計 Total	
		二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000
本集團	**The Group**						
遞延税項資產	Deferred taxation assets						
於一月一日	At 1 January	**76,293**	20,964	**65,086**	69,205	**141,379**	90,169
在綜合損益帳(扣除)/記賬	(Charged)/credited to consolidated profit and loss account	**40,441**	53,083	**(14,628)**	(9,251)	**25,813**	43,832
税率轉變	Change in tax rate	**—**	687	**—**	—	**—**	687
收購附屬公司	Acquisition of subsidiaries	**—**	1,559	**—**	6,161	**—**	7,720
在權益記賬	Credited to equity	**—**	—	**—**	(1,029)	**—**	(1,029)
於十二月三十一日	At 31 December	**116,734**	76,293	**50,458**	65,086	**167,192**	141,379

二十五. 遞延稅項(續)

遞延稅項資產以相關的稅務利益肯定可從未來應課稅盈利變現為上限，為稅務虧損結轉而確認。於二零零四年十二月三十一日，本集團未確認之遞延稅項資產有港幣122,137,000元(二零零三年：港幣97,941,000元)，而本集團未能確定可否動用該筆款項與未來的應課稅盈利對銷。

本公司之遞延稅項負債是指投資物業、土地及樓宇以及其他資產的加速稅項折舊。

25. Deferred Taxation (continued)

Deferred taxation assets are recognised for tax loss carry forwards to the extend that realisation of the related tax benefit through the future taxable profits is probable. At 31 December 2004, the Group had unrecognised deferred taxation assets of HK$122,137,000 (2003: HK$97,941,000) arising from tax losses which was uncertain as to whether it can be utilised to set off against future taxable income.

The Company's deferred taxation liabilities relates to the accelerated tax depreciation of its investment property, land and building and other assets.

二十六. 少數股東權益

少數股東權益包括有關少數股東墊付予附屬公司之款項港幣875,224,000元(二零零三年：港幣321,723,000元)，該等款項乃被視為該等少數股東就該等附屬公司之營運作出之注資額(連同繳足股本)之一部份。

26. Minority Interests

Included in the minority interests are amounts advanced to subsidiaries by the respective minority shareholders of HK$875,224,000 (2003: HK$321,723,000) which are considered as part of their contributions, together with paid up capital, made to finance the operations of these subsidiaries.

二十七. 股本

27. Share Capital

		二零零四年 **2004**		二零零三年 2003	
		股份數目 **Number of Shares** 千股 **'000**	面值 **Nominal value** 港幣千元 **HK$'000**	股份數目 Number of Shares 千股 '000	面值 Nominal value 港幣千元 HK$'000
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000,000**	**3,000,000**	3,000,000	3,000,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1 January	**2,089,728**	**2,089,728**	2,080,405	2,080,405
行使購股權	Exercise of share options	**33,281**	**33,281**	9,323	9,323
於十二月三十一日	At 31 December	**2,123,009**	**2,123,009**	2,089,728	2,089,728

本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份期權尚未行使(「舊計劃」)。

The Company operates a share options scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

二十七. 股本(續)

新計劃於二零零二年一月三十一日之股東大會上批准，並將於二零一二年一月三十一日屆滿。本公司董事局可向合資格參與者授出期權，該等合資格參與者包括本集團之僱員、執行或非執行董事、由本集團之任何僱員、執行或非執行董事所設立的酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員、本公司行政總裁或主要股東、本集團之聯營公司、本公司之董事、行政總裁或主要股東的聯繫人及主要股東的僱員及倘若主要股東是公司，主要股東的附屬公司的僱員。

購股權一般於緊隨授出之日起計十年內全部賦予及行使，或於接納授出購股權後最長為四年之期限內賦予。

根據兩個計劃授出之購股權變動詳情茲概述如下：

(i) 僱員(包括董事)

27. Share Capital (continued)

The New Scheme was approved by the shareholders in general meeting on 31 January 2002 and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including employees, executive or non-executive directors of the Group, any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants, professional and other advisors to the Group, chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive or substantial shareholder of the Company, and employees of substantial shareholder and where a substantial shareholder is a company, employees of subsidiaries of a substantial shareholder.

Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to a maximum of four years after the acceptance of a grant.

Details of the movements of the share options granted under both share option schemes are summarised as follows:

(i) Employees (including directors)

			購股權數目 Number of share options				
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零四年十二月三十一日尚未行使 Outstanding at 31/12/2004
舊計劃 Old Scheme							
20/06/2000	7.190	14,787,000	—	2,826,000	—	100,000	11,861,000
21/11/2000	7.080	5,343,000	—	640,000	—	550,000	4,153,000
		20,130,000	—	3,466,000	—	650,000	16,014,000

二十七. 股本(續) 27. Share Capital (continued)

(i) 僱員(包括董事)(續) (i) Employees (including directors) (continued)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	購股權數目 Number of share options 於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零四年十二月三十一日尚未行使 Outstanding at 31/12/2004
新計劃 New Scheme							
07/02/2002	7.170	24,250,000	—	4,142,000	—	470,000	19,638,000
08/03/2002	7.500	980,000	—	—	—	—	980,000
19/04/2002	7.400	11,500,000	—	3,412,000	—	884,000	7,204,000
23/05/2002	8.900	300,000	—	194,000	—	—	106,000
02/08/2002	8.320	13,368,000	—	5,050,000	—	2,448,000	5,870,000
07/11/2002	7.700	1,932,000	—	142,000	—	—	1,790,000
24/01/2003	7.250	1,620,000	—	438,000	—	—	1,182,000
14/04/2003	6.290	9,014,000	—	1,806,000	—	400,000	6,808,000
01/08/2003	7.100	1,896,000	—	826,000	—	—	1,070,000
08/10/2003	8.900	5,000,000	—	1,010,000	—	1,102,000	2,888,000
02/12/2003	9.000	1,500,000	—	140,000	—	—	1,360,000
14/01/2004	9.720	—	49,308,000	1,809,000	—	1,058,000	46,441,000
20/04/2004	9.890	—	5,600,000	—	—	—	5,600,000
25/05/2004	9.150	—	42,384,000	6,392,000	—	136,000	35,856,000
02/06/2004	9.550	—	5,022,000	—	—	—	5,022,000
22/07/2004	9.800	—	2,800,000	—	—	—	2,800,000
04/10/2004	10.350	—	49,690,000	10,000	—	—	49,680,000
		71,360,000	154,804,000	25,371,000	—	6,498,000	194,295,000
		91,490,000	154,804,000	28,837,000	—	7,148,000	210,309,000

上表已包括授予董事的購股權，其詳情如下：

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1/1/2004	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding at 31/12/2004
舊計劃 Old Scheme	11,986,000	—	1,500,000	—	—	10,486,000
新計劃 New Scheme	11,706,000	13,260,000	500,000	—	—	24,466,000

(i) 僱員(包括董事)(續) (i) Employees (including directors) (continued)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	於本年度授出 Granted during the year	購股權數目 Number of share options 於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零三年十二月三十一日尚未行使 Outstanding at 31/12/2003
舊計劃 Old Scheme							
20/06/2000	7.190	16,791,000	—	1,110,000	80,000	814,000	14,787,000
21/11/2000	7.080	5,788,000	—	445,000	—	—	5,343,000
		22,579,000	—	1,555,000	80,000	814,000	20,130,000
新計劃 New Scheme							
07/02/2002	7.170	28,890,000	—	3,240,000	—	1,400,000	24,250,000
08/03/2002	7.500	980,000	—	—	—	—	980,000
19/04/2002	7.400	15,020,000	—	1,020,000	—	2,500,000	11,500,000
23/05/2002	8.900	300,000	—	—	—	—	300,000
02/08/2002	8.320	25,500,000	—	764,000	—	11,368,000	13,368,000
07/11/2002	7.700	2,000,000	—	68,000	—	—	1,932,000
24/01/2003	7.250	—	1,800,000	180,000	—	—	1,620,000
14/04/2003	6.290	—	9,740,000	726,000	—	—	9,014,000
01/08/2003	7.100	—	3,266,000	1,370,000	—	—	1,896,000
08/10/2003	8.900	—	5,000,000	—	—	—	5,000,000
02/12/2003	9.000	—	1,500,000	—	—	—	1,500,000
		72,690,000	21,306,000	7,368,000	—	15,268,000	71,360,000
		95,269,000	21,306,000	8,923,000	80,000	16,082,000	91,490,000

上表已包括授予董事的購股權，其詳情如下：

Details of the share options held by the directors included in the above table are as follows:

舊計劃 Old Scheme	12,586,000	—	—	—	600,000	11,986,000
新計劃 New Scheme	12,006,000	—	—	—	300,000	11,706,000

27. Share Capital (continued)

(ii) 其他參與者

(ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	購股權數目 Number of share options 於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零四年十二月三十一日尚未行使 Outstanding at 31/12/2004
新計劃 New Scheme							
05/03/2002	7.350	24,078,000	—	4,444,000	—	10,000	19,624,000
23/05/2002	8.900	30,000	—	—	—	—	30,000
14/04/2003	6.290	620,000	—	—	—	—	620,000
22/07/2004	9.800	—	300,000	—	—	—	300,000
		24,728,000	300,000	4,444,000	—	10,000	20,574,000

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	購股權數目 Number of share options 於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零三年十二月三十一日尚未行使 Outstanding at 31/12/2003
新計劃 New Scheme							
05/03/2002	7.350	24,608,000	—	300,000	—	230,000	24,078,000
23/05/2002	8.900	80,000	—	—	—	50,000	30,000
14/04/2003	6.290	—	720,000	100,000	—	—	620,000
		24,688,000	720,000	400,000	—	280,000	24,728,000

附註：

1. 此等期權已於截至二零零四年十二月三十一日止年內行使，行使當日的市價介乎港幣8.4元至港幣11.9元(二零零三年：港幣6.75元至港幣9.40元)。

Note:

1. These options were exercised throughout the year ended 31 December 2004 with market prices at the date of exercise ranging from HK$8.4 to HK$11.9 (2003: HK$6.75 to HK$9.40).

二十八. 儲備

本集團

本集團儲備變動詳情載於第78頁的綜合股東權益變動表。

(甲) 先前在儲備中對銷／撥入儲備並於二零零四年十二月三十一日仍有餘額之商譽及負商譽分別為港幣6,493,281,000元(二零零三年：港幣6,494,341,000元)及港幣642,592,000元(二零零三年：港幣642,592,000元)。

(乙) 一般儲備為股東權益之部份，並包括中國內地之附屬公司及聯營公司之法定盈餘儲備、法定公益金及任意盈餘公積金。

(丙) 本集團保留溢利內已包括由本集團聯營公司所保留之溢利約港幣323,667,000元(二零零三年：港幣257,612,000元)。

28. Reserves

The Group

Details of changes in reserves of the Group are set out in the consolidated statement of changes in equity on page 78.

(a) Goodwill and negative goodwill previously eliminated against/credited to reserves and outstanding as at 31 December 2004 amounted to HK$6,493,281,000 (2003: HK$6,494,341,000) and HK$642,592,000 (2003: HK$642,592,000) respectively.

(b) *General reserve is part of shareholders' funds and comprises statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve of subsidiaries and associates in the Chinese Mainland.*

(c) The retained profits of the Group include approximately HK$323,667,000 (2003: HK$257,612,000) retained by associates of the Group.

		股份溢價 Share premium 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本公司	**The Company**				
於二零零三年一月一日	At 1 January 2003	10,348,435	45,171	2,694,471	13,088,077
發行股份溢價	Premium on shares issued	57,900	—	—	57,900
發行股份費用	Share issue expenses	(62)	—	—	(62)
股東應佔溢利	Profit attributable to shareholders	—	—	147,774	147,774
股息(註十一)	Dividends (Note 11)	—	—	(1,529,252)	(1,529,252)
於二零零四年一月一日	At 1 January 2004	10,406,273	45,171	1,312,993	11,764,437
發行股份溢價	Premium on shares issued	230,838	—	—	230,838
發行股份費用	Share issue expenses	(261)	—	—	(261)
重估盈餘	Surplus on revaluation	—	300	—	300
股東應佔溢利	Profit attributable to shareholders	—	—	2,362,595	2,362,595
股息(註十一)	Dividends (Note 11)	—	—	(526,297)	(526,297)
於二零零四年十二月三十一日	At 31 December 2004	10,636,850	45,471	3,149,291	13,831,612

本公司可供分派予股東之儲備為港幣3,149,291,000元(二零零三年：港幣1,312,993,000元)。

Reserves of the Company available for distribution to shareholders amounted to HK$3,149,291,000 (2003: HK$1,312,993,000).

二十九. 綜合現金流量表附註

29. Notes to the Consolidated Cash Flow Statement

甲 經營活動之現金流量

A Cash flows from operating activities

		二零零四年 港幣千元 2004 HK$'000	二零零三年 港幣千元 2003 HK$'000
除稅前溢利	Profit before taxation	**2,312,739**	1,981,067
調整：	Adjustments for :		
應佔一間共同控制實體業績	Share of results of a jointly controlled entity	**(741)**	(184,938)
應佔聯營公司業績	Share of results of associates	**(495,290)**	(484,686)
出售聯營公司所得溢利	Profit on disposal of associates	**(326,181)**	(1,220)
出售附屬公司所得溢利	Profit on disposal of subsidiaries	**—**	(4,941)
股息收入	Dividend income	**(4,357)**	(8,507)
利息收入	Interest income	**(78,026)**	(68,761)
利息支出	Interest expenses	**267,932**	213,398
出售固定資產(溢利)／虧損	Net (profit)/ loss on disposal of fixed assets	**(129,225)**	2,505
已確認之固定資產減值虧損	Impairment loss recognised on fixed assets	**18,571**	16,919
無形資產攤銷	Amortisation of intangible assets	**129,858**	97,899
所確認之負商譽	Negative goodwill recognised	**(14,067)**	(13,079)
折舊	Depreciation	**1,141,650**	978,675
已動用之儲油服務費	Tank storage service fee utilised	**21,600**	21,600
重估盈餘	Revaluation surplus	**(41,668)**	(11,573)
營運資金變動前之經營溢利	Operating profit before working capital changes	**2,802,795**	2,534,358
待售物業之變動	Changes in properties held for sale	**7,318**	29,639
其他存貨之變動	Changes in other stocks	**(505,317)**	(507,864)
貿易及其他應收款項之變動	Changes in trade and other receivables	**(97,459)**	(567,092)
貿易及其他應付款項之變動	Changes in trade and other payables	**866,012**	10,163
經營所得之現金	Cash generated from operations	**3,073,349**	1,499,204

二十九. 綜合現金流量表附註（續）

29. Notes to the Consolidated Cash Flow Statement (continued)

乙 出售附屬公司／分拆一間附屬公司

B Disposal of subsidiaries/spin-off of a subsidiary

		二零零四年 港幣千元 2004 HK$'000	二零零三年 港幣千元 2003 HK$'000
出售／分拆資產淨值：	Net assets disposed of/spin-off:		
固定資產	Fixed assets	—	290,450
於聯營公司之權益	Interests in associates	—	29,959
應收聯營公司款項	Amounts due from associates	—	22,995
其他投資	Other investments	—	385
存貨	Stocks	—	39,322
貿易及其他應收款項	Trade and other receivables	—	138,759
現金及銀行結存	Cash and bank balances	—	263,439
貿易及其他應付款項	Trade and other payables	—	(100,956)
應付稅項	Taxation payable	—	(1,937)
遞延稅項負債	Deferred taxation liabilities	—	(43,366)
短期貸款	Short term loan	—	(54,459)
少數股東權益	Minority interests	—	(23,856)
儲備調撥	Reserves released	—	9
從資本儲備調撥之商譽	Goodwill released from capital reserve	—	120,777
從保留溢利調撥之商譽	Goodwill released from retained earnings	—	628,778
出售附屬公司所得溢利	Profit on disposal of subsidiaries	—	4,941
		—	1,315,240
以下列方式支付：	Satisfied by:		
現金代價	Cash consideration	—	30,080
實物分派一間附屬公司股份	Distribution in specie of a subsidiary's shares	—	1,285,160
		—	1,315,240
出售／分拆附屬公司所得之現金及現金等值流出淨額分析	**Analysis of the net outflow of cash and cash equivalents in respect of disposal of subsidiaries/spin-off of a subsidiary**		
已收現金代價	Cash considerations received	—	30,080
出售現金及銀行結餘	Cash and bank balances disposed of	—	(263,439)
		—	(233,359)

二十九. 綜合現金流量表附註（續）

29. Notes to the Consolidated Cash Flow Statement (continued)

丙 收購附屬公司／業務

C Acquisition of subsidiaries/business

		二零零四年 港幣千元 2004 HK$'000	二零零三年 港幣千元 2003 HK$'000
收購所得資產淨值：	Net assets acquired:		
固定資產	Fixed assets	**2,289,457**	958,026
無形資產	Intangible assets	**20,603**	—
其他投資	Other investments	**1,854**	8,179
存貨	Stocks	**267,970**	476,020
貿易及其他應收款項	Trade and other receivables	**297,905**	267,594
可退回稅項	Taxation recoverable	**—**	68
遞延稅項資產	Deferred taxation assets	**—**	7,720
現金及銀行結餘	Cash and bank balances	**148,855**	189,954
貿易及其他應付款項	Trade and other payables	**(618,797)**	(935,991)
應付稅項	Taxation payable	**(771)**	(4,926)
短期貸款	Short term loans	**(1,470,858)**	(366,938)
長期貸款	Long term loans	**(22,410)**	(112,930)
遞延稅項負債	Deferred taxation liabilities	**(309)**	(17,936)
少數股東權益	Minority interests	**(219,805)**	(217,025)
收購時產生之負商譽	Negative goodwill on acquisition	**—**	(19,922)
收購時產生之商譽	Goodwill on acquisition	**898,529**	187,692
		1,592,223	419,585
減：收購前持有一間聯營公司的資產淨值	Less: Net assets of an associate held prior to acquisition	**—**	(76,462)
		1,592,223	343,123
以下列方式支付：	Discharged by:		
現金	Cash	**1,355,215**	310,305
應付代價結餘	Balance of consideration payable	**124,208**	32,818
預付款項	Prepayment	**112,800**	—
		1,592,223	343,123
收購業務／附屬公司之現金及現金等值流出淨額分析	**Analysis of net outflow of cash and cash equivalents in respect of the purchase of business/subsidiaries' under takings**		
現金代價	Cash consideration	**(1,355,215)**	(310,305)
收購所得現金及銀行結餘	Cash and bank balances acquired	**148,855**	189,954
		(1,206,360)	(120,351)

三十. 資本承擔

30. Capital Commitments

		本集團 The Group		本公司 The Company	
		二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000	二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000
於結算日尚未完成之資本承擔如下：	Capital commitments outstanding at the balance sheet date are as follows:				
已簽約但尚未撥備之購入及興建固定資產	Contracted but not provided for purchase and construction of fixed assets	**474,504**	159,481	**—**	—
已批准但尚未簽約之購入及興建固定資產	Authorised but not contracted for purchase and construction of fixed assets	**534,006**	193,379	**—**	—
		1,008,510	352,860	**—**	—

三十一. 營業租約承擔

31. Operating Lease Commitments

(甲) 本集團作為承租人

(a) The Group as lessee

		本集團 The Group		本公司 The Company	
		二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000	二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000
於結算日，不可註銷營業租約項下最低租賃款項之應付狀況如下：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are payable as follows:				
— 在一年內屆滿	— Within one year	**730,948**	731,191	**—**	—
— 在第二年至第五年內（包括首尾兩年）屆滿	— In the second to fifth year inclusive	**1,877,416**	2,068,936	**—**	—
— 在第五年之後屆滿	— After five years	**4,049,792**	4,882,305	**—**	—
		6,658,156	7,682,432	**—**	—

營業租賃款項指本集團應為若干零售門市以及物業支付之租金。租約主要按一至三十年之租賃年期商議。

Operating lease payments represent rental payable by the Group for certain of its retail outlets and properties. Leases are negotiated for lease terms principally ranged from 1 to 30 years.

三十一. 營業租約承擔(續)

31. Operating Lease Commitments (continued)

(乙) 本集團作為出租人

(b) The Group as lessor

		本集團 The Group		本公司 The Company	
		二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000	二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000
於結算日,不可註銷營業租約項下最低租賃款項之應收狀況如下:	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:				
投資物業	Investment properties				
— 在一年內屆滿	— Within one year	**316,292**	273,995	**—**	962
— 在第二年至第五年內(包括首尾兩年)屆滿	— In the second to fifth year inclusive	**300,267**	325,210	**—**	777
— 在第五年之後屆滿	— After five years	**51,022**	52,658	**—**	—
		667,581	651,863	**—**	1,739

此等物業之租客平均租用年期介乎1至10年。

These properties have committed tenants for an average term from 1 to 10 years.

三十二. 融資租約項下之承擔

32. Obligations Under Finance Leases

		最低租賃款項 Minimum lease payments		最低租賃款項現值 Present value of minimum lease payments	
		二零零四年 港幣千元 2004 HK$'000	二零零三年 港幣千元 2003 HK$'000	二零零四年 港幣千元 2004 HK$'000	二零零三年 港幣千元 2003 HK$'000
於結算日，本集團根據融資租約須繳付之款項如下：	At the balance sheet date, the Group's amounts payable under finance leases are as follows:				
在一年內屆滿	Within one year	**8,729**	9,773	**7,750**	8,138
在第二年至第五年內(包括首尾兩年)屆滿	In the second to fifth year inclusive	**7,366**	14,628	**6,286**	12,605
在第五年之後屆滿	After five years	**—**	543	**—**	512
		16,095	24,944	**14,036**	21,255
減：日後財務費用	Less: future finance charges	**(2,059)**	(3,689)		
租賃承擔之現值	Present value of lease obligations	**14,036**	21,255		
減：須於十二個月內償還之款項	Less: Amount due for settlement within 12 months			**(7,750)**	(8,138)
須於十二個月後償還之款項	Amount due for settlement after 12 months			**6,286**	13,117

本集團將若干固定資產以融資租賃方式租入。平均租賃期是五年。截至二零零四年十二月三十一日止年度，實際平均借貸年利率約為11%(二零零三年：11%)。利率乃於簽約當日釐定。所有租賃乃採用固定還款方式，且並無就或然租金款項訂立任何安排。

The Group leases certain of its fixed assets under finance leases. The average lease term is five years. For the year ended 31 December 2004, the average effective borrowing rate was approximately 11% p.a. (2003:11% p.a.). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

三十三. 或然負債

33. Contingent Liabilities

	本集團 The Group		本公司 The Company	
	二零零四年 港幣千元 2004 HK$'000	二零零三年 港幣千元 2003 HK$'000	二零零四年 港幣千元 2004 HK$'000	二零零三年 港幣千元 2003 HK$'000
於結算日，本公司為附屬公司提供之銀行及其他貸款擔保而產生之或然負債 At the balance sheet date, there were contingent liabilities in respect of guarantees for banks and other loans provided to				
一附屬公司 — subsidiaries	**—**	—	**6,856,869**	4,782,500
一一間聯營公司 — an associate	**—**	—	**500,000**	500,000
	—	—	**7,356,869**	5,282,500

三十四. 關連交易

甲 於二零零四年十二月三日，本公司與華潤集團及其母公司華潤股份有限公司(「華潤股份公司」)訂立一項有條件收購協議，以代價港幣660,300,000元收購其於致力投資有限公司、彩裕投資有限公司及穩信投資有限公司(「三家BVI公司」)擁有的全部100%權益。有關的收購代價將由本公司配發及發行57,971,905股新股支付。三家BVI 公司已於二零零四年十二月三日分別與華潤股份公司相關成員及其附屬公司另行簽訂有條件收購協議，在該等協議完成後，三家BVI公司將會成為下列各項的合法及實益擁有人：

(i) 華潤萬家集團及華潤萬佳集團(「華潤萬家業務」)的35%權益；

(ii) 相關股東貸款人民幣35,000,000元(約相當於港幣32,900,000元)；及

(iii) 蘇果超市有限公司(「蘇果」)的11.5%權益。

34. Related Party Transactions

A On 3 December 2004, the Company entered into a conditional acquisition agreement with CRH and its holding company, China Resources Co., Limited (華潤股份有限公司) ("CR Company") for the acquisition of its 100% equity interest in Aiming Investments Limited, Wealth Choice Investments Limited and Surefaith Investments Limited (collectively "BVI Companies") for a total consideration of HK$660,300,000 which would be satisfied by the allotment and issue of 57,971,905 new shares in the Company. The BVI Companies had entered into separate conditional acquisition agreements on 3 December 2004 with the relevant member of the CR Company and its subsidiaries, whereby they will, on completion of such agreements, become the legal and beneficial owners of:

(i) the 35% equity interest in China Resources Vanguard Group and China Resources Wan Jia Group ("the CR Vanguard Business");

(ii) a related shareholders' loan of RMB35,000,000 (equivalent to approximately HK$32,900,000); and

(iii) the 11.5% equity interest in 蘇果超市有限公司 ("Suguo Supermarket Co., Ltd.") ("Suguo").

三十四. 關連交易(續)

收購事項後，華潤萬家業務將由本集團全資擁有，而蘇果將由本集團擁有85%，其餘15%由獨立第三方江蘇省果品食雜總公司所擁有。

代價乃經公平磋商釐定，並已計及香港及中國連鎖店業內可資比較公司及交易的成交倍數，以及華潤萬家業務及蘇果的業務前景。

收購事項分別經由股東於二零零五年一月批准及經由中華人民共和國商務部於二零零五年三月批准。預期交易將於二零零五年第二季完成。

乙 於二零零四年八月二日，本集團兩家全資附屬公司華潤超級市場(蘇州)有限公司及上海華潤萬家江灣超市有限公司，分別就(i)於蘇州廣濟路興建一幢四層高多功能大樓；及(ii)於上海逸仙路興建一幢四層高社區購物中心，與華潤股份有限公司(「華潤股份公司」)的間接全資附屬公司華潤建築有限公司(「華潤建築」)訂立合同，聘請其為承包商，代價分別為人民幣29,750,000元(約相當於28,100,000港元)及人民幣50,000,000元(約相當於47,200,000港元)。

合同乃根據本集團的邀請招標程序而訂立。經審慎考慮所提交的各份標書(包括投標價、工期、聘用之技術專才、公司規模及聲譽)，最後華潤建築獲選為此等工程的承包商。

34. Related Party Transactions (continued)

After the acquisition, the CR Vanguard Business will wholly owned by the Company and Suguo would be 85% owned by the Group with the remaining 15% being owned by 江蘇省果品食雜總公司 (Jiangsu Foodstuffs Co., Ltd.), an independent third party.

The consideration was arrived at after arm's length negotiations and had taken into account trading multiples of comparable companies and transactions in the retail chain industry in Hong Kong and in the Chinese Mainland, and the business prospects of the China Resources Vanguard Business and the Suguo.

The acquisition was approved by shareholders in January 2005 and the Ministry of Commerce of the People's Republic of China in March 2005. The transaction is expected to be completed in the second quarter of 2005.

B On 2 August 2004, 華潤超級市場(蘇州)有限公司 (China Resources Supermarket (Suzhou) Co., Ltd.) and 上海華潤萬家江灣超市有限公司 "Shanghai CR Vanguard (Jiangwan) Supermarket Co., Ltd.", both being wholly-owned subsidiaries of the Group, respectively entered into two contracts with 華潤建築有限公司 "China Resources Construction Corp." ("CRC"), an indirect wholly-owned subsidiary of 華潤股份有限公司 "China Resources Co., Limited" as the contractor for the construction of: (i) a four-storey multi-function building in Guangji Lu (廣濟路), Suzhou; and (ii) a four-storey community shopping mall in Yixian Lu (逸仙路), Shanghai, for the respective consideration of RMB29,750,000 (equivalent to approximately HK$28,100,000) and RMB50,000,000 (equivalent to approximately HK$47,200,000).

The contracts were entered into pursuant to invitation for tenders by the Group and CRC was chosen as the contractor for these various projects after careful consideration of the respective tenders submitted (including the bid prices, delivery schedules, technical expertise, size and reputation).

三十四. 關連交易（續）

34. Related Party Transactions (continued)

丙 年內，本集團亦曾與有關連人士訂立以下交易：

C During the year, the Group also entered into transactions with related parties as follows:

		二零零四年 港幣千元 **2004 HK$'000**	二零零三年 港幣千元 2003 HK$'000
向一間控股公司及母公司集團之附屬公司銷售貨品（附註甲）	Sales of goods to a holding company and fellow subsidiaries (note a)	**30,746**	59,762
向母公司集團之附屬公司提供倉貯服務（附註甲）	Provision for godown and storage services to fellow subsidiaries (note a)	**173**	154
從母公司集團之附屬公司購入貨品（附註甲）	Purchases of goods from fellow subsidiaries (note a)	**7,863**	24,762
向母公司集團之附屬公司支付營業租約款項及其他費用（附註乙）	Operating lease payments and other charges paid to fellow subsidiaries (note b)	**37,814**	44,404
由母公司集團之一間附屬公司提供建築服務（附註乙）	Construction services provided by a fellow subsidiary (note b)	**2,466**	45,716
應付一間控股公司及母公司集團之一間附屬公司之儲油服務費（附註乙）	Tank storage service fees payable to a holding company and a fellow subsidiary (note b)	**141,600**	141,600
應收一間控股公司及母公司集團之一間附屬公司之儲存設施管理費用（附註乙）	Storage facilities management fees receivable from a holding company and a fellow subsidiary (note b)	**19,992**	19,992
向母公司集團之一間附屬公司提供船塢操作服務（附註乙）	Provision of dockyard operations services to a fellow subsidiary (note b)	**—**	1,970
根據倉儲管理協議及設施管理協議進行之交易	Transactions under godown management agreement and facilities management agreement		
— 向一間控股公司及母公司集團之一間附屬公司收取服務費（附註乙）	— Receipts of services fee from a holding company and a fellow subsidiary (note b)	**223,990**	104,300
— 向一間控股公司及母公司集團之一間附屬公司支付月費（附註乙）	— Payment of monthly fee to a holding company and a fellow subsidiary (note b)	**30,000**	12,500

三十四. 關連交易(續)

34. Related Party Transactions (continued)

附註：

甲 此等交易是按當時市價進行。

乙 此等交易是依據有關協議內之定價政策進行。

丙 年內，本集團亦按象徵式價格，租賃若干由本公司之控股公司擁有之單位。

Notes:

a The transactions were carried out with reference to the prevailing market prices.

b The transactions were carried out in accordance with the pricing policies set out in the relevant agreements.

c During the year, the Group also leased certain premises owned by the Company's holding company at a nominal amount.

三十五. 批准財務報告

第73頁至第139頁所刊載之財務報告已獲董事局於二零零五年四月八日批准。

35. Approval of Financial Statements

The financial statements set out on page 73 to 139 were approved by the Board of Directors on 8 April 2005.

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一)石油及化學品經銷 **(1) Petroleum and Chemical Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤石化(集團)有限公司 China Resources Petrochems (Group) Company Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	—	100.0	投資控股 Investment holding
華潤化工有限公司 China Resources Chemicals Company Limited	50,000,000股每股面值港幣1元之普通股 50,000,000 ordinary shares of HK$1 each	100.0	—	100.0	經銷化學產品 Trading of chemical products
嘉陵有限公司 Callany Limited	40,000,000股每股面值港幣1元之普通股 40,000,000 ordinary shares of HK$1 each	100.0	—	100.0	石油運輸服務及貿易 Transportation services and trading of petroleum
華潤石油氣有限公司 China Resources Gas Company Limited	10,000,000股每股面值港幣1元之普通股 10,000,000 ordinary shares of HK$1 each	100.0	—	100.0	經銷石油氣 Trading of liquefied petroleum gas
華潤石油有限公司 China Resources Petroleum Company Limited	30,000,000股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100.0	—	100.0	經銷石油產品 Trading of petroleum products
華潤油站有限公司 CRC Petrol Filling Station Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100.0	—	100.0	經營油站 Petrol filling station operations
定基投資有限公司 Ting Key Investment Limited	10,000股每股面值港幣1元之普通股 10,000 ordinary shares of HK$1 each	100.0	—	100.0	經營油站 Petrol filling station operations

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 石油及化學品經銷(續) **(1) Petroleum and Chemical Distribution** (continued)					
於新加坡註冊成立 **Incorporated in Singapore**					
@ China Resources Petrochem (Singapore) Pte Ltd.	1,000,000股每股面值1新加坡元之普通股 1,000,000 ordinary shares of S$1 each	100.0	—	100.0	經銷石油及化學產品 Trading of petroleum and chemical products
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
@ 深圳市華潤石油有限公司	人民幣5,000,000元 RMB5,000,000	100.0	—	100.0	石化產品貿易及儲存 Trading and storing of petrochemical products
深圳市華潤石化投資發展有限公司	人民幣100,000,000元 RMB100,000,000	100.0	—	100.0	經營油站及成品油批發 Petrol filling station operation and wholesale of petrol products
(二) 零售 **(2) Retail**					
於香港註冊成立 **Incorporated in Hong Kong**					
中藝(香港)有限公司 Chinese Arts & Crafts (H.K.) Limited	5,000,000股每股面值港幣10元之普通股 5,000,000 ordinary shares of HK$10 each	100.0	—	100.0	零售業務 Retail business
華潤超級市場(香港)有限公司 China Resources Supermarket (Hong Kong) Company Limited	90,000,000股每股面值港幣1元之普通股 90,000,000 ordinary shares of HK$1 each	100.0	—	100.0	超市業務，投資控股及貨品批發 Supermarket operations, investment holding and wholesale of merchandise

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二)零售(續) **(2) Retail** (continued)					
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
* 華潤萬家有限公司 (China Resources Vanguard Co., Ltd.)	人民幣712,500,000元 RMB712,500,000	65.0	65.0	—	零售業務 Retail business
* 華潤萬家(蘇州)超市有限公司 (China Resources Vanguard (Suzhou) Supermarket Co., Ltd.) (前稱：華潤超級市場(蘇州)有限公司) (Formerly: China Resources Supermarket (Suzhou) Co. Ltd.)	8,000,000美元 US$8,000,000	100.0	—	100.0	超市業務 Supermarket operations
廣州市萬佳百貨有限公司	人民幣30,000,000元 RMB30,000,000	65.0	—	100.0	超市業務 Supermarket operations
*@ 上海創思服飾有限公司	1,000,000美元 US$1,000,000	51.0	—	100.0	服裝及配套服飾之批發 Wholesale distribution of apparel and accessories
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@ Tactical Solutions Incorporated	100美元 US$100	51.0	—	51.0	投資控股 Investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／ 註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(三) 食品加工及經銷 **(3) Food Processing and Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
五豐行有限公司 Ng Fung Hong Limited	1,046,258,000股每股面值港幣0.1元之普通股 1,046,258,000 ordinary shares of HK$0.1 each	100.0	—	100.0	鮮活冷凍食物經銷、屠場經營、食品代理及投資控股 Distribution of fresh, live and frozen foodstuff, abattoir operation, acting as food agent and investment holding
五豐凍品水產有限公司 Ng Fung Frozen Meats & Aquatic Products Co. Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	94.0	—	94.0	經銷凍肉及水產 Trading of frozen meats and aquatic products
中港聯合生豬有限公司 Chung Kong Luen Livestock Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	35.7	—	51.0	生豬批發 Wholesale of live pigs
五豐屠房(香港)有限公司 Ng Fung Slaughterhouse (Hong Kong) Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	74.0	—	62.0	提供管理服務及投資控股 Provision of management services and investment holding
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
@ China International Fisheries Corp. (中國國際漁業公司)	60,864股每股面值1美元之普通股 60,864 ordinary shares of US$1 each	51.0	—	51.0	投資控股 Investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／ 註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(三)食品加工及經銷(續) **(3) Food Processing and Distribution** (continued)					
於巴拿馬註冊成立 **Incorporated in Panama**					
@ Jin Feng S.A.	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	51.0	—	100.0	捕魚業、船隻租賃及提供魚類供應及燃料之船隻儲存服務 Marine fishing, vessel chartering and the provision of ship stores, fishing supplies and bunker oil
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@ Victory Return Corporation	1股每股面值1美元之普通股 1 ordinary share of US$1 each	51.0	—	100.0	捕魚業及提供船隻儲存及魚類供應 Marine fishing and the provision of ship stores and fishing supplies
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
@+**△ 徐州維維食品飲料股份有限公司 (Xuzhou VV Food & Beverage Co., Ltd.)	人民幣330,000,000元 RMB330,000,000	25.1	—	25.1	生產豆奶 Production of soya milk
* 五豐食品(深圳)有限公司 (Ng Fung Foods (Shenzhen) Co., Ltd.)	人民幣543,000,000元 RMB543,000,000	70.0	—	70.0	禽畜飼養、屠場經營、肉類加工及家禽批發 Livestock raising, abattoir operation, meat products processing and poultry wholesaling

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／ 註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四)飲品					
(4) Beverage					
於英屬處女群島註冊成立					
Incorporated in British Virgin Islands					
華潤雪花啤酒有限公司 (前稱：華潤啤酒有限公司) China Resources Snow Breweries Limited (Formerly: China Resources Breweries Limited)	42,700,000美元 US$42,700,000	51.0	51.0	—	投資控股 Investment holding
於中國內地註冊成立					
Incorporated in the Chinese Mainland					
** 華潤雪花啤酒(遼寧)有限公司 (前稱：瀋陽華潤雪花啤酒有限公司) (China Resources Snowflake Brewery (Liaoning) Company Limited) (Formerly: China Resources (Shenyang) Snowflake Brewery Company Limited)	21,514,531美元 US$21,514,531	51.0	—	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(江蘇)有限公司 (China Resources Snow Breweries (Jiangsu) Limited)	114,000,000美元 US$114,000,000	51.0	—	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 瀋陽華創啤酒有限公司 (Shenyang Huachuang Brewery Co. Ltd)	人民幣34,000,000元 RMB34,000,000	51.0	—	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(大連)有限公司 (前稱：大連華潤啤酒有限公司) (China Resources Snow Brewery (Dalian) Co., Ltd.) (Formerly: China Resources (Dalian) Brewery Company Limited)	21,200,000美元 US$21,200,000	51.0	—	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 飲品(續) **(4) Beverage** (continued)					
於中國內地註冊成立(續) **Incorporated in the Chinese Mainland** (continued)					
** 華潤雪花啤酒(吉林)有限公司(前稱：吉林華潤啤酒有限公司) (China Resources Snowflake Brewery (Jilin) Co., Ltd.) (Formerly: China Resources (Jilin) Brewery Company Limited)	23,200,000美元 US$23,200,000	51.0	—	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(安徽)有限公司(前稱：安徽華潤啤酒有限公司) (China Resources Snowflake (Anhui) Brewery Co., Ltd.) (Formerly: China Resources (Anhui) Brewery Company Limited)	人民幣246,000,000元 RMB246,000,000	51.0	—	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 浙江錢江啤酒股份有限公司(前稱：浙江錢啤集團股份有限公司) (Zhejiang Qianjiang Breweries Stock Co., Ltd.)	人民幣120,000,000元 RMB120,000,000	35.7	—	70.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 四川華潤藍劍啤酒有限責任公司 (China Resources Blue Sword (Sichuan) Brewery Company Limited)	人民幣113,792,501元 RMB113,792,501	31.6	—	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(成都)啤酒有限責任公司 (China Resources Blue Sword (Chengdu) Brewery Co., Ltd.)	人民幣124,143,853元 RMB124,143,853	31.6	—	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 飲品 (續) **(4) Beverage** (continued)					
於中國內地註冊成立 (續) **Incorporated in the Chinese Mainland** (continued)					
* 華潤雪花啤酒(武漢)有限公司 (前稱：武漢華潤啤酒有限公司) (China Resources Snowflake Brewery (Wuhan) Co., Ltd.) (Formerly: China Resources (Wuhan) Breweries Company Limited)	人民幣570,000,000元 RMB570,000,000	45.9	—	90.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤啤酒(中國)投資有限公司 (China Resources Brewery (China) Investment Co., Ltd.)	30,000,000美元 US$30,000,000	51.0	—	100.0	投資控股 Investment holding
(五) 紡織 **(5) Textile**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤輕紡(集團)有限公司 China Resources Light Industries and Textiles (Holdings) Company Limited	100,000,000股每股面值港幣1元之普通股 100,000,000 ordinary shares of HK$1 each	100.0	—	100.0	紡織品經銷及投資控股 Trading of textile materials and investment holding
華潤紡織品有限公司 China Resources Textiles Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100.0	—	100.0	紡織品經銷及投資控股 Trading of textile materials and investment holding
China Hua Yuan Company Limited	30,000,000股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100.0	—	100.0	出入口紡織品經銷及投資控股 Import & export of textiles materials and investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(五)紡織(續) **(5) Textile** (continued)					
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
** 華潤輕紡投資發展有限公司 (China Resources Light Industries and Textiles Investment & Development Company Limited)	73,200,000美元 US$73,200,000	100.0	—	100.0	投資控股 Investment holding
@*** 華潤錦華股份有限公司 (China Resources Jinhua Stock Co., Ltd.)	人民幣129,665,718美元 RMB129,665,718	51.0	—	51.0	紗布生產及營銷 Production and trading of textile products
** 山東聊城華潤紡織有限公司 (Shandong Liaocheng China Resources Textiles Co., Ltd.)	16,430,000美元 US$16,430,000	100.0	—	100.0	紗布生產及營銷 Manufacture and trading of textile products
** 山東濱州華潤紡織有限公司 (Shandong Binzhou China Resources Textiles Co., Ltd.)	29,050,000美元 US$29,050,000	100.0	—	100.0	紗布生產及營銷 Production and trading of textile products
** 山東濰坊華潤紡織有限公司 (Shandong Weifang China Resources Textiles Co., Ltd.)	24,070,000美元 US$24,070,000	100.0	—	100.0	紗布生產及營銷 Manufacture and trading of textile products
(六)物業及物流 **(6) Property and Logistics**					
於香港註冊成立 **Incorporated in Hong Kong**					
華創物業(香港)有限公司 CRE Properties (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	—	100.0	投資控股及物業管理 Investment holding and property management
CRE Property (Silvercord) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	—	100.0	物業投資 Property investment

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(六) 物業及物流(續) **(6) Property and Logistics** (continued)					
於香港註冊成立(續) **Incorporated in Hong Kong** (continued)					
CRE Property (Argyle Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	—	100.0	物業持有 Property holding
CRE Property (Nan Fung Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	—	100.0	物業投資 Property investment
潤發倉碼有限公司 Yuen Fat Wharf & Godown Company Limited	1,000,000股每股面值港幣1元之普通股 1,000,000 ordinary shares of HK$1 each	100.0	—	100.0	倉儲服務 Wharf & godown services
(七) 投資及其他 **(7) Investments and Others**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤創業財務(香港)有限公司 CRE Finance (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	100.0	—	財務 Financing
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
Purple Finance Ltd	2股每股面值1美元之普通股 2 ordinary shares of US$1 each	100.0	100.0	—	財務 Financing
Hebe Haven Inc.	1股每股面值1美元之普通股 1 ordinary share of US$1 each	100.0	100.0	—	財務 Financing

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(七) 投資及其他(續) **(7) Investments and Others** (continued)					
於英屬處女群島註冊成立(續) **Incorporated in British Virgin Islands** (continued)					
@#△ HIT Investments Limited	200股每股面值1美元之普通A股 200 ordinary "A" shares of US$1 each	10.0	—	10.0	在香港投資貨櫃碼頭營運 Investment in container terminal operations in Hong Kong
@#△ Hutchison Ports Yantian Investments Limited	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	10.0	—	10.0	在中國內地投資貨櫃碼頭營運 Investment in container terminal operations in the Chinese Mainland

附註：
Notes:

一. 董事認為，全面載列所有附屬及聯營公司詳情會使篇幅過於冗長，故上表僅載列對本集團業績或資產具重大影響力之附屬公司及聯營公司詳情。
1. The Directors are of the opinion that a complete list of the particulars of all subsidiaries and associates will be of excessive length and therefore the above list contains only the particulars of the subsidiaries and associates which materially affect the results or assets of the Group.

二. 除有註明者外，各公司之主要營業所在國家亦即其註冊成立所在地點。
2. Unless otherwise stated, the principal country of operation of each company is the same as its place of incorporation.

三. 在中國內地註冊成立之公司，已分別採納各自之英文名稱。
3. For companies incorporated in the Chinese Mainland with an English name, such name has been adopted by each company.

四. 年內，本集團以總代價1,592,223,000港元購入若干公司之股權，其中1,355,215,000港元已於二零零四年支付。本集團本年度溢利及截至本年度止之資產淨值因進行收購事項而同時減少1,183,000港元。
4. During the year, the Group acquired equity interests in certain companies for an aggregate consideration of HK$1,592,223,000 of which HK$1,355,215,000 was paid in 2004. As a result of the acquisitions, the Group's profit for the year and the net assets at the year end have both been decreased by HK$1,183,000.

△ 聯營公司
△ Associates
* 中外合資企業
* Sino-foreign Equity Joint Venture
** 外資企業
** Wholly Foreign Owned Enterprise
*** 上市合資企業
*** Listed Joint Stock Company
# 透過定期參與該聯營公司之董事局會議而行使重大影響力
# Significant influence is exercised through the participation of regular board meeting of the associates
@ 並非由德勤•關黃陳方會計師行審核之公司
@ Companies not audited by Deloitte Touche Tohmatsu.

位置 Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲、 持作投資物業 **A. Properties held for investment**				
香港 **Hong Kong**				
華創大廈 香港灣仔軒尼詩道303號 內地段6524號之餘段及 內地段7004號至7008號之餘段 CRE Building 303 Hennessy Road Wanchai, Hong Kong IL6524 R.P. and IL7004-7008 R.P.	100%	7,451	商／辦 C/O	長期 Long
旺角中心一期 地庫A部份，地下部份1－4樓，4樓平台，5樓 及部份向西洋菜街南及亞皆老街的外牆及廣告板 九龍旺角彌敦道688號亞皆老街65號 Argyle Centre, Phase I Portion A on Basement, Portion of G/F, 1/F, 2/F, 3/F, 4/F and Flat Roof, 5/F and Part of External Walls and the Sign board of Portion A of Argyle Centre facing Sai Yeung Choi Street South and Argyle Street and scavenging lane, 688 Nathan Road 65 Argyle Street Mongkok Kowloon	100%	7,216	商 C	長期 Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲、 持作投資物業(續) **A. Properties held for investment** (continued)				
香港 **Hong Kong**				
南豐中心 地庫31及57號貨車位 A034－A041、BA044、A128、 A4201、A4301、A4502及A4602單位， 部份1至3樓樓面(連平台) 及3樓部份假天花至原來石屎天花間之空間 新界荃灣青山公路264－298號	100%	7,075	商／停	中期
Nan Fung Centre Lorry parking space Nos. 31 and 57 on Basement Units A034-A041, A044, A128, A4201, A4301, A4502 and A4602 and portion on 1/F-3/F with Flat Roof and the space between the floor ceiling and the original concrete ceiling over portion of 3/F 264-298 Castle Peak Road Tsuen Wan, New Territories			C/CP	Medium
星光行 地下9B號舖、10A號舖及一樓B舖 九龍尖沙咀梳士巴利道3號	100%	1,309	商	長期
Star House Shop 9B, 10A on G/F & Shop B on 1/F 3 Salisbury Road, Tsimshatsui, Kowloon			C	Long
8號商業廣場 24樓及3001－11室 香港柴灣新業街8號 內地段144號	100%	2,631	商／辦	中期
8 Commercial Tower 24/F & Room 3001-11 8 Sun Yip Street Chai Wan, Hong Kong Lot No. 144			C/O	Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term

甲、 持作投資物業(續)

A. Properties held for investment (continued)

香港

Hong Kong

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
樂聲中心 地下5－18號，20A，20B及20C號舖位， 怡和街入口(A入口)糖街入口(B入口)， 1至3樓全層及4樓整個平台 香港銅鑼灣怡和街19－31號及糖街2－8號 Lok Sing Centre Shop Nos. 5-18, 20A, 20B and 20C on G/F Entrance at Yee Wo Street (Entrance A) Entrance at Sugar Street (Entrance B) the whole of 1/F to 3/F and the whole Flat Roof on 4/F Level 19-31 Yee Wo Street and 2-8 Sugar Street Causeway Bay, Hong Kong	100%	8,982	商 C	長期 Long
新港中心 地下38號舖 1樓39號舖及2樓41號舖 第1座4樓401至410號寫字樓 5樓503號寫字樓及6樓610與611號寫字樓及 地庫13，14，15，16及17號車位 九龍尖沙咀廣東道30號 Silvercord Shop No. 38 on the G/F Shop No. 39 on 1/F and Shop No. 41 on 2/F Offices Nos. 401 to 410 on 4/F 503 on 5/F and 610 and 611 on 6/F Tower 1 and Car Park Nos. 13, 14, 15, 16 and 17 on Basement 30 Canton Road, Tsimshatsui, Kowloon	100%	8,251	商／停 C/CP	長期 Long

位置 Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲、 持作投資物業(續) **A. Properties held for investment** (continued)				
香港 **Hong Kong**				
北海中心 10樓A－F室，車位103&105號 香港灣仔軒尼詩道338號北海中心10樓(全層) CNT Tower Offices A-F on 10/F, Car Park 103 & 105, 338 Hennessy Road, Wan Chai, Hong Kong	100%	629	辦／停 O/CP	長期 Long
一洲國際廣場 32樓1，2，3，5，6，7－10單位 車位236，237，238號 香港上環軒諾道西118號 Yat Chau International Plaza, Room 1, 2, 3, 5, 6, 7-10 at 32/F, Car Park 236, 237, 238 at 2/F, 118 Connaught Road West, Hong Kong	100%	1,232	辦／停 O/CP	長期 Long
華比大廈 12樓（全層）及車位L2－36及L2－39 香港灣仔告士打道77－79號 Belgian Bank Tower 12/F and Car Park Space L2-36 & L2-39, 77-79 Gloucester Road, Wanchai, Hong Kong	100%	590	辦／停 O/CP	長期 Long
中藝大廈 九龍觀塘海濱道165號 CAC Tower 165 Hoi Bun Road Kwun Tong, Kowloon	100%	13,900	工 I	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲、 持作投資物業(續) **A. Properties held for investment** (continued)				
香港 **Hong Kong**				
中大貨倉大廈 地下,7,10,11樓,15至20樓全層(包括天台) 及地下1-23號車位, 九龍長沙灣瓊林街115號 Chung Dah Godown Building Ground floor, 7/F, 10/F to 11/F, 15/F to 20/F (including Main Roof) and car park Nos. 1 to 23 on Ground Floor 115 King Lam Street, Cheung Sha Wan, Kowloon	100%	8,822	工/停 I/CP	中期 Medium
達利中心 1樓101號室,2樓及3樓整個平台, 6樓貨倉,21—24號貨櫃電梯, 地下低層L8號車位, 車位P1-P103,L1-L7,L9-L15,L17-L43 新界葵涌梨木道88號 Riley House Unit 101 on 1/F, The whole of 2/F, 3/F & Roof Flat, Godown on 6/F, Cargo Lift Nos. 21-24 Car Parking Spaces No. L8 on Lower G/F, P1-P103, L1-L7, L9-L15, L17-L43, 88 Lei Muk Road, Kwai Chung, New Territories	100%	31,234	工/停 I/CP	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 （平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease Term
甲、 持作投資物業(續) **A. Properties held for investment** (continued)				
香港 **Hong Kong**				
油塘工業城B座7，8及9樓工場及 地庫L39，L40，L45，L46，L47及L48號貨車位 九龍油塘高輝道17號 Yau Tong Industrial City Workshop on 7/F, 8/F and 9/F of Block B and Lorry Parking Space Nos. L39, L40, L45, L46, L47 and L48 on Basement 17 Ko Fai Road Yau Tong Kowloon	100%	9,702	工／停 I/CP	中期 Medium
中國內地 **Chinese Mainland**				
廣東省江門市建設路東里村橋頭 江門市建設路196號	100%	62,915	商 C	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	概約 地盤面積 （平方米） Approx. Site Area (sq.m.)	樓面面積 （平方米） Floor Area (sq.m.)	用途 Type	完成狀況 Stage of Completion	估計落成日期 Estimated Date of Completion
乙、 發展中物業						
B. Properties under development						
香港						
Hong Kong						
香港九龍佐敦彌敦道233－239號 Nos. 233–239, Nathan Road, Jordan, Kowloon, Hong Kong	89%	938	9,475	商／辦 c/o	進行地基工程 Foundation in progress	二零零六年十月 October 2006

附註： 商：商業 住：住宅 停：停車場 辦：辦公室 工：工業

Note: C: Commercial R: Residential CP: Car Park O: Office I: Industrial

五年財務資料摘要

		二零零零年 港幣千元 2000 HK$'000	二零零一年 港幣千元 2001 HK$'000	二零零二年 港幣千元 2002 HK$'000	二零零三年 港幣千元 2003 HK$'000	**二零零四年 港幣千元 2004 HK$'000**
		註1Note1	註1Note1	註1Note1		
綜合業績	**Consolidated results**					
營業額	Turnover	16,810,248	24,196,490	28,822,019	34,655,172	**47,078,103**
股東應佔溢利	Profit attributable to shareholders	1,651,459	1,236,732	1,404,933	1,455,177	**1,603,249**
每股基本盈利	Basic earnings per share	HK$0.83	HK$0.62	HK$0.68	HK$0.70	**HK$0.76**
每股股息	Dividend per share					
中期	Interim	HK$0.06	HK$0.08	HK$0.09	HK$0.10	**HK$0.11**
末期	Final	HK$0.15	HK$0.10	HK$0.13	HK$0.14	**HK$0.16**
		HK$0.21	HK$0.18	HK$0.22	HK$0.24	**HK$0.27**
特別中期	Special interim	—	—	HK$0.25	註2 Note 2	—
綜合資產負債表	**Consolidated balance sheet**					
固定資產	Fixed assets	9,890,833	11,232,754	13,420,082	14,820,474	**19,215,056**
無形資產	Intangible assets	164,990	932,556	1,160,597	1,548,261	**2,528,460**
長期投資	Long term investments	3,345,322	3,246,194	2,273,713	2,035,670	**1,725,511**
預付款項	Prepayments	410,400	388,800	367,200	458,400	**959,920**
遞延稅項資產	Deferred taxation assets	12,932	86,331	90,169	141,379	**167,192**
流動資產淨值	Net current assets	4,545,039	4,040,581	2,430,056	2,780,280	**3,026,432**
資金運用	Employment of capital	18,369,516	19,927,216	19,741,817	21,784,464	**27,622,571**
股本	Share capital	1,988,785	2,015,550	2,080,405	2,089,728	**2,123,009**
儲備	Reserves	8,408,104	9,621,890	10,858,371	11,352,806	**13,658,559**
股東權益	Shareholders' funds	10,396,889	11,637,440	12,938,776	13,442,534	**15,781,568**
少數股東權益	Minority interests	2,893,180	2,905,147	3,290,057	3,858,801	**4,811,653**
長期負債	Long term liabilities	4,706,605	5,018,034	3,150,507	4,184,715	**6,797,211**
遞延稅項負債	Deferred taxation liabilities	372,842	366,595	362,477	298,414	**232,139**
已運用資金	Capital employed	18,369,516	19,927,216	19,741,817	21,784,464	**27,622,571**

附註：

1. 往年數字已重新編列，以反映集團於二零零四年採用的會計政策。
2. 每持有十股本公司股份獲派發一股華潤水泥控股有限公司之股份作為特別股息。

Note:

1. Prior years' figures are restated to reflect the Group's accounting policies applicable in 2004.
2. A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed.

股東週年大會通告撮要
Summary of Notice of Annual General Meeting

以下所載者為股東週年大會通告之撮要本，有關通告全文已載於二零零五年四月二十一日向股東寄發之通函內。

Set out below is a summary of the notice of annual general meeting, the full version of which is set out in the circular to shareholders dispatched on 21 April 2005.

華潤創業有限公司(「本公司」)謹訂於二零零五年六月二日(星期四)下午三時半，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以處理下列事項：

An Annual General Meeting of China Resources Enterprise, Limited (the "Company") will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 2 June 2005 at 3:30 p.m. for the following purposes:

普通決議案

Ordinary Resolutions

1. 省覽及考慮截至二零零四年十二月三十一日止年度之經審核財務報告與董事局報告及核數師報告。
2. 宣派末期股息。
3. 重選退任董事及釐定董事袍金。
4. 續聘核數師及授權董事釐定其酬金。
5. 授予董事一般授權以購回不超過已發行股本10%之股份。
6. 授予董事一般授權以發行不超過已發行股本20%之額外股份。
7. 藉增加獲准發行的股份數目至相當於根據本決議案第5項所購回之股份數目，以擴大本決議案第6項之一般授權。

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.
2. To declare a final dividend.
3. To re-elect retiring Directors and to fix the fees for the Directors.
4. To re-appoint Auditors and authorize the Directors to fix their remuneration.
5. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital.
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital.
7. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 5 hereof.

特別決議案

Special Resolution

8. 修訂本公司之組織章程細則第108條及第110條。

8. To amend Articles 108 and 110 of the Articles of Association of the Company.

公司資料 CORPORATE INFORMATION

主席
宋 林

Chairman
Song Lin

董事總經理
陳樹林

Managing Director
Chen Shulin

副董事總經理
喬世波
閻 飈
姜智宏

Deputy Managing Directors
Qiao Shibo
Yan Biao
Keung Chi Wang, Ralph

執行董事
劉百成
王 群
鍾 義
鄺文謙

Executive Directors
Lau Pak Shing
Wang Qun
Zhong Yi
Kwong Man Him

非執行董事
蔣 偉
謝勝喜

Non-Executive Directors
Jiang Wei
Xie Shengxi

獨立非執行董事
陳普芬
黃大寧
李家祥

Independent Non-Executive Directors
Chan Po Fun, Peter
Houang Tai Ninh
Li Ka Cheung, Eric

公司秘書
李業華

Company Secretary
Lee Yip Wah, Peter

核數師
德勤•關黃陳方會計師行

Auditors
Deloitte Touche Tohmatsu

股份過戶登記處
標準証券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

Share Registrars
Standard Registrars Limited
G/F Bank of East Asia Harbour View Centre
56 Gloucester Road, Hong Kong

註冊辦事處
香港灣仔港灣道26號華潤大廈39樓

Registered Office
39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong

股票代號
香港聯合交易所有限公司：291
美國預託證券：CHNRY
CUSIP：16940R109

Stock Codes
The Stock Exchange of Hong Kong Limited: 291
American Depositary Receipts: CHNRY
CUSIP: 16940R109

香港灣仔港灣道二十六號
華潤大廈三十九樓
電話：852-2827-1028
傳真：852-2598-8453
網址：www.cre.com.hk
電郵：info@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
E-mail : info@cre.com.hk

投資者關係
電郵：ir@cre.com.hk

Investor Relations
E-mail : ir@cre.com.hk